                                                 FILE PURSUANT TO RULE 424(B)(4)
                                                       REGISTRATION NO.333-73179


   PROSPECTUS
                                                                [ARGO-TECH LOGO]

                                    $55,000,000

                               ARGO-TECH CORPORATION

                         Offer to exchange all outstanding
                     8 5/8% Senior Subordinated Notes due 2007
                 that were originally issued on December 17, 1998
                 for new 8 5/8% Senior Subordinated Notes due 2007

                   THIS EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
                       NEW YORK CITY TIME, ON MAY 27, 1999.

- Interest on the notes accrues at an annual rate of 8 5/8% and is payable on April 1 and October 1 of each year. The first interest payment was made on April 1, 1999.

- The terms of the new notes are the same as the terms of the outstanding notes that were issued in a private offering on December 17, 1998, except that the new notes will not be subject to the transfer restrictions imposed by federal securities laws.

- Argo-Tech will exchange all outstanding notes that are validly tendered and not withdrawn before this exchange offer expires.

- You may withdraw your tender of notes at any time prior to May 27, 1999, the expiration date of this exchange offer.

- The exchange of notes in this exchange offer is not likely to be a taxable exchange for U.S. federal income tax purposes.

- You may tender your notes only in denominations of $1,000 and in multiples of $1,000.

- This exchange offer is subject only to the condition that it does not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission.

-  Argo-Tech will not receive any proceeds from this exchange offer.

- THIS EXCHANGE OFFER DOES NOT APPLY TO ANY OF ARGO-TECH'S 8 5/8% SENIOR SUBORDINATED NOTES DUE 2007 THAT WERE ORIGINALLY ISSUED BEFORE DECEMBER 17, 1998. PLEASE EXAMINE THE DATE OF YOUR NOTES CAREFULLY BEFORE TENDERING.
--------------------------------------------------------------------------------

    Please carefully consider the "Risk Factors" beginning on page 7 of this prospectus.
--------------------------------------------------------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, OR DETERMINED IF THE INFORMATION CONTAINED IN THIS PROSPECTUS IS COMPLETE OR ACCURATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is April 28, 1999.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
WHERE YOU CAN FIND MORE INFORMATION.........................    1
MARKET INFORMATION..........................................    1
FORWARD LOOKING INFORMATION.................................    1
PROSPECTUS SUMMARY..........................................    2
     Argo-Tech's Business...................................    2
     Recent Recapitalization................................    2
     The Exchange Offer.....................................    3
     The New Notes..........................................    5
     Selected Financial Data................................    6
     Ratio of Earnings to Fixed Charges.....................    6
RISK FACTORS................................................    7
     Risks Specific to Argo-Tech's Business.................    7
     Risks Associated with the Notes........................    9
     Risks Associated with Not Participating in the Exchange
      Offer.................................................   11
USE OF PROCEEDS.............................................   13
THE EXCHANGE OFFER..........................................   14
     Purpose and Effect of the Exchange Offer...............   14
     Resale of the New Notes................................   14
     Special Rules for Broker-Dealers.......................   15
     Terms of the Exchange Offer............................   15
     Expiration Date; Extensions; Amendments................   16
     Conditions.............................................   17
     Procedures for Tendering...............................   17
     Book-Entry Transfer....................................   19
     Guaranteed Delivery Procedures.........................   19
     Withdrawal of Tenders..................................   20
     Termination of Rights Accorded by the Registration
      Rights Agreement......................................   20
     Exchange Agent.........................................   20
     Fees and Expenses......................................   21
     Consequences of Failure to Exchange....................   21
     Accounting Treatment...................................   22
SELECTED CONSOLIDATED FINANCIAL INFORMATION.................   23
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   25
     Overview...............................................   25
     Factors Affecting Argo-Tech's Financial Results........   25
     Results of Operations..................................   27
     Export Sales...........................................   27
     13 Week Period Ended January 30, 1999 Compared with the
      14 Week Period Ended January 31, 1998.................   27
     Fiscal 1998 Compared with Fiscal 1997..................   28
     Fiscal 1997 Compared with Fiscal 1996..................   29
     Fluctuations of Operating Results; Limitations of
      Quarterly Comparisons.................................   30
     Liquidity and Capital Resources........................   31
     Year 2000..............................................   33
     Accounting Pronouncements..............................   33
BUSINESS....................................................   35
     Argo-Tech History and Ownership........................   35
     Information about the Industries in Which Argo-Tech
      Competes..............................................   35
     Argo-Tech's Products...................................   36
     Aftermarket Sales......................................   38
     Customers..............................................   39

                                                              PAGE
                                                              ----
     Sales and Marketing....................................   39
     Suppliers and Raw Materials............................   39
     Manufacturing..........................................   40
     Environmental Matters..................................   40
     Patents and Trademarks.................................   41
     Government Regulations.................................   41
     Competition............................................   41
     Backlog................................................   42
     Employees..............................................   42
     Properties.............................................   42
     Legal Proceedings......................................   42
MANAGEMENT..................................................   44
     Directors and Officers of Argo-Tech....................   44
     Executive Compensation.................................   45
PRINCIPAL STOCKHOLDERS......................................   53
     New Stockholders' Agreement............................   54
DESCRIPTION OF AT HOLDINGS' PREFERRED STOCK.................   54
DESCRIPTION OF THE CREDIT FACILITY..........................   54
DESCRIPTION OF THE NOTES....................................   57
     Terms of the Notes.....................................   57
     Optional Redemption....................................   57
     Selection..............................................   58
     Ranking................................................   58
     Subsidiary Guarantees..................................   61
     Change of Control......................................   62
     Covenants..............................................   64
     Merger and Consolidation...............................   72
     Defaults...............................................   73
     Amendments and Waivers.................................   75
     Transfer and Exchange..................................   76
     Defeasance.............................................   76
     Concerning the Trustee.................................   77
     Governing Law..........................................   77
     Definitions............................................   77
UNITED STATES FEDERAL TAX CONSEQUENCES......................   90
     Exchange Offer.........................................   90
     U.S. Taxation of U.S. Holders..........................   90
     U.S. Taxation of Non-U.S. Holders......................   92
     Withholding and Information Reporting..................   93
BOOK-ENTRY, DELIVERY AND FORM...............................   95
     Certificated Notes.....................................   97
PLAN OF DISTRIBUTION........................................   98
LEGAL MATTERS...............................................   99
EXPERTS.....................................................   99
INDEX TO FINANCIAL STATEMENTS...............................  F-1

                      WHERE YOU CAN FIND MORE INFORMATION

     Argo-Tech has filed a registration statement on Form S-4 under the Securities Act of 1933 with the Securities and Exchange Commission regarding this exchange offer. This prospectus does not contain all of the information in the registration statement. You will find additional information about Argo-Tech in the registration statement. Any statements made in this prospectus concerning the terms of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement.

     Argo-Tech is subject to the informational reporting requirements of the Securities Exchange Act of 1934 and files periodic reports, registration statements and other information with the Securities and Exchange Commission. You may read and copy any document Argo-Tech files with the Securities and Exchange Commission at the public reference facility, located at 450 Fifth Street N.W., Washington D.C. 20549. The Securities and Exchange Commission also maintains public reference facilities in Chicago, Illinois and New York, New York. You may call 1-800-SEC-0330 for more information about the public reference facilities. In addition, the Securities and Exchange Commission maintains a Web site at http://www.sec.gov, which contains Argo-Tech's reports, registration statements and other information.

     Even if Argo-Tech is not required to be subject to the reporting requirements of the Securities Exchange Act in the future, Argo-Tech will be required under the indenture governing the notes to continue to file with the Securities and Exchange Commission and to provide holders of the notes the information, documents and other reports specified in Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                               MARKET INFORMATION

     Market and competitive position data used throughout this prospectus were obtained through Argo-Tech's research, surveys or studies conducted by third parties and industry or general publications. Industry publications generally state that the information contained in the publication has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Argo-Tech has not independently verified market and competitive position data provided by third parties or industry or general publications. While this data is inherently imprecise, based on their understanding of the markets in which Argo-Tech competes, management believes that this data fairly represents Argo-Tech's relative market share and competitive position. Similarly, while management believes that Argo-Tech's internal surveys are reliable, these surveys have not been verified by any independent sources.

                          FORWARD-LOOKING INFORMATION

     This prospectus contains certain "Forward-Looking Statements." Those statements include, among other things, the discussions of Argo-Tech's business strategy and expectations concerning its position in the industry, future operations, margins, profitability, liquidity and capital resources. All of these forward-looking statements are based on estimates and assumptions made by management that, although believed to be reasonable, are inherently uncertain. You should not place undue reliance on these statements and estimates. Argo-Tech cannot assure you that any of these statements or estimates will be realized and actual results may differ significantly from those presented in the forward-looking statements. Factors that may cause a different outcome include, but are not limited to, those identified in this prospectus under the heading "Risk Factors." Forward-Looking Statements included in this document should not be regarded as a representation that Argo-Tech's plans and objectives will be achieved.

                               PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. You are encouraged to read the entire prospectus.

                              ARGO-TECH'S BUSINESS

     Argo-Tech is a leading designer, manufacturer and servicer of high performance pumps, valves and other fuel flow devices for the aerospace industry. Argo-Tech's customers include most commercial and domestic military aircraft engine and airframe manufacturers, airlines worldwide and the U.S. and other militaries.

     - Argo-Tech is the world's leading supplier of main engine fuel pumps to the commercial aircraft industry. Main engine fuel pumps are precision mechanical pumps, mounted to the aircraft's engines, that maintain the flow of fuel to the engine at a precise rate and pressure.

     - Argo-Tech is also a leading supplier of fuel-flow related products found on a plane's airframe. Airframe fuel pumps and airframe accessories are used to transfer fuel from fuel tanks to the engine systems and to shift and control fuel between tanks in order to maintain aircraft balance.

     - Argo-Tech's J.C. Carter subsidiary is the leading supplier of aerial refueling systems. These systems permit military aerial tankers to refuel fighter, bomber and other military aircraft while in flight.

     - J.C. Carter also is a leading supplier of ground fueling system valves and related components. These systems transfer fuel from fueling trucks and underground tanks to the underwing fuel receptacle of the aircraft.

                            RECENT RECAPITALIZATION

     On January 4, 1999, Argo-Tech's sole stockholder, AT Holdings Corporation, repurchased 639,510 shares of AT Holdings' common stock from its majority stockholder for $79.4 million in cash. This stock repurchase and related fees and expenses were financed with:

        - the proceeds of Argo-Tech's issuance of $55 million in principal amount of 8 5/8% Senior Subordinated Notes due 2007 in a private offering on December 17, 1998,

        - the proceeds of the issuance by AT Holdings of 30,000 shares of its preferred stock to Chase Venture Capital Associates, L.P., and

        - cash on hand.

     As a result of this recapitalization, Argo-Tech's Employee Stock Ownership Plan became AT Holdings' majority stockholder.
                            ------------------------

     Argo-Tech's executive offices and principal production facilities are located at 23555 Euclid Avenue, Cleveland, Ohio 44117-1795. The telephone number is (216) 692-6000.

                               THE EXCHANGE OFFER

THE EXCHANGE OFFER............   Argo-Tech is offering to exchange $55.0 million
                                 principal amount of its 8 5/8% Senior
                                 Subordinated Notes due 2007, which have been registered under the federal securities laws for $55.0 million principal amount of its outstanding unregistered 8 5/8% Senior
                                 Subordinated Notes due 2007 that were issued on December 17, 1998 in a private offering. You have the right to exchange your outstanding notes for new notes with substantially identical terms.

                                 In order for your outstanding notes to be exchanged, you must properly tender them prior to the expiration of the exchange offer. All validly tendered outstanding notes will be exchanged. Argo-Tech will issue new notes promptly after the exchange offer expires.

                                 THIS EXCHANGE OFFER DOES NOT APPLY TO THE
                                 8 5/8% SENIOR SUBORDINATED NOTES DUE 2007
                                 ORIGINALLY ISSUED BEFORE DECEMBER 17, 1998.

THIS EXCHANGE OFFER WILL
EXTINGUISH REGISTRATION
  RIGHTS......................   Argo-Tech sold the outstanding notes to Chase
                                 Securities Inc. on December 17, 1998. At that time, Argo-Tech signed a registration rights agreement with Chase Securities Inc., which requires Argo-Tech to conduct this exchange offer.

                                 This exchange offer is intended to satisfy the rights provided by the registration rights agreement. After the exchange offer is complete, you will no longer be entitled to registration rights with respect to outstanding notes you are entitled to exchange but do not exchange.

WHAT HAPPENS IF YOU FAIL TO
  EXCHANGE YOUR OUTSTANDING
  NOTES?......................   If you do not exchange your outstanding notes
                                 for new notes in the exchange offer, you will continue to be subject to the restrictions on transfer provided in the outstanding notes and the indenture governing those notes. In general, you may not offer or sell your outstanding notes unless they are registered under the federal securities laws or are sold in a transaction exempt from or not subject to the registration requirements of the federal securities laws and applicable state securities laws.

EXPIRATION DATE...............   The exchange offer will expire at 5:00 p.m.,
                                 New York City time, on May 27, 1999, unless
                                 Argo-Tech decides to extend the expiration date. See "The Exchange Offer -- Expiration
                                 Date; Extensions; Amendments."

CONDITIONS TO THE EXCHANGE
OFFER.........................   The exchange offer is subject to conditions
                                 that Argo-Tech may waive. The exchange offer is not conditioned on any minimum amount of outstanding notes being tendered for exchange.
                                 Please read "The Exchange Offer -- Conditions" for a complete description of the conditions to the exchange offer.

                                 Argo-Tech reserves the right, subject to applicable law, at any time and from time to time:

                                      - to delay the acceptance of the
                                        outstanding notes,
                                      - to terminate the exchange offer if
                                        specified conditions have not been
                                        satisfied,

                                      - to extend the expiration date of the
                                        exchange offer and retain all tendered
                                        outstanding notes subject to the right
                                        of tendering holders to withdraw their
                                        tender of outstanding notes, and

                                      - to waive any condition or otherwise
                                        amend the terms of the exchange offer in any respect.

HOW DO YOU TENDER YOUR
OUTSTANDING NOTES?............   If you wish to tender your outstanding notes
                                 for exchange, you must:

                                      - complete and sign the enclosed Letter of
                                        Transmittal by following the related
                                        instructions, and

                                      - send the Letter of Transmittal, as
                                        directed in the instructions, together
                                        with any other required documents, to
                                        the exchange agent, either

                                 (1) with the outstanding notes to be tendered or

                                 (2) in compliance with the specified procedures for guaranteed delivery of the outstanding notes.

                                 Brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer.

                                 Please do not send your letter of transmittal or certificates representing your outstanding notes to Argo-Tech. Those documents should only be sent to the exchange agent. Questions regarding how to tender and requests for information should be directed to the exchange agent. See "The Exchange Offer -- Exchange Agent."

SPECIAL PROCEDURES FOR
BENEFICIAL OWNERS.............   If your outstanding notes are registered in the
                                 name of a broker, dealer, commercial bank, trust company or other nominee, Argo-Tech urges you to contact that person promptly if you wish to tender your outstanding notes in the exchange offer. See "The Exchange
                                 Offer -- Procedures for Tendering."

WITHDRAWAL RIGHTS.............   You may withdraw the tender of your outstanding
                                 notes any time prior to the expiration date of the exchange offer by delivering a written notice of withdrawal to the exchange agent. You must follow the withdrawal procedures described under the heading "The Exchange Offer --
                                 Withdrawal of Tenders."

RESALES OF NEW NOTES..........   Argo-Tech believes that you will be able to
                                 offer for resale, resell or otherwise transfer new notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the federal securities laws, as long as:

                                      - you are acquiring the new notes in the
                                        ordinary course of business,

                                      - you are not participating, and have no
                                        arrangement or understanding with any
                                        person to participate, in the
                                        distribution of the new notes, and

                                      - you are not an affiliate of Argo-Tech.
                                        An affiliate of Argo-Tech is a person
                                        that "controls or is controlled by or is under common control with" Argo-Tech.

                                 Argo-Tech's belief is based on interpretations by the staff of the Securities and Exchange Commission set forth in no-action letters issued to third parties unrelated to Argo-Tech. The Commission's staff has not considered this exchange offer in the context of a no-action letter. Argo-Tech cannot assure you that the Commission's staff would make a similar determination with respect to this exchange offer.

                                 If Argo-Tech's belief is not accurate and you transfer a new note without delivering a prospectus meeting the requirements of the federal securities laws or without an exemption from these laws, you may incur liability under the federal securities laws. Argo-Tech does not and will not assume or indemnify you against this liability.

                                 Each broker-dealer that receives new notes for its own account in exchange for outstanding notes which were acquired by such broker-dealer as a result of market-making or other trading activities must agree to deliver a prospectus meeting the requirements of the federal securities laws in connection with any resale of the new notes. See "The Exchange Offer -- Resale of the New Notes."

EXCHANGE AGENT................   Harris Trust and Savings Bank is the exchange
                                 agent for the exchange offer. The address, telephone and facsimile numbers of the exchange agent are listed under the heading "The
                                 Exchange Offer -- Exchange Agent."

 See "The Exchange Offer" for more detailed information concerning the exchange offer.

                                 THE NEW NOTES

     The terms of the new notes and the outstanding notes are identical in all material respects, except that the transfer restrictions and registration rights relating to the outstanding notes do not apply to the new notes.

SECURITIES OFFERED............   $55,000,000 aggregate principal amount of
                                 Argo-Tech's 8 5/8% senior subordinated notes due October 1, 2007.

INTEREST PAYMENT DATES........   April 1 and October 1 of each year, beginning
                                 on April 1, 1999.

OPTIONAL REDEMPTION...........   On or after October 1, 2002, Argo-Tech may
                                 redeem some or all of the notes at the
                                 redemption prices listed under the heading
                                 "Description of Notes -- Optional Redemption," plus any accrued and unpaid interest to the date of redemption.

                                 At any time on or before October 1, 2000, Argo-Tech may redeem up to 33 1/3% of the original aggregate principal amount of the notes with the proceeds of one or more public equity offerings by Argo-Tech or AT Holdings. The redemption price will equal 108.625% of the principal amount of the notes, plus any accrued and unpaid interest to the date of redemption. At least 66 2/3% of the original aggregate principal amount of the notes must remain outstanding immediately after each redemption.

RANKING.......................   The notes will not be secured by any assets,
                                 and:

                                 - will be subordinated to all of Argo-Tech's
                                   existing and future secured indebtedness, including its credit facility,

                                 - will be effectively subordinated to all
                                   liabilities of Argo-Tech's subsidiaries,

                                 - will rank equal in right of payment with all
                                   of Argo-Tech's existing and future senior subordinated indebtedness, and

                                 - will rank senior in right of payment to any
                                   of Argo-Tech's indebtedness that is made subordinate to the notes by agreement of the creditor.

                                 As of October 31, 1998 Argo-Tech had:

                                 - total secured indebtedness of $87.4 million,
                                   and

                                 - $140 million of outstanding senior
                                   subordinated unsecured indebtedness that would rank equal in right of payment with the notes.

SUBSIDIARY GUARANTEES.........   The notes are fully guaranteed on an unsecured,
                                 senior subordinated basis by Argo-Tech's wholly owned domestic subsidiaries: Argo-Tech
                                 Corporation (HBP), Argo-Tech Corporation (OEM),
                                 Argo-Tech Corporation (Aftermarket) and J.C.
                                 Carter Company. All of Argo-Tech's future domestic subsidiaries that incur indebtedness or guarantee its credit facility will also become guarantors of the notes.

CHANGE OF CONTROL.............   If a change of control event occurs, Argo-Tech
                                 will be required to make an offer to repurchase all of the new notes at a price equal to 101% of their principal amount, plus any accrued and unpaid interest to the date of repurchase.
                                 Events resulting in a "change of control" are described under the heading "Description of the Notes -- Change of Control."

COVENANTS.....................   The indenture governing the notes contains
                                 covenants which, among other things, restrict
                                 Argo-Tech's ability and the ability of most of its subsidiaries to:

                                 - incur more debt,
                                 - pay dividends,
                                 - make distributions on Argo-Tech's or its
                                   subsidiaries' stock,
                                 - make certain restricted payments and
                                   investments,
                                 - enter into sale and leaseback transactions,
                                 - create liens,
                                 - enter into transactions with affiliates or
                                   related persons,
                                 - sell assets,
                                 - merge or consolidate,
                                 - sell all or substantially all of Argo-Tech's
                                   or its subsidiaries' assets.

                                 These covenants are subject to important exceptions and qualifications. See "Description of the Notes -- Certain Covenants."

                            SELECTED FINANCIAL DATA

     You will find selected financial data of Argo-Tech beginning on page 23 of this prospectus.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following are the ratio of earnings to fixed charges for each of the years in the five-year period ended October 31, 1998.

                                                13                  14                  YEAR ENDED OCTOBER 31,
                                           WEEKS ENDED         WEEKS ENDED       ------------------------------------
                                         JANUARY 30, 1999    JANUARY 31, 1998    1998    1997    1996    1995    1994
                                         ----------------    ----------------    ----    ----    ----    ----    ----
Ratio of Earnings to Fixed Charges...            (a)               1.3x          1.3x    2.1x    1.9x    1.3x    1.0x

---------------

(a) No ratio is presented for the 13 weeks ended January 30, 1999 as the earnings for that period were $224,000 less than the fixed charges.

                                  RISK FACTORS

     You should consider carefully the following risks and all of the information set forth in this prospectus before you tender your outstanding notes in this exchange offer.

RISKS SPECIFIC TO ARGO-TECH'S BUSINESS

     - ARGO-TECH'S RESULTS OF OPERATIONS AND CASH FLOW WILL FLUCTUATE BECAUSE OF THE CYCLICAL NATURE OF THE AEROSPACE INDUSTRY.

     Substantially all of Argo-Tech's gross profit and operating income is derived from its sales of products to the airline industry. The commercial original equipment segment of the aerospace industry has been subject to cyclical fluctuations due to general economic conditions that reduce airline travel. This has periodically reduced orders for commercial aircraft, reduced utilization of commercial aircraft and led to a corresponding decrease in Argo-Tech's sales of new components, related income and cash flow. For example, the commercial airline industry was adversely affected by a severe downturn during the three year period ended December 31, 1993. This downturn resulted in record losses for the commercial airline industry and a decrease in production of commercial engine and airframe assemblies, which caused a corresponding decline in the aerospace industry from 1993 to 1995. Argo-Tech's commercial original equipment business experienced a similar decline.

     During the downturn, Argo-Tech's aftermarket sales also declined as airlines delayed purchases of spare parts, preferring to use existing spare parts inventory. Management believes that airlines currently maintain little or no spare parts inventory, which should cause future aftermarket sales to remain relatively stable even in an original equipment segment downturn. However, there can be no assurance that airlines will not increase their spare parts inventory in the future. If they do, combined with an economic downturn, there could be a material adverse effect on Argo-Tech's business and profitability.

     The recent economic downturn in Asia, has currently not had a material effect on Argo-Tech's business or operations. However, it could, in the future, significantly impact Argo-Tech's customers and the aerospace industry generally. Such an impact could have a material adverse effect on Argo-Tech's business, and therefore, on its ability to pay principal and interest on the notes.

     - ARGO-TECH IS SUBJECT TO GOVERNMENT REGULATION AND OVERSIGHT OF THE AEROSPACE INDUSTRY, WHICH MAY ADVERSELY AFFECT ARGO-TECH'S RESULTS OF OPERATIONS AND CASH FLOW.

     The aerospace industry is highly regulated in the United States and in other countries. Argo-Tech's products must be certified or accepted by the Federal Aviation Administration, the U.S. Department of Defense and similar agencies in foreign countries and by individual original equipment manufacturers in order to sell and service parts and components used in specific aircraft models. If material certifications, authorizations or approvals were revoked or suspended, Argo-Tech's operations would be adversely affected. In the future, new and more demanding government regulations may be adopted or industry oversight may be increased. This could have an adverse effect on Argo-Tech's profitability and cash flow, and therefore, on its ability to pay principal and interest on the notes.

     - THE LIMITED NUMBER OF CUSTOMERS FOR ARGO-TECH'S PRODUCTS MAY ADVERSELY AFFECT ARGO-TECH'S RESULTS OF OPERATIONS AND CASH FLOW.

     Due to the relatively small number of customers in the aerospace industry, especially original equipment manufacturers, customers are often able to restrict price increases and other terms of sale for Argo-Tech's products. This influence, as well as the loss of one or more these significant customers, could have a material adverse effect on Argo-Tech's profitability and, therefore, its ability to pay interest and principal on these notes. In addition, customers such as original equipment manufacturers may from time to time consider direct competition with suppliers, including Argo-Tech. If customers decide to compete with Argo-Tech directly, there could be a material adverse effect on Argo-Tech's profitability.

     - ARGO-TECH'S MILITARY SALES MAY BE ADVERSELY AFFECTED BY REDUCTIONS IN DEFENSE SPENDING.

     Approximately 17.1% of Argo-Tech's sales in fiscal year 1998 were related to products used in U.S. designed military aircraft. The U.S. defense budget has been declining in recent years, and this has resulted in reduced demand for new aircraft and spare parts. In addition, foreign military sales are affected by U.S. government regulations, regulations by the purchasing foreign government and political uncertainties in the U.S. and abroad. The U.S. defense budget may continue to decline and sales of defense related items to foreign governments may not continue at present levels. In addition, the terms of defense contracts with the U.S. government generally permit the government to terminate contracts, with or without cause, at any time. Any unexpected termination of a significant government contract could have an adverse effect on Argo-Tech's business and profitability and, therefore its ability to pay interest and principal on these notes.

     - ARGO-TECH'S OPERATIONS COULD BE ADVERSELY AFFECTED IF IT IS UNABLE TO MAINTAIN A STABLE WORKFORCE.

     Argo-Tech's high precision products require a skilled workforce. Because Argo-Tech maintains a relatively small inventory of finished goods, and because the aerospace industry operates on relatively long production lead times, shortages of appropriately skilled production and professional workers or any interruption due to strikes or work stoppages could have a material adverse effect on Argo-Tech's business and results of operations. All of the hourly employees at the Cleveland facility are represented by the United Auto Workers union.

     - ARGO-TECH'S DEPENDENCE ON A LIMITED NUMBER OF SUPPLIERS COULD ADVERSELY AFFECT ITS OPERATIONS.

     Argo-Tech depends on a limited number of suppliers for essential materials used in its products. The lengthy and expensive Federal Aviation Administration and original equipment certification processes associated with aerospace products could prevent efficient replacement of a material or supplier. Each certification process frequently approves only one specific raw material or component source. Since Argo-Tech maintains a relatively small inventory of raw materials and component parts, it could be adversely affected by a reduction of supply from approved vendors.

     Like all other aerospace fuel pump manufacturers, Argo-Tech relies on the sole supplier of CPM-10V, a powdered metal used in the manufacture of certain pump components. If that supply ceased to exist, Argo-Tech's ability to manufacture its products would be adversely affected.

     - ARGO-TECH HAS POTENTIAL EXPOSURE TO ENVIRONMENTAL LIABILITIES.

     Argo-Tech's Cleveland and Costa Mesa, California facilities are currently the subject of environmental remediation regarding contamination resulting from the operations of Argo-Tech's predecessors. Those predecessors have indemnified Argo-Tech for substantially all costs of remediation at each site. There can be no assurance, however, that those parties will continue to satisfy their indemnification obligations or that Argo-Tech would not be ultimately responsible as owner and/or operator of either or both of these sites for potentially significant remediation costs. Moreover, future changes in environmental laws or the nature of Argo-Tech's operations may require it to make significant additional expenditures to ensure future environmental compliance.

     - J.C. CARTER MAY HAVE TO PAY A PRODUCT LIABILITY JUDGMENT.

     In October, 1996, J.C. Carter Company was named as a respondent in a petition filed in federal district court in Santa Ana, California by Alsthom, a French shipbuilding concern, to enforce an international arbitration award rendered in Paris, France, in favor of Alsthom and against an entity identified as J.C. Carter Company. Argo-Tech believes that J.C. Carter is not the J.C. Carter Company referenced in the arbitration award. On January 22, 1999, Alsthom filed a Motion for Summary Judgment against J.C. Carter to enforce the international arbitration award. On February 23, 1999, the district court granted Alsthom's motion and agreed that Alsthom is entitled to a judgment in the amount of 67,900,000 French Francs (approximately $11.4 million) plus interest at the French official rate from January 30, 1993 to the date of actual payment. The district court has ordered, however, that judgment not be entered at this time because of the claims against the remaining parties. J.C. Carter intends to seek reconsideration of the district court's decision, and, if an adverse judgment is entered against it, to appeal any such judgment to the Ninth Circuit Court of

Appeals. J.C. Carter also intends to pursue vigorously its claims for declaratory relief and equitable indemnification against prior owners of assets relating to the arbitration. J.C. Carter believes that it is entitled to indemnification relating to this claim from a previous owner, which has defended the lawsuit since its filing. Management believes that J.C. Carter's indemnification rights will be adequate to cover this judgment. However, if indemnification rights are unavailable or inadequate, J.C. Carter would be required to pay the judgment and this could have a material adverse effect on Argo-Tech.

     While Argo-Tech has never been a defendant in a products liability case involving its aerospace or ground fueling products, Argo-Tech's overall operations expose it to potential liabilities for personal injury or death as a result of the failure of aircraft components or products that have been designed, manufactured or serviced by Argo-Tech. If Argo-Tech's insurance coverage is inadequate to cover any product liability claim, there could be a material adverse effect on Argo-Tech.

RISKS ASSOCIATED WITH THE NOTES

     - ARGO-TECH HAS SUBSTANTIAL INDEBTEDNESS THAT COULD PREVENT IT FROM FULFILLING ITS OBLIGATIONS UNDER THESE NOTES.

     Argo-Tech has a substantial amount of outstanding debt. A large amount of its indebtedness is secured indebtedness, which ranks senior in right of payment to these notes. The table below shows selected credit information as of January 30, 1999:

TOTAL INDEBTEDNESS:                        $278.5 million
  SECURED INDEBTEDNESS:                    $86.2 million
  SENIOR SUBORDINATED INDEBTEDNESS:        $192.3 million
RATIO OF EARNINGS TO FIXED CHARGES:        No ratio is presented, as the earnings
                                           were $224,000 less than the fixed
                                           charges.

     Argo-Tech's substantial indebtedness could have important consequences to you. For example, it could:

        - make it more difficult for Argo-Tech to satisfy its obligations under these notes,

        - require Argo-Tech to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, which would reduce the availability of cash flow for other general corporate purposes,

        - limit Argo-Tech's ability to fund future working capital, capital expenditures, acquisitions, investments and other general corporate requirements,

        - along with the financial and other covenants in its indebtedness, limit Argo-Tech's ability to borrow additional funds,

        - place Argo-Tech at a competitive disadvantage compared to its competitors that have less debt, and

        - limit Argo-Tech's flexibility in responding to changes in its business and in the aerospace industry generally.

     In addition, a portion of Argo-Tech's borrowings under its credit facility are, and will continue to be, at variable rates of interest. This exposes Argo-Tech to the risk of increased interest rates.

     - ADDITIONAL BORROWINGS ARE AVAILABLE -- THE RISKS DESCRIBED ABOVE COULD INCREASE IF ARGO-TECH BORROWS MORE MONEY THROUGH ITS CREDIT FACILITY.

     Despite Argo-Tech's high level of indebtedness, its credit facility, the indenture governing these notes and the indenture governing its senior subordinated notes that were issued in September 1997, permit Argo-Tech to borrow additional money. Any additional debt could rank senior in right of payment to the notes. If Argo-Tech borrows more money, the related risks described above could be significantly increased.

     - YOUR RIGHT TO RECEIVE PAYMENTS ON THESE NOTES IS JUNIOR TO ALL OF ARGO-TECH'S EXISTING SENIOR INDEBTEDNESS.

     These notes rank behind in right of payment to all of Argo-Tech's existing indebtedness, other than trade payables. These notes will also rank behind in right of payment to all of Argo-Tech's future borrowings, other than trade payables, unless that future indebtedness expressly provides that it ranks equal with, or is subordinated in right of payment to, these notes and the subsidiary guarantees of these notes. As a result, upon any distribution to Argo-Tech's creditors or the creditors of any subsidiary guarantor in a bankruptcy, liquidation, reorganization or similar proceeding, the holders of Argo-Tech's senior debt would be entitled to be paid in full in cash before any payment would be made on these notes or the subsidiary guarantees of these notes. Holders of the notes may receive less, ratably, than holders of trade payables in any such proceeding.

     In addition, holders of the notes will have to participate in any distribution along with all other holders of subordinated indebtedness of Argo-Tech, including trade creditors and holders of the 8 5/8% Senior Subordinated Notes due 2007 issued in September 1997. In any of these cases, Argo-Tech may not have sufficient funds to pay all of its creditors. Holders of the notes could receive no payments, or could receive less than holders of senior debt. Moreover, upon the occurrence of certain events of default under its credit facility, Argo-Tech would be prohibited from making any payments on the notes.

     - THESE NOTES ARE NOT SECURED BY ANY OF ARGO-TECH'S ASSETS.

     The notes will not be secured by any of Argo-Tech's assets. In contrast, Argo-Tech's obligations under its credit facility are secured by substantially all of Argo-Tech's assets. If Argo-Tech became insolvent or was liquidated, or if payment under its credit facility is accelerated, the lenders under the credit facility would be entitled to exercise the remedies available to a secured lender under applicable law. This would mean that bank lenders would have a claim on Argo-Tech's assets before the holders of these notes.

     - ARGO-TECH MAY BE UNABLE TO PURCHASE YOUR NOTES UPON THE OCCURRENCE OF A CHANGE OF CONTROL EVENT.

     Upon a change of control event described in the indenture, Argo-Tech will be required to offer to repurchase your notes at 101% of their face value, plus any accrued interest. It is possible that Argo-Tech will not have enough funds at the time of the change of control event to repurchase your notes. Also, restrictions in Argo-Tech's credit facility may not allow it to repurchase your notes.

     In addition to the required repurchase of these notes, upon a change of control Argo-Tech:

        - may be required to immediately repay the outstanding principal, any accrued interest on and any other amounts owed under its credit facility, and

        - would be required to offer to purchase all of its outstanding 8 5/8% Senior Subordinated Notes due 2007 that were issued in September 1997.

     To fulfill all of these obligations upon the occurrence of a change of control, Argo-Tech may have to refinance its outstanding indebtedness, which may not be possible. Even if it is possible, such a refinancing may be on terms unfavorable to Argo-Tech. Events that result in a "change of control" are described under the heading titled "Description of the Notes -- Change of Control."

     - FEDERAL AND STATE STATUTES MAY ALLOW COURTS TO VOID THE GUARANTEES OF THE NOTES BY ARGO-TECH'S SUBSIDIARIES AND REQUIRE NOTEHOLDERS TO RETURN ANY PAYMENTS RECEIVED FROM GUARANTORS.

     Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims based on a guarantee could be subordinated to all other debts of the guarantor, if the guarantor, at the time it incurred the indebtedness evidenced by the guarantee:

        - received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee, and

        - was insolvent or rendered insolvent because of the incurrence of the guarantee, or

        - was engaged or was about to engage in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital, or

        - intended to, or believed that it would incur, debts beyond its ability to pay such debts as they matured.

     In addition, any voided payment by that guarantor could be required to be returned to the guarantor, or returned to a fund for the benefit of the creditors of that guarantor.

     The measure of insolvency for purposes of fraudulent transfer laws will vary depending upon the law of the jurisdiction being applied. Generally a guarantor will be considered insolvent if:

        - the sum of its debts, including contingent liabilities, was greater than the fair salable value of its assets, or

        - the fair salable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature, or

        - it could not pay its debts as they become due.

     Based on historical financial information, recent operating history and other factors, management believes that each of Argo-tech's subsidiary guarantors, after giving effect to their guarantees of these notes:

        - will not be insolvent,

        - will not have unreasonably small capital to run its business effectively, and

        - will not have incurred debts beyond its ability to pay when they mature.

     Argo-Tech cannot be certain that a court would apply this standard or that a court would agree with Argo-Tech's conclusions.

     - THE SUBSIDIARY GUARANTEES MAY BE UNENFORCEABLE.

     Argo-Tech is a holding company and derives all of its operating income from its subsidiaries. Argo-Tech must rely upon distributions from its subsidiaries to generate the funds necessary to meet its obligations, including the payment of principal and interest on these notes. The holders of these notes will have no direct claim against the guarantor subsidiaries other than a claim created by the subsidiary guarantees. The subsidiary guarantees may themselves be subject to legal challenge in a bankruptcy or reorganization case or a lawsuit by or on behalf of creditors of a subsidiary guarantor. If such a challenge were upheld, the subsidiary guarantees of the notes would be invalid and unenforceable, and the rights of holders of the notes to participate in any distribution of assets of any subsidiary guarantor upon liquidation, bankruptcy, reorganization or similar proceeding would be subject to the prior claims of creditors of that subsidiary guarantor.

     The indenture contains covenants that restrict the ability of Argo-Tech's subsidiaries to enter into any agreement that limits distributions and transfers, including dividends. However, the ability of Argo-Tech's subsidiaries to make distributions may be restricted by, among other things, applicable state corporate laws and other laws and regulations or by terms of agreements to which they are a party or become a party to in the future. In addition, such distributions may not be adequate to fund the interest and principal payments on Argo-Tech's credit facility and the notes when those obligations become due.

RISKS ASSOCIATED WITH NOT PARTICIPATING IN THE EXCHANGE OFFER

     - ANY MARKET FOR THE OUTSTANDING NOTES IS LIKELY TO DECLINE AFTER THE COMPLETION OF THE EXCHANGE OFFER.

     As outstanding notes are tendered and accepted in the exchange offer, the principal amount of remaining outstanding notes will decrease. This decrease will reduce the liquidity of the trading market for the outstanding notes. There can be no assurance that any trading market that has developed for the outstanding notes will continue to exist after the completion of the exchange offer. See "The Exchange Offer -- Consequences of Failure to Exchange."

     - IF YOU DO NOT EXCHANGE YOUR OUTSTANDING NOTES, YOU WILL REMAIN SUBJECT TO TRANSFER RESTRICTIONS.

     Argo-Tech has not registered the outstanding notes under the federal securities laws. Outstanding notes that are not exchanged and remain outstanding after the completion of the exchange offer will remain subject to the transfer restrictions under applicable securities laws. This means that you will be able to transfer, sell or trade your outstanding notes only through an exemption from the registration requirements of the federal securities laws. See "The Exchange Offer -- Consequences of Failure to Exchange."

                                USE OF PROCEEDS

     There will be no cash proceeds from the issuance of the new notes. The proceeds from the issuance and sale of the outstanding notes were used to pay a dividend to AT Holdings that was used, along with the proceeds of AT Holdings' sale of its preferred stock and cash on hand, to repurchase shares of AT Holdings' stock from its then majority stockholder and to pay fees and expenses incurred in connection with those transactions.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     On December 17, 1998, Argo-Tech sold $55,000,000 in principal amount at maturity of the outstanding notes in a private placement through Chase Securities Inc. In connection with this sale, Argo-Tech entered into a registration rights agreement with Chase Securities Inc. This agreement requires Argo-Tech to

     - use its best efforts to file a registration statement covering the exchange offer with the Securities and Exchange Commission,

     - cause the registration statement to become effective under the Securities Act of 1933, and

     - offer each holder of outstanding notes the opportunity to exchange their notes for an equal principal amount of new notes upon the effectiveness of the registration statement.

     A copy of the registration rights agreement has been filed as an exhibit to the registration statement which was filed with the Securities and Exchange Commission. The registration statement also includes this prospectus.

     You are a holder, or a person to which this exchange offer is made, if you are a person in whose name any outstanding notes are registered on Argo-Tech's books or if you have obtained a properly completed assignment of those notes from a registered holder.

     In order to participate in the exchange offer, you must represent to Argo-Tech that:

     - the new notes being acquired in the exchange offer are being obtained in the ordinary course of business of the person receiving those new notes,

     - neither you nor any other person receiving the new notes is engaging in or intends to engage in a distribution of the new notes,

     - neither you nor any other person receiving the new notes has an arrangement or understanding with any person to participate in the distribution of the new notes, and

     - neither you nor any other person receiving the new notes is an "affiliate" of Argo-Tech. An affiliate is any person who "controls, is controlled by, or is under common control with," Argo-Tech.

RESALE OF THE NEW NOTES

     In exchange for properly tendered outstanding notes, the new notes will be issued without a restrictive legend and may be reoffered and resold by the holder without the restrictions and limitations imposed by the Securities Act of 1933 on the outstanding notes. Outstanding notes that are not tendered for exchange under the exchange offer will remain outstanding and holders of those notes will be entitled to the rights as set forth in the indenture. However, the holders of the outstanding notes will not retain any rights under the registration rights agreement, including the right to receive additional incremental interest on the outstanding notes in the event that the registration statement has not been filed or become effective within specified time periods. Untendered outstanding notes will remain subject to the transfer restrictions imposed by the Securities Act of 1933. See "Consequences of Failure to Exchange."

     The conclusion that the new notes may be reoffered and resold by the holder without transfer restrictions is based on previous interpretations by the Staff of the Securities and Exchange Commission in no-action letters issued to third parties, including "Exxon Capital Holdings Corporation" (available May 13,
1988), "Morgan Stanley & Co. Incorporated" (the "Morgan Stanley Letter"), "Mary Kay Cosmetics, Inc." (available June 5, 1991), "Warnaco, Inc." (available October 11, 1991), and "K-III Communications Corp." (available May 14, 1993). This conclusion also relies on the representations described above that must be made by you and any other tendering holder before participating in the exchange offer.

     Any holder who tenders in the exchange offer with the intention of participating in a distribution of the new notes cannot rely on this conclusion and must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any resale transaction. If Argo-Tech's conclusion regarding resale of the new notes is inaccurate, holders who transfer new notes in violation of the prospectus delivery provisions of the Securities Act of 1933 and without an exemption from registration may incur liability. Argo-Tech will not assume, or indemnify holders against, this liability.

     The exchange offer is not being made to, and Argo-Tech will not accept tenders from, holders of outstanding notes in any jurisdiction where the exchange offer or the acceptance of outstanding notes would not be in compliance with the securities or blue sky laws of that jurisdiction.

SPECIAL RULES FOR BROKER-DEALERS

     Each broker-dealer that receives new notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. In order to facilitate the disposition of new notes by broker-dealers participating in the exchange offer, Argo-Tech has agreed, subject to specific conditions, to make this prospectus, as it may be amended or supplemented from time to time, available for delivery by those broker-dealers to satisfy their prospectus delivery obligations under the Securities Act of 1933.

     Argo-Tech is obligated to deal with only one entity representing the broker-dealers participating in the exchange offer. This entity is, and will be, Chase Securities Inc. unless Chase elects not to act as the representative of the broker-dealers. Any holder that is a broker-dealer participating in the exchange offer must notify Chase Securities Inc. at the telephone number set forth in the enclosed Letter of Transmittal and must comply with the procedures for brokers-dealers participating in the exchange offer. Among other things, Chase Securities Inc. is required to confirm with Argo-Tech on a weekly basis that the prospectus is available. In addition, broker-dealers participating in the exchange offer will be required to confirm this availability with Chase Securities inc. on a weekly basis. Under the registration rights agreement, Argo-Tech is not required to amend or supplement the prospectus for a period exceeding 90 days after the expiration date of the exchange offer, except in limited circumstances where Argo-Tech suspends use of the registration statement. Argo-Tech has not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

     If the terms and conditions described in this prospectus and in the accompanying Letter of Transmittal are met, Argo-Tech will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date.

     This prospectus, together with the Letter of Transmittal, is being sent to all registered holders of the outstanding notes. There will be no fixed record date for determining registered holders of the outstanding notes entitled to participate in the exchange offer. Instead, holders of the outstanding notes must tender their certificates or cause their outstanding notes to be tendered by book-entry transfer prior to the expiration date in order to participate.

     The exchange agent, Harris Trust and Savings Bank, will act as agent for the tendering holders for the purposes of receiving the new notes from Argo-Tech. Argo-Tech will be deemed to have accepted validly tendered outstanding notes when it has given oral or written notice to the exchange agent. If any tendered outstanding notes are not accepted for exchange because of an invalid tender or any other reason, certificates for those unaccepted outstanding notes will be returned, without expense to the tendering holder, as promptly as practicable after the expiration date. Any unaccepted outstanding notes tendered by book-entry transfer will be credited to an account maintained with The Depository Trust Company, without expense to the tendering holder, as promptly as practicable after the expiration date. See "Procedures for Tendering."

     Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the accompanying Letter of Transmittal, transfer taxes with respect to the exchange.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The expiration date will be 5:00 p.m., New York City time on May 27, 1999, unless Argo-Tech, in its sole discretion, extends the exchange offer. If extended, the expiration date will then be the latest date and time to which the exchange offer is extended.

     Argo-Tech will notify the exchange agent of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and will also make a public announcement of any extension.

     Argo-Tech reserves the right, in its sole discretion to:

     - delay accepting any outstanding notes,

     - extend the exchange offer, if any of the conditions set forth below under "Conditions" have not been satisfied, or

     - terminate the exchange offer if any of the conditions set forth below under "Conditions" have not been satisfied, or

     - amend the terms of the exchange offer in any manner consistent with the registration rights agreement.

     Any delay in acceptances, extension, termination, or amendment of the exchange offer will be followed as promptly as practicable by oral or written notice to the registered holders. Argo-Tech has no obligation to publish, advertise or otherwise communicate this notice other than its obligation to make a timely release to a news agency.

     If the exchange offer is amended in a manner determined by Argo-Tech to constitute a material change, Argo-Tech will promptly disclose that amendment in a prospectus supplement that will be distributed to all registered holders. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, Argo-Tech will also extend the exchange offer for a period of five to ten business days, if the exchange offer would otherwise expire during that five to ten business day period.

     Issuance of the new notes in exchange for accepted outstanding notes will be made only after the exchange agent receives:

     - certificates for the outstanding notes, or a timely confirmation of book-entry transfer of such outstanding notes into the exchange agent's account at The Depository Trust Company, and

     - a properly completed and duly executed Letter of Transmittal, and

     - all other required documents.

     However, Argo-Tech reserves the absolute right to waive any defects or irregularities in the tender of outstanding notes or in the satisfaction of conditions of the exchange offer by a holder. If:

     - any tendered outstanding notes are not accepted for any reason,

     - the holder withdraws their previously tendered outstanding notes, or

     - outstanding notes are submitted for a greater principal amount of outstanding notes than the holder desires to exchange,

then any such unaccepted, withdrawn or portion of non-exchanged outstanding notes will be returned as promptly as practicable after the expiration or termination of the exchange offer without expense to the tendering holder. In the case of outstanding notes tendered by book-entry transfer, such unaccepted, withdrawn or portion of non-exchanged outstanding notes will be credited to an account maintained with The Depository Trust Company without expense to the tendering holder.

CONDITIONS

     Argo-Tech will not be required to exchange any new notes for outstanding notes, and may terminate the exchange offer before the acceptance of any outstanding notes for exchange, if:

     - any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in Argo-Tech's reasonable judgment, might materially impair its ability to proceed with the exchange offer, or

     - any law, statute, rule or regulation is proposed, adopted or enacted, or any interpretation of any existing law, statute, rule or regulation is issued by the Staff of the Securities and Exchange Commission, which, in Argo-Tech's reasonable judgment, might materially impair its ability to proceed with the exchange offer, or

     - any governmental approval or approval by holders of the outstanding notes has not been obtained, if Argo-Tech deems, in its reasonable judgment, that such approval is necessary for the consummation of the exchange offer.

     If Argo-Tech determines in its sole discretion that any of these conditions are not satisfied, Argo-Tech may:

     - refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders, or, in the case of outstanding notes tendered by book-entry transfer, credit such outstanding notes to an account maintained with The Depository Trust Company,

     - extend the exchange offer and retain all outstanding notes tendered prior to the expiration of the exchange offer, subject to the rights of holders to withdraw their tender of outstanding notes, or

     - waive any unsatisfied conditions and accept all properly tendered outstanding notes that have not been withdrawn.

     See "-- Expiration Date; Extensions; Amendments."

PROCEDURES FOR TENDERING

     To tender in the exchange offer, a holder must:

     - complete, sign and date the Letter of Transmittal, or a facsimile,

     - have the signatures on the Letter of Transmittal guaranteed if required by the Letter of Transmittal, and

     - mail or otherwise deliver the Letter of Transmittal or facsimile to the exchange agent before the expiration date.

     In addition, a holder must comply with the guaranteed delivery procedures described below if:

     - certificates for outstanding notes and the Letter of Transmittal will not be received by the exchange agent before the expiration date, or

     - a timely confirmation of book-entry transfer of outstanding notes into the exchange agent's account at The Depository Trust Company will not be received by the exchange agent before the expiration date.

     To be effectively tendered, the Letter of Transmittal and other required documents must be received by the exchange agent at the address set forth below under "-- Exchange Agent" before the expiration date.

     A tender by a holder of outstanding notes that is not withdrawn before the expiration date will constitute an agreement between Argo-Tech and the holder in accordance with the terms, and subject to the conditions, set forth in this prospectus and in the Letter of Transmittal.

     THE METHOD OF DELIVERY OF OUTSTANDING NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT YOUR ELECTION AND RISK. INSTEAD OF DELIVERY BY MAIL, YOU SHOULD USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. DO NOT SEND THE LETTER OF TRANSMITTAL OR

OUTSTANDING NOTES TO ARGO-TECH. YOU MAY REQUEST THAT YOUR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES, OR NOMINEES TENDER YOUR OUTSTANDING NOTES FOR YOU.

     If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee, and you wish to tender your outstanding notes, you should contact the registered holder promptly and instruct the registered holder to tender your outstanding notes on your behalf. If you are a beneficial owner and wish to tender your outstanding notes on your own behalf, you must, before completing and executing the Letter of Transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed assignment from the registered holder. The transfer of registered ownership of outstanding notes may take considerable time.

     Signatures on a Letter of Transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless the outstanding notes are

     - tendered by a registered holder who has not completed the box entitled "Special Payment Instructions" or "Special Delivery Instructions" on the Letter of Transmittal, or

     - tendered for the account of an eligible institution.

If signatures on a Letter of Transmittal or a notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution. Eligible institutions include:

     - a member firm of a registered national securities exchange,

     - a member firm of the National Association of Securities Dealers, Inc.,

     - a commercial bank having an office or correspondent in the U.S.,

     - a commercial trust company having an office or correspondent in the U.S. and

     - an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934.

     If the Letter of Transmittal is signed by a person other than the registered holder, those outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as their name appears on their outstanding notes.

     If the Letter of Transmittal, any outstanding notes or any bond power is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should indicate their capacity when signing. Unless waived, evidence satisfactory to Argo-Tech of that person's authority to act must be submitted with the Letter of Transmittal.

     All questions as to the validity, form, eligibility, time of receipt, acceptance of tendered outstanding notes, and withdrawal of tendered outstanding notes will be determined by Argo-Tech in its sole discretion, which will be final and binding. Argo-Tech reserves the absolute right to reject any and all outstanding notes not properly tendered. Argo-Tech's interpretation of the terms and conditions of the exchange offer, including the instructions in the Letter of Transmittal, will be final and binding on all parties.

     Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time period Argo-Tech determines. Although Argo-Tech intends to notify holders of defects or irregularities in the tender of outstanding notes, neither Argo-Tech, nor the exchange agent or any other person will be liable for failure to give such notification. Tenders of outstanding notes will not be deemed to have been made until all defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the expiration date.

     In addition, Argo-Tech reserves the right, in its sole discretion, to purchase or make offers for any outstanding notes that remain outstanding subsequent to the expiration date. To the extent permitted by applicable law and the terms of its agreements relating to its outstanding indebtedness, Argo-Tech may purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

BOOK-ENTRY TRANSFER

     The exchange agent will make a request to establish an account for the outstanding notes at The Depository Trust Company for the purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in The Depository Trust Company's system may make book-entry delivery of outstanding notes by causing The Depository Trust Company to transfer such outstanding notes into the exchange agent's account at The Depository Trust Company in accordance with its transfer procedures. Even though delivery of outstanding notes may be effected through book-entry transfer at The Depository Trust Company,

     - a holder must comply with the guaranteed delivery procedures described below, or

     - the Letter of Transmittal or a facsimile, with any required signature guarantees and any other required documents, must be received by the exchange agent at the address set forth below under "Exchange Agent" on or before the expiration date.

     Delivery of documents to The Depository Trust Company in accordance with its procedures does not constitute delivery to the exchange agent.

GUARANTEED DELIVERY PROCEDURES

     If your outstanding notes are not immediately available or you are unable to deliver your outstanding notes, the Letter of Transmittal, or any other required documents to the exchange agent prior to the expiration date, you may effect a tender if:

     (1) the tender is made through an eligible institution,

     (2) before the expiration date, the exchange agent receives from an eligible institution a properly completed and duly executed "Notice of Guaranteed Delivery" substantially in the form provided by Argo-Tech which

        (a) states the name and address of the holder,

        (b) states the certificate number(s) of such outstanding notes,

        (c) states the principal amount of outstanding notes tendered,

        (d) states that the tender is being made through the guaranteed delivery procedures, and

        (e) guarantees that, within three New York Stock Exchange trading days after the expiration date the following documents will be deposited by the eligible institution with the exchange agent

           - the Letter of Transmittal, or a facsimile, and

           - the certificate(s) representing the outstanding notes in proper form for transfer or a confirmation book-entry transfer, and

           - any other documents required by the Letter of Transmittal, and

     (3) A properly completed and executed Letter of Transmittal, or a facsimile, the certificate(s) representing all tendered outstanding notes in proper form for transfer and other documents required by the Letter of Transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

     Upon request, the exchange agent will send a Notice of Guaranteed Delivery to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

     To withdraw a tender of outstanding notes, a written, or facsimile transmission, notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

     - specify the name of the person who deposited the outstanding notes that are being withdrawn,

     - identify the tendered outstanding notes to be withdrawn, including the certificate number(s),

     - be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the exchange agent register the transfer of such outstanding notes in the name of the person withdrawing the tender, and

     - specify the name in which any such outstanding notes are to be registered, if different from that of the person who deposited the notes to be withdrawn.

     Any outstanding notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no new notes will be issued unless the withdrawn outstanding notes are validly retendered. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the expiration date.

TERMINATION OF RIGHTS ACCORDED BY THE REGISTRATION RIGHTS AGREEMENT

     All rights under the registration rights agreement accorded to holders of outstanding notes will terminate upon the consummation of the exchange offer. However, Argo-Tech will be obligated:

     - to keep the registration statement effective until the closing of the exchange offer, and

     - for up to 90 days after the expiration date, to provide copies of the latest version of this prospectus to any broker-dealer that requests copies of the prospectus for use in connection with any resale of new notes received for its own account through the exchange of outstanding notes acquired for its own account as a result of market-making or other trading activities, subject to the conditions described under "-- Resale of the Exchange Notes."

EXCHANGE AGENT

     Harris Trust and Savings Bank has been appointed exchange agent for this exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or the Letter of Transmittal, and requests for copies of the Notice of Guaranteed Delivery should be addressed to the exchange agent as follows:

      By Hand or Overnight Courier:            By Registered or Certified Mail:
      Harris Trust and Savings Bank              Harris Trust and Savings Bank
  c/o Harris Trust Company of New York       c/o Harris Trust Company of New York
             88 Pine Street                              P.O. Box 1010
               19th Floor                             Wall Street Station
        New York, New York 10005                 New York, New York 10268-1010

         By Telephone (to confirm receipt of facsimile):(212) 701-7624

         By Facsimile (for eligible institutions only): (212) 701-7636

FEES AND EXPENSES

     Argo-Tech will pay the expenses of soliciting tenders in connection with the exchange offer. The principal solicitation is being made by mail. Additional solicitation may be made by telecopier, telephone, or in person by officers and regular employees of Argo-Tech and its affiliates.

     Argo-Tech has not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. However, Argo-Tech will pay the exchange agent reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses.

     The cash expenses Argo-Tech expects to incur and pay in connection with the exchange offer are estimated to be approximately $75,000. Such expenses include registration fees, fees and expenses of the exchange agent, accounting and legal fees, and printing costs.

     Argo-Tech will pay all transfer taxes, if any, applicable to the exchange of the outstanding notes in the exchange offer. If, however,

     - certificates representing outstanding notes not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered, or,

     - if tendered, the certificates representing outstanding notes are registered in the name of any person other than the person signing the Letter of Transmittal, or

     - if a transfer tax is imposed for any reason other than the exchange of the outstanding notes pursuant to the exchange offer,

then the holder must pay those transfer taxes, whether imposed on the registered holder or any other persons. If satisfactory evidence of payment of such transfer taxes or an exemption from payment is not submitted with the Letter of Transmittal, the amount of the transfer taxes will be billed directly to such tendering holder. New notes will not be delivered until such transfer taxes are paid.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Participation in the exchange offer is voluntary. Holders of the outstanding notes are urged to consult their financial and tax advisors in making their own decisions on whether or not to participate in the exchange offer.

     Outstanding notes that are not exchanged for new notes in the exchange offer will remain "restricted securities" for the purposes of the federal securities laws. Accordingly, those outstanding notes may not be offered, sold, pledged, or otherwise transferred except:

     - to Argo-Tech or any of its subsidiaries,

     - to a "Qualified Institutional Buyer" within the meaning of Rule 144A under the Securities Act of 1933 purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A,

     - in an offshore transaction complying with Rule 904 of Regulation S under the Securities Act of 1933,

     - pursuant to an exemption from registration under the Securities Act of 1933 provided by Rule 144 thereunder, if available,

     - to "Institutional Accredited Investors" in a transaction exempt from the registration requirements of the Securities Act of 1933, or

     - pursuant to an effective registration statement under the Securities Act of 1933, in accordance with all other applicable securities laws.

     Outstanding notes not exchanged for new notes in the exchange offer will not retain any rights under the registration rights agreement.

ACCOUNTING TREATMENT

     For accounting purposes, Argo-Tech will recognize no gain or loss as a result of the exchange offer. The new notes will be recorded at the same carrying value as the outstanding notes, as reflected in Argo-Tech's accounting records on the date of the exchange. The expenses of the exchange offer will be amortized over the term of the notes.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following table sets forth selected historical financial and other data of Argo-Tech for the 13 weeks ended January 30, 1999 and the 14 weeks ended January 31, 1998, which have been derived from Argo-Tech's unaudited condensed consolidated financial statements for those periods, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited interim periods and the fiscal years 1994 through 1998, which have been derived from our audited consolidated financial statements for those years. Results for the 13 weeks ended January 30, 1999 are not necessarily indicative of results that may be expected for the entire year. Our fiscal year ends on the last Saturday in October and is identified according to the calendar year in which it ends. For example, the fiscal year ended October 31, 1998 is referred to as "fiscal 1998." The fiscal year ended October 31, 1998 consisted of 53 weeks and all other fiscal years presented consisted of 52 weeks. The information presented below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere herein.

                                                                                        FISCAL YEAR ENDED
                                13                 14          -------------------------------------------------------------------
                           WEEKS ENDED        WEEKS ENDED      OCTOBER 31,   OCTOBER 25,   OCTOBER 26,   OCTOBER 28,   OCTOBER 29,
                         JANUARY 30, 1999   JANUARY 31, 1998      1998          1997          1996          1995          1994
                         ----------------   ----------------   -----------   -----------   -----------   -----------   -----------
                                                                                     (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS
  DATA:
    Net revenues........     $ 40,143           $ 44,462        $174,143      $117,086      $ 96,437      $ 86,671      $ 79,709
                             --------           --------        --------      --------      --------      --------      --------
    Gross profit........       18,150             16,980          66,940        46,132        38,555        32,449        25,433
    Operating
      expenses..........       12,926              9,071          38,881        19,482        19,277        17,390        14,789
                             --------           --------        --------      --------      --------      --------      --------
    Income from
      operations........        5,224              7,909          28,059        26,650        19,278        15,059        10,644
    Interest expense....        5,670              6,084          21,030        12,827        10,138        11,924        10,117
    Other, net..........         (222)              (254)           (268)         (404)         (112)         (588)           75
    Income tax
      provision.........          977                643           3,400         4,841         3,608         1,553           279
    Extraordinary
      loss(a)...........           --                 --              --         1,529            --            --            --
                             --------           --------        --------      --------      --------      --------      --------
    Net income/(loss)...     $ (1,201)          $  1,436        $  3,897      $  7,857      $  5,644      $  2,170      $    173
                             ========           ========        ========      ========      ========      ========      ========
BALANCE SHEET DATA
  (AT END OF PERIOD):
    Total assets........     $292,893           $302,050        $288,195      $300,960      $167,106      $167,057      $183,826
    Working capital.....       32,772             45,249          36,917        42,647        25,531        23,098        34,506
    Long-term debt
      (including current
      maturities).......      278,461            246,114         227,386       248,862       107,607       118,607       137,607
    Redeemable preferred
      stock.............           --                 --              --            --        25,908        25,908        25,908
    Redeemable common
      stock.............           --              4,813           6,713         4,813         4,067         3,311         2,862
    Redeemable ESOP
      stock, net........       42,610             19,326          32,235        18,906        11,974         5,767           680
    Shareholders'
   equity/(deficiency)..      (86,978)           (25,631)        (36,286)      (27,941)      (28,219)      (25,617)      (20,390)
OTHER DATA:
    Gross margin........         45.2%              38.2%           38.4%         39.4%         40.0%         37.4%         31.9%
    EBITDA(b)...........     $  8,778           $ 11,551        $ 42,348      $ 34,175      $ 26,740      $ 22,231      $ 19,370
    EBITDA margin.......         21.9%              26.0%           24.3%         29.2%         27.7%         25.6%         24.3%
    Adjusted EBITDA(b)..     $ 10,673           $ 17,345        $ 56,940      $ 38,591      $ 29,069      $ 23,901      $ 20,210
    Adjusted EBITDA
      margin............         26.6%              39.0%           32.7%         33.0%         30.1%         27.6%         25.4%
    Net cash flows
      provided by
      operating
      activities........     $  5,221           $ 11,236        $ 29,771      $ 17,597      $ 15,942      $ 17,846      $ 17,531
    Net cash flows used
      in investing
      activities........       (1,358)              (313)         (5,610)     (110,252)       (3,355)       (2,918)       (1,475)
    Net cash flows
      provided by (used
      in) financing
      activities........      (10,040)            (2,934)        (21,994)       88,460       (11,000)      (19,730)       (5,855)

                                                                                        FISCAL YEAR ENDED
                                13                 14          -------------------------------------------------------------------
                           WEEKS ENDED        WEEKS ENDED      OCTOBER 31,   OCTOBER 25,   OCTOBER 26,   OCTOBER 28,   OCTOBER 29,
                         JANUARY 30, 1999   JANUARY 31, 1998      1998          1997          1996          1995          1994
                         ----------------   ----------------   -----------   -----------   -----------   -----------   -----------
                                                                                     (DOLLARS IN THOUSANDS)
    Depreciation,
      goodwill,
      identified
      intangibles and
      deferred financing
      fee
      amortization......        3,926              3,908          15,279         8,412         8,653         8,577        10,177
    Capital
      expenditures......        1,358                313           5,610         2,690         3,355         2,918         1,475
    Cash interest
      expense(c)........        5,298              5,818          20,040        11,940         8,947        10,519         8,666
    Ratio of Adjusted
      EBITDA to cash
      interest
      expense...........         2.0x               3.0x            2.8x          3.2x          3.2x          2.3x          2.3x
    Ratio of earnings to
      fixed
      charges(d)........           --               1.3x            1.3x          2.1x          1.9x          1.3x          1.0x

---------------

(a) The extraordinary loss, which is net of federal income tax benefits of $1,019, relates to the write-off of unamortized debt issuance costs of a credit facility that was refinanced on July 18, 1997.

(b) EBITDA and Adjusted EBITDA represents income from operations plus non-cash charges as follows:

                                                                                        FISCAL YEAR ENDED
                                13                 14          -------------------------------------------------------------------
                           WEEKS ENDED        WEEKS ENDED      OCTOBER 31,   OCTOBER 25,   OCTOBER 26,   OCTOBER 28,   OCTOBER 29,
                         JANUARY 30, 1999   JANUARY 31, 1998      1998          1997          1996          1995          1994
                         ----------------   ----------------   -----------   -----------   -----------   -----------   -----------
                                                                                     (DOLLARS IN THOUSANDS)
Income from
  operations............     $ 5,224            $ 7,909         $ 28,059      $ 26,650      $ 19,278      $ 15,059      $ 10,644
Depreciation, goodwill
  and intangible
  amortization..........       3,554              3,642           14,289         7,525         7,462         7,172         8,726
                             -------            -------         --------      --------      --------      --------      --------
EBITDA..................       8,778             11,551           42,348        34,175        26,740        22,231        19,370
Compensation expense --
  Employee Stock
  Ownership Plan........       1,895              1,306            3,911         2,920         2,329         1,670           840
Write-off of Inventory
  acquisition step-up...          --              4,488           10,681         1,496            --            --            --
                             -------            -------         --------      --------      --------      --------      --------
Adjusted EBITDA.........     $10,673            $17,345         $ 56,940      $ 38,591      $ 29,069      $ 23,901      $ 20,210
                             =======            =======         ========      ========      ========      ========      ========

---------------

     EBITDA and Adjusted EBITDA are not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity. Argo-Tech has included information concerning EBITDA and Adjusted EBITDA because it understands that it is used by certain investors as one measure of a borrower's historical ability to service its debt. EBITDA and Adjusted EBITDA, as presented, may not be comparable to similarly titled measures reported by other companies, since not all companies necessarily calculate EBITDA and Adjusted EBITDA in an identical manner, and therefore is not necessarily an accurate means of comparison between companies.

(c) Cash interest expense represents interest expense less amortization of deferred financing fees of $372,000, $266,000, $990,000, $887,000,
    $1,191,000, $1,405,000, and $1,451,000 in the 13 weeks ended January 30,
    1999, 14 weeks ended January 31, 1998 and the fiscal years ended October 31, 1998, October 25, 1997, October 26, 1996, October 28, 1995, and October 29,
    1994, respectively.

(d) For purposes of determining the ratio of earnings available to cover fixed charges, earnings consist of income before taxes and the extraordinary loss plus fixed charges. Fixed charges consist of interest on indebtedness including amortization of deferred financing fees and fixed loan guarantee fees. No ratio is presented for the 13 weeks ended January 30, 1999 as the earnings for that period were $224,000 less than the fixed charges.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read this discussion and analysis together with "Selected Consolidated Financial Information" and Argo-Tech's financial statements and the related notes included in this prospectus. Some of the statements in the following discussion are forward-looking statements or discussion of trends which involve substantial risks and uncertainties that could significantly affect expected results. Actual future results and trends may differ materially from those described below depending on a variety of factors, including those detailed under the caption "Risk Factors" elsewhere in this prospectus. Argo-Tech's fiscal year ends on the last Saturday of October and is identified according to the calendar year in which it ends. For example, the fiscal year ended October 31, 1998 is referred to as "fiscal 1998." The fiscal year ended October 31, 1998 consisted of 53 weeks and all other fiscal years discussed consisted of 52 weeks.

OVERVIEW

     In fiscal 1998, the aerospace business generated approximately 88% of Argo-Tech's net revenues. The balance of net revenues were generated from sales of ground fueling equipment, certain industrial products and revenues from the operation of Heritage Business Park. Approximately 80% of the aerospace revenues were derived from sales to commercial original equipment manufacturers and commercial aftermarket customers, while military revenues represented approximately 20% of aerospace revenues.

     In fiscal 1998, sales to commercial original equipment manufacturers represented approximately 34% of commercial aerospace revenues. Once qualified, original equipment products generally are sold at or below cost of production in anticipation of receiving orders for commercial spare parts and overhaul services at significantly higher margins. Over the approximately 25 year life cycle of an aircraft program, commercial spare parts and overhaul services for products Argo-Tech manufactures often generate six or more times the aggregate net revenues of the original equipment sales program.

FACTORS AFFECTING ARGO-TECH'S FINANCIAL RESULTS

     Argo-Tech's historical financial results are affected by a variety of factors which impact the aerospace industry, in general, or Argo-Tech, in particular. Significant factors include:

     - THE CYCLICALITY OF THE COMMERCIAL AEROSPACE INDUSTRY.

     During the period 1993 to 1995, the aerospace industry experienced a significant downturn in its business cycle. During this period, Argo-Tech initiated a workforce reduction of approximately 30%, including early retirement programs. In addition, Argo-Tech undertook process improvement programs, which are ongoing, such as our certified operator and certified supplier programs. Argo-Tech refers to these programs, together with the workforce reduction, as "cost reductions." As the aerospace industry has moved into its recovery phase, the increase in volume coupled with the cost reductions has allowed Argo-Tech to increase its absorption of fixed manufacturing costs. This increased absorption of fixed costs is referred to as "operating leverage."

     - THE FORMATION OF THE EMPLOYEE STOCK OWNERSHIP PLAN.

     Argo-Tech established its Employee Stock Ownership Plan in 1994 by purchasing 420,000 shares of common stock of its sole stockholder and parent company, AT Holdings. The purchase of common stock was made with the proceeds of a $16.8 million ten-year loan funded through a credit facility that was refinanced on July 18, 1997. The plan, which includes approximately 300 of Argo-Tech's salaried employees, represents an ownership interest in AT Holdings of approximately 30%. Generally accepted accounting principles require that non-cash plan compensation expense and a corresponding increase in stockholders' equity be recorded annually as shares held by the plan are allocated to participants and the loan made to the plan is repaid. Generally accepted accounting principles also require that this non-cash plan compensation expense be added back to net income in the determination of cash flow from operations. The aggregate amount of such non-cash plan compensation expense was $3.9 million, $2.9 million and $2.3 million for the fiscal years ended

1998, 1997 and 1996, respectively. Management believes that the Employee Stock Ownership Plan has been successful in motivating and compensating salaried employees on a cost-efficient basis.

     - FUNDING OF NEW AEROSPACE PRODUCT DEVELOPMENT PROGRAMS.

     In connection with new aerospace product development programs, Argo-Tech incurs significant research and development expenditures to design, test and qualify main engine fuel pumps and accessories for engine and airframe original equipment manufacturers. Prior to 1990, these engine and airframe original equipment manufacturers reimbursed Argo-Tech for a majority of these research and development expenditures. Since 1990, commercial original equipment manufacturers have significantly reduced, and in many cases eliminated, the reimbursement of these development programs. This has resulted in an increase in the level of research and development expenditures Argo-Tech funds. Research and development expenditures are expensed as incurred, and such expenses are expected to continue at historical levels.

     In contrast to the practice in the commercial aerospace industry, Argo-Tech is generally reimbursed for the design, test and qualification costs of equipment used on military aircraft. Military original equipment shipments generally are sold at cost plus a reasonable profit. Due to lower aircraft utilization, military aftermarket sales are less significant than commercial aftermarket sales. Aftermarket margins for military products are at a level higher than original equipment shipments.

     - OWNERSHIP OF HERITAGE BUSINESS PARK.

     Argo-Tech owns and operates Heritage Business Park, a 150 acre, 1.8 million square foot business park in Cleveland, Ohio. In 1990, Argo-Tech underwent a corporate restructuring and disposed of substantially all of its operations except for its aircraft accessories business and Heritage Business Park. Argo-Tech entered into lease and service agreements with the operations located in the business park that were disposed of in the restructuring. These service agreements covered support functions, including computerized information services, equipment maintenance, and certain office administrative services. The service agreements ensured that these businesses would have the necessary support functions to operate during a four to seven year transition period until they became self sufficient. The planned elimination of services to these tenants has resulted in a continual reduction of service-related revenues during the transition period. In addition to providing space and services to operations formerly owned by Argo-Tech, space in Heritage Business Park is leased to other manufacturers. Argo-Tech is working to increase its rental and other income from the business park.

     - ACQUISITION OF J.C. CARTER COMPANY.

     On September 26, 1997, Argo-Tech acquired all of the outstanding shares of J.C. Carter, a manufacturer of aircraft fluid control component parts, industrial marine cryogenic pumps and ground fueling components for $107.6 million, including acquisition costs. The acquisition was funded by the simultaneous issuance of $140.0 million in principal amount of 8 5/8% Senior Subordinated Notes due 2007. The results of J.C. Carter's operations have been combined with Argo-Tech's results of operations since the date of the acquisition. The purchase price of $107.6 million exceeded the net assets of J.C. Carter at the date of acquisition by $99.7 million. Of that excess, $60.6 million was assigned to identified intangible assets and the remainder of $39.1 million was considered goodwill that is being amortized on a straight-line basis over 40 years. The acquisition was accounted for using the purchase method of accounting. Accordingly, an allocation of the purchase price has been made using estimated fair market values of the assets acquired and liabilities assumed as of the acquisition date.

     - J.C. CARTER MAY HAVE TO PAY A PRODUCT LIABILITY JUDGMENT.

     Please see "Risk Factors -- Risks Specific to Argo-Tech's Business -- J.C. Carter may have to pay a product liability judgment."

RESULTS OF OPERATIONS

     The following table presents, for the periods indicated, selected items in Argo-Tech's consolidated statements of income as a percentage of net revenues. The fiscal year ended October 25, 1997 includes the results of J.C. Carter from September 26, 1997, the date of its acquisition, to October 25, 1997.

                                  13                 14                              FISCAL YEAR ENDED
                             WEEKS ENDED        WEEKS ENDED      ---------------------------------------------------------
                           JANUARY 30, 1999   JANUARY 31, 1998   OCTOBER 31, 1998    OCTOBER 25, 1997     OCTOBER 26, 1996
                           ----------------   ----------------   ----------------   -------------------   ----------------
Net revenues.............       100.0%             100.0%             100.0%               100.0%              100.0%
Gross profit.............        45.2%              38.2%              38.4%                39.4%               40.0%
Operating expenses.......        32.2%              20.4%              22.3%                16.6%               20.0%
Income from operations...        13.0%              17.8%              16.1%                22.8%               20.0%
Interest expense.........        14.1%              13.7%              12.1%                11.0%               10.5%
Other, net...............       (0.5)%             (0.5)%              (0.2)%               (0.3)%              (0.1)%
Income before income
  taxes..................       (0.6)%               4.6%               4.2%                12.1%                9.6%
Income tax provision.....         2.4%               1.4%               2.0%                 4.1%                3.7%
Income before
  extraordinary items....       (3.0)%               3.2%               2.2%                 8.0%                5.9%
Extraordinary loss.......          --                 --                 --                  1.3%                 --
Net income/(loss)........       (3.0)%               3.2%               2.2%                 6.7%                5.9%

EXPORT SALES

     Substantially all of Argo-Tech's export sales are denominated in U.S. dollars. Export sales for fiscal years 1998, 1997 and 1996 were $82.2 million, $59.5 million, and $44.1 million, respectively. Sales to Europe were $29.8 million, $18.8 million and $13.2 million. Export sales to all other regions, individually less than 10%, were $52.4 million, $40.7 million and $30.9 million for fiscal years 1998, 1997 and 1996, respectively. See Note 13 to Notes to Consolidated Financial Statements for more information regarding sales to foreign customers.

13 WEEK PERIOD ENDED JANUARY 30, 1999 COMPARED WITH THE 14 WEEK PERIOD ENDED JANUARY 31, 1998

     Net revenues for the 13 week period ended January 30, 1999 decreased $4.4 million, or 9.9%, to $40.1 million from $44.5 million for the 14 week period ended January 31, 1998. This decrease was primarily due to a reduction in aerospace revenues of $4.6 million offset by a slight increase of $0.3 million in industrial and other revenues. The reduction in aerospace revenues was attributable to a decrease of $3.5 million of commercial revenues and $1.1 million in military revenues. The commercial original equipment revenues decreased $0.4 million, or 4.3%, to $8.8 million and commercial aftermarket revenues decreased $3.1 million, or 13.8% to $19.4 million in the 13 week period ended January 30, 1999. The decrease in commercial original equipment revenues was due to one less week in the period as compared to last year. Commercial aftermarket revenues were lower primarily due to a reduction of overhaul and repair services of $2.3 million and a reduction in the demand for spare parts of $0.8 million. In addition to the fact that there was one less week in the period as compared to last year, aftermarket revenues tend to occur unevenly, the timing of which significantly impacts quarterly comparisons. The 14 week period ended January 31, 1998 reflected large volumes shipped to a distributor resulting in a comparatively high level of aftermarket sales as a percentage of total sales. Military revenues decreased $1.1 million primarily due to decreased F-15 foreign military sales. Industrial revenues included increased ground fueling revenues of $0.6 million and increased rental revenues at Heritage Business Park of $0.1 million, offset by a reduction in demand for industrial marine products of $0.4 million.

     Gross profit for the 13 week period ended January 30, 1999 increased $1.2 million, or 7.1%, to $18.2 million from $17.0 million in the 14 week period ended January 31, 1998 due to the non-recurrence of $4.5 million of amortization related to the step-up of inventory to fair market value at J.C. Carter that occurred in the first quarter of 1998 offset by lower aerospace revenues and higher non-cash Employee Stock Ownership

Plan compensation expense. Gross margin for the 13 week period ended January 30, 1999 increased to 45.2% from 38.2% for the 14 week period ended January 31, 1998 due to the non-recurrence of the amortization related to the step-up of Carter inventory to fair value, partially offset by a lower margin sales mix of aerospace products. Excluding the $4.5 million charge for amortization related to the step-up of inventory to fair value in connection with the acquisition, gross margin for the 14 week period ended January 31, 1998 was 48.3%.

     Operating expenses for the 13 week period ended January 30, 1999 increased $3.8 million, or 41.8%, to $12.9 million from $9.1 million in the 14 week period ended January 31, 1998. This increase is primarily attributable to non-cash compensation expense of $2.8 million associated with the vesting of stock options and stock appreciation rights in connection with the stock repurchase, an increase of $0.5 million of research and development activity, and an increase of $0.5 million in miscellaneous corporate expenses. Operating expenses as a percent of revenues increased to 32.2% for the 13 week period ended January 30, 1999 from 20.4% for the comparable period in 1998. Excluding the $2.8 million of non-cash compensation expense, operating expenses as a percent of revenues would have been 25.2% for the 13 week period ended January 30, 1999.

     Income from operations for the 13 week period ended January 30, 1999 decreased $2.7 million, or 34.2%, to $5.2 million from $7.9 million in the 14 week period ended January 31, 1998. This decrease was due to lower aerospace revenues, non-cash compensation expense related to the vesting of the stock options and stock appreciation rights in connection with the repurchase of common stock from AT Holdings' largest stockholder and higher operating expenses, partially offset by the non-recurrence of $4.5 million of amortization related to the step-up of inventory in 1998. As a percent of revenues, income from operations for the 13 week period ended January 30, 1999 decreased to 13.0% from 17.8% for the 14 week period ended January 31, 1998.

     Interest expense for the 13 week period ended January 30, 1999 decreased $0.5 million, or 8.2%, to $5.6 million from $6.1 million for the 14 week period ended January 31, 1998 primarily due to a lower level of term loans partially offset by the issuance of the $55.0 million Senior Subordinated Notes in connection with the repurchase of common stock from AT Holdings' largest stockholder on January 4, 1999.

     The income tax provision for the 13 week period ended January 30, 1999 increased $0.4 million, or 66.7%, to $1.0 million from $0.6 million in the 14 week period ended January 31, 1998. This increase is due to the effect of the non-deductible amortization of intangible assets and compensation expense associated with the vesting of stock options and stock appreciation rights in proportion to lower pre-tax income.

     Net income for the 13 week period ended January 30, 1999 decreased $2.6 million, or 185.7%, to a loss of $1.2 million from income of $1.4 million for the 14 week period ended January 31, 1998 primarily due to the revenue and expense factors discussed above.

FISCAL 1998 COMPARED WITH FISCAL 1997

     Net revenues for fiscal 1998 increased $57.0 million, or 48.7%, to $174.1 million from $117.1 million for fiscal 1997. This increase is due to an increase of $42.3 million for aerospace products, including an increase of $30.7 million of J.C. Carter aerospace products for a full year, and an increase of $9.2 million and $5.6 million related to J.C. Carter ground fueling and industrial marine products, respectively, for a full year, offset by a $0.1 million reduction in Heritage Business Park revenues. Commercial aftermarket revenues increased 16.3%, or $11.3 million, to $80.6 million and commercial original equipment revenues increased 40.7%, or $12.2 million, to $42.2 million. These increases are due to the inclusion of a full year of J.C. Carter revenue of $6.7 million for commercial aftermarket and $6.4 million for commercial original equipment, and the continued increase in both airline traffic and airline capital spending. Total military revenues increased $18.8 million to $29.8 million primarily due to the addition of $17.6 million of J.C. Carter military sales for a full year. The decline in Heritage Business Park revenues from the prior fiscal year was due to a reduction of $0.2 million in maintenance and other services offered to tenants offset by an increase of $0.1 million due to a net increase in square footage rental. Approximately 47.2% of fiscal 1998 net revenues were attributable to export sales to foreign customers compared to 50.8% in fiscal 1997. Substantially all such sales were denominated in U.S. dollars.

     Gross profit for fiscal 1998 increased $20.8 million, or 45.1%, to $66.9 million from $46.1 million for fiscal 1997. Gross margin decreased to 38.4% for fiscal 1998 from 39.4% in fiscal 1997 due to amortization related to the step-up of J.C. Carter inventory to fair market value, partially offset by favorable J.C. Carter sales mix and improved operating performance in the Cleveland facility. Excluding the $10.7 million and $1.5 million charge for fiscal years 1998 and 1997, respectively, for amortization related to the step-up of J.C. Carter inventory to fair market value, gross margin would have been 44.6% and 40.6%, respectively.

     Operating expenses for fiscal 1998 increased $19.4 million, or 99.5% to $38.9 million from $19.5 million in fiscal 1997. The increase was primarily attributable to the inclusion of a full year of J.C. Carter operating expenses and amortization of intangible assets, $1.5 million for acquisition, initial public offering and other corporate expenses and $0.4 million for the implementation of a stock appreciation rights plan. Operating expenses as a percent of revenues increased to 22.3% for fiscal 1998 from 16.6% in fiscal 1997. Excluding the $5.1 million of J.C. Carter amortization of intangible assets, operating expenses as a percent of revenues would have been 19.4%.

     Income from operations for fiscal 1998 increased $1.4 million, or 5.2%, to $28.1 million from $26.7 million for fiscal 1997 and decreased as a percentage of net revenue to 16.1% in fiscal 1998 from 22.8% in fiscal 1997. The increase in income from operations was due to increased Argo-Tech aerospace sales and improved operating efficiency in the Cleveland facility and the inclusion of a full year of J.C. Carter operating results offset by the amortization related to the step-up of J.C. Carter inventory to fair market value and amortization of J.C. Carter intangible assets. Excluding the $10.7 million and $1.5 million charge for fiscal years 1998 and 1997, respectively, for amortization related to the step-up of J.C. Carter inventory to fair market value, income from operations would have been 22.3% and 24.1%, respectively.

     Interest expense for fiscal 1998 increased $8.2 million, or 64.1%, to $21.0 million from $12.8 million for fiscal 1997 primarily due to the issuance of senior subordinated notes in September 1997 in connection with the simultaneous acquisition of J.C. Carter and the repurchase of all of AT Holdings' then outstanding preferred stock in March 1997.

     The income tax provision for fiscal 1998 decreased $1.4 million, or 29.2%, to $3.4 million from $4.8 million in fiscal 1997 due primarily to a decrease of $6.9 million in pre-tax income, to $7.3 million for fiscal 1998 from $14.2 million for fiscal 1997. The effective tax rate for fiscal 1998 was 46.6% compared to 34.0% for fiscal 1997. This increase is due to the effect of the non-deductible amortization of intangible assets in proportion to lower pre-tax income in fiscal 1998 as compared to fiscal 1997 offset by a reduction in taxable income subject to state and local taxes.

     Income before extraordinary loss decreased $5.5 million, or 58.5%, to $3.9 million in fiscal 1998 from $9.4 million in fiscal 1997 primarily due to the amortization related to the step-up of J.C. Carter inventory to fair market value and other revenue and expense factors discussed above. Excluding the $10.7 million charge for amortization related to the step-up of J.C. Carter inventory to fair market value in connection with the acquisition, income before extraordinary loss would have been $10.3 million.

     Net income for fiscal 1998 decreased $3.9 million, or 50.0%, to $3.9 million from $7.8 million for fiscal 1997 primarily due to the amortization related to the step-up of J.C. Carter inventory to fair market value and the other revenue and expense factors discussed above partially offset by the non recurrence of a $1.5 million after tax extraordinary loss related to the early extinguishment of debt under a previous bank credit agreement. Excluding the $10.7 million charge for amortization related to the step-up of inventory to fair market value in connection with the acquisition, net income would have been $10.3 million.

FISCAL 1997 COMPARED WITH FISCAL 1996

     Net revenues for fiscal 1997 increased $20.7 million, or 21.5%, to $117.1 million from $96.4 million for fiscal 1996 due to an increase of $22.0 million for aerospace products, including $2.6 million of J.C. Carter aerospace products, and an increase of $1.3 million related to J.C. Carter ground fueling and industrial marine products offset by a $2.6 million decrease in revenues related to Heritage Business Park. Commercial aftermarket revenues increased 29.8%, or $15.9 million, to $69.3 million and commercial original equipment revenues increased 13.6%, or $3.6 million, to $30.0 million due to a continued increase in both airline traffic and airline capital spending. Total military revenues increased $2.5 million to $11.0 million due to an increase of $1.5 million in military original equipment revenues and the addition of $1.5 million of J.C. Carter military sales offset by a reduction of $0.5 million of aftermarket revenues. The decline in Heritage Business Park revenues from the prior fiscal year was due to a planned reduction in the maintenance and other services offered to tenants and a reduction in the rental rate and square footage requirements of a major tenant's lease. Approximately 50.8% of fiscal 1997 net revenues were attributable to export sales to foreign customers compared to 45.7% in fiscal 1996. Substantially all such sales were made in U.S. dollars.

     Gross profit for fiscal 1997 increased $7.5 million, or 19.4%, to $46.1 million from $38.6 million for fiscal 1996. Gross margin decreased to 39.4% for fiscal 1997 from 40.0% in fiscal 1996 due to the amortization related to the step-up of J.C. Carter inventory to fair market value.

     Operating expenses for fiscal 1997 were $19.5 million, a slight increase from $19.3 million for fiscal 1996. Selling, General and Administrative expenses increased $0.9 million primarily attributable to the addition of expenses related to J.C. Carter and general corporate expenses. Research and development decreased by $0.7 million primarily due to an increase in customer reimbursements received on commercial aerospace development programs. Operating expenses decreased as a percentage of net revenues to 16.6% in fiscal 1997 from 20.0% in fiscal 1996. The decrease was primarily the result of improved operating leverage.

     Income from operations for fiscal 1997 increased $7.5 million, or 39.1%, to $26.7 million from $19.2 million for fiscal 1996 and increased as a percentage of net revenues to 22.8% in fiscal 1997 from 20.0% in fiscal 1996. This increase was due to higher net revenues and improved operating leverage.

     Interest expense for fiscal 1997 increased $2.7 million, or 26.7%, to $12.8 million from $10.1 million for fiscal 1996 due to the increase in the average amount of indebtedness outstanding related to the redemption of preferred stock and payment of accrued dividends in March 1997 and the acquisition of J.C. Carter.

     The income tax provision for fiscal 1997 of $4.8 million represents an effective tax rate of 34.0% compared to 39.0% for fiscal 1996. The decrease in the effective tax rate is primarily due to the impact of lower tax rates on Argo-Tech's foreign sales corporation's earnings and reduction in taxable income subject to state and local taxes.

     The extraordinary loss for fiscal 1997 of $1.5 million represents the write-off of unamortized debt issuance costs, net of federal income tax benefits, related to a bank credit facility that was refinanced on July 18, 1997. See Note 10 to the Consolidated Financial Statements.

     Net income for fiscal 1997 increased $2.2 million, or 39.3%, to $7.8 million, from $5.6 million for fiscal 1996 primarily due to the factors discussed above.

FLUCTUATIONS OF OPERATING RESULTS; LIMITATION OF QUARTERLY COMPARISONS

     Argo-Tech's results of operations are subject to fluctuations from quarter to quarter due to changes in demand for its products, changes in product mix and other factors. Demand for its products can vary from quarter to quarter due to changes in demand for, and timing of deliveries of, original equipment, aftermarket and military products and services. In particular, the timing of Argo-Tech's aftermarket sales tends not to occur on a predictable schedule and, furthermore, the sales tend to occur in large quantities which can significantly impact quarterly comparisons.

     For example, in the first quarter of 1998, Argo-Tech's sales were higher due to large volumes shipped to a distributor. In addition, the sales for this period consisted of a higher percentage of aftermarket sales. This combination of high-volume, high margin sales led to comparatively favorable results in the first quarter, despite the amortization charges relating to the acquisition. Accordingly, year-to-year and quarter-to-quarter comparisons of quarterly results may not be meaningful, and quarterly results during the year are not necessarily indicative of the results that may be expected for any future period or for the entire year.

     In addition, on September 26, 1997, Argo-Tech acquired all of the outstanding shares of J.C. Carter Company, Inc. for $107.6 million, including acquisition costs. Carter's inventory was increased by $12.2 million to record inventories at their fair value as of the date of acquisition in accordance with Accounting Principles Board Opinion No. 16 -- "Business Combinations." Based on Carter's inventory turnover rate, $4.5 million, $4.5 million and $1.7 million of this amount is included in cost of revenues for the first, second and third quarters of 1998, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     Argo-Tech is a holding company and receives all of its operating income from its subsidiaries. As a result, Argo-Tech's primary source of liquidity for conducting business activities and servicing indebtedness has been cash flows from the operating activities of its subsidiaries.

     In March 1997, AT Holdings repurchased all of its preferred stock, totaling $25.9 million, along with accrued dividends of $19.3 million, in exchange for $41.1 million of subordinated notes and cash of $4.1 million. Interest on those subordinated notes was payable quarterly at 11.25% and they were to have matured on December 31, 2007. Argo-Tech also had $5.0 million of notes payable, which were to mature on December 31, 2007. These notes payable paid interest quarterly at the prime rate and were subordinate to Argo-Tech's senior debt. The subordinated notes and the notes payable, together with the accrued interest of approximately $0.6 million, were repaid with the proceeds of Argo-Tech's offering of $140.0 million principal amount of 8 5/8% senior subordinated notes in September 1997.

     In July 1997, Argo-Tech refinanced its credit facility. In connection with the July refinancing, Argo-Tech recorded an extraordinary charge before tax of $2.5 million, consisting primarily of the write-off of unamortized financing costs. The refinanced credit facility consists of a seven-year $100.0 million term loan, a seven-year $20.0 million revolving credit facility and a seven-year $15.0 million delayed draw acquisition loan. Interest is calculated, at Argo-Tech's choice, using an Alternate Base Rate ("ABR") or LIBOR, plus a supplemental percentage determined by the ratio of total debt to EBITDA. The interest rate for fiscal year 1998 ranged from 0.25% to 1.00% plus ABR or 1.25% to 2.00% plus LIBOR.

     In September 1997, Argo-Tech amended the refinanced credit facility to allow for the acquisition of J.C. Carter and the issuance of $140.0 million of 8 5/8% senior subordinated notes. As of January 30, 1999, Argo-Tech had $86.0 million principal amount of term loans outstanding under this credit facility. Argo-Tech also had available, after $0.3 million of letters of credit, $19.7 million of the seven-year $20.0 million revolving credit facility. The unused balance of the revolving credit facility is subject to a .50% commitment fee. The credit facility contains a number of covenants that, among other things, limit Argo-Tech's ability to incur additional indebtedness, pay dividends, prepay subordinate indebtedness, dispose of certain assets, create liens, make capital expenditures, make certain investments or acquisitions and otherwise restrict corporate activities. It also requires Argo-Tech to comply with certain financial ratios and tests, under which it will be required to achieve certain financial and operating results. Argo-Tech was in compliance with all financial ratios and tests at January 30, 1999. The credit facility contains no restrictions on the ability of Argo-Tech's subsidiaries to make distributions to Argo-Tech.

     Proceeds from the September 1997 offering of senior subordinated notes, together with a portion of the borrowings under the credit facility were used to finance the acquisition of J.C. Carter, repay in full $46.1 million in notes payable and subordinated notes, and to pay related fees and expenses. The senior subordinated notes issued in 1997 bear interest at a rate of 8 5/8% per year, payable on each April 1 and October 1. Interest payments commenced on April 1, 1998. These notes have been jointly, severally, fully and unconditionally guaranteed by all of Argo-Tech's wholly owned subsidiaries, with the exception of two inconsequential direct, and two inconsequential indirect, wholly owned subsidiaries. The indenture under which these senior subordinated notes were issued contains certain optional and mandatory redemption features and other customary financial covenants and restrictions.

     Argo-Tech has entered into three interest rate swap agreements with a financial institution which fixed the interest rate on the notional amounts of $20.0 million at 5.80% and $20.0 million at 5.715% through October 1997, and $30.0 million at 6.66% through October 2000. The amounts of the swap agreements for fiscal years 1998, 1997 and 1996 were $30.0 million, $30.0 million and $70.0 million, respectively. When Argo-Tech refinanced its credit facility in July 1997, it also unwound $40.0 million of the swap agreements which were to terminate in October 1997. The remaining $30.0 million swap was transferred to another financial institution in notional amounts of $10.0 million which fixed the rates at 6.775%, 6.775%, and 6.805% through October 2000. On October 1, 1998, Argo-Tech terminated a $10.0 million swap that had a fixed rate of 6.775% that was to terminate on October 27, 2000. This swap was replaced with a $10.0 million swap with a fixed rate of 6.08% that will terminate on October 31, 2003. On December 15, 1998, Argo-Tech terminated a $10.0 million swap that had a fixed rate of 6.775% that was to terminate on October 27, 2000. This swap was replaced with a $10.0 million swap with a fixed rate of 6.10% that will terminate on December 31, 2003. The gains/losses were recognized as interest expense and amounted to a $0.4 million loss in fiscal year 1998, a $0.3 million loss in fiscal year 1997 and a $0.4 loss in fiscal year 1996. Argo-Tech has no other derivative financial instruments.

     In December 1998, Argo-Tech issued $55.0 million in principal amount of 8 5/8% Senior Subordinated Notes due 2007 in a private offering. The proceeds of the notes were used to pay a dividend of $50.0 million to AT Holdings. On January 4, 1999, this dividend was used, together with the proceeds of AT Holdings' sale of its preferred stock and cash on hand, to finance AT Holdings' repurchase of 639,510 shares of its common stock held by its largest stockholder, AT Holdings, LLC and to pay fees and expenses incurred in connection with those transactions.

     Cash Flows from Operating Activities. Cash provided by operating activities for the first 13 weeks of fiscal 1999 decreased $6.0 million from the first 14 weeks of fiscal 1998 to $5.2 million primarily as a result of lower operating results and an increase in inventory and receivables. Cash provided by operating activities for fiscal 1998 increased $12.2 million to $29.8 million primarily as a result of improved operating results, which included a full year of J.C. Carter, a decrease in accounts receivable and an increase in accounts payable and accrued and other liabilities offset by an increase in inventory, net of the amortization of inventory step-up to fair value. Cash provided by operating activities for fiscal 1997 increased $1.7 million to $17.6 million primarily as a result of improved operating results offset by an increase in receivables and a decrease in accounts payable. Cash provided by operations for fiscal 1996 decreased $1.9 million to $15.9 million primarily as a result of a small increase in inventory, partially offset by an increase in operating results.

     Cash Flows from Investing Activities. Argo-Tech's expenditures for property, plant and equipment for the first 13 weeks of fiscal 1999 increased $1.0 million from the first 14 weeks of fiscal 1998 to $1.4 million due to the timing of the capital purchases. Net cash used in investing activities for fiscal 1998 was $5.6 million for the purchase of property, plant and equipment. Net cash used in investing activities for fiscal year 1997 was $110.3 million which included the acquisition of J.C. Carter for $107.6 million and capital expenditures of $2.7 million. Expenditures for property, plant and equipment were $5.6 million, $2.7 million and $3.4 million for fiscal years 1998, 1997 and 1996, respectively. These expenditures reflect a normal amount of capital investments necessary to maintain Argo-Tech's efficiency and manufacturing capabilities.

     Cash Flows from Financing Activities. Cash used in financing activities for the first 13 weeks of fiscal 1999 was $10.0 million compared to $2.9 million for the first 14 weeks of fiscal 1998. The increase was due to the payment of fees associated with repurchase of common stock from AT Holdings' largest stockholder. Cash used in financing activities for fiscal 1998 was $21.9 million which was primarily used to make scheduled repayments as well as voluntary and mandatory pre-payments of long-term debt. Cash provided by financing for fiscal 1997 was $88.5 million, consisting of net borrowings of $141.0 million offset by the redemption of preferred stock and payment of accrued interest totaling $45.2 million and payment of $7.3 million in deferred financing fees related to the credit facility and the issuance of the senior subordinated notes in 1997. Cash used in financing for fiscal year 1996 was $11.0 million to make scheduled repayments, as well as voluntary pre-payments, of long-term debt.

     Capital Expenditures. Capital expenditures for the 13 weeks ended January 30, 1999 totaled $1.4 million. Argo-Tech expects to incur capital expenditures of approximately $4.9 million for the remainder of fiscal year 1999, related to the continued maintenance of facilities, equipment and systems to support current operating activities. Argo-Tech's capital expenditures for fiscal 1998 totalled $5.6 million, which included over

200 projects related to maintaining existing facilities and equipment. Capital expenditures are financed with cash generated from operations. Argo-Tech currently has no material commitments for capital expenditures.

     Argo-Tech believes that cash flow from operations will provide adequate funds for its working capital needs, planned capital expenditures and debt service obligations. Argo-Tech's ability to fund its operations, make planned capital expenditures, and to make scheduled payments on its indebtedness depends on its future operating performance and cash flow. These items are subject to prevailing conditions and to financial, business and other factors, some of which are beyond Argo-Tech's control.

YEAR 2000

     In June 1997, Argo-Tech initiated activities to identify actions necessary to become Year 2000 compliant. The major activities included an inventory of computer related hardware and software, problem identification and solution definition, implementation and testing. Where necessary, Argo-Tech has implemented these actions to provide uninterrupted, normal operations of critical business systems, including non-information technology systems with embedded technology, before, during and after the Year 2000. For both information technology and non-information technology systems, inventory activity is completed and problem identification and solution definition is approximately 85% complete. Significant progress has been achieved in the implementation phase and testing has begun. Argo-Tech plans to complete implementation and testing on approximately 88% of its information technology systems applications by the end of June 1999. The remaining applicable information technology systems efforts are scheduled for completion on or about September 1999. Argo-Tech plans to complete the effort that it believes is necessary and prudent to adequately address potential Year 2000 issues on approximately 67% of its non-information technology systems by the end of June 1999, with the remaining projects scheduled for completion on or about the end of November 1999. Argo-Tech believes this schedule will allow it adequate time to assess and correct any significant issues that may materialize or to develop an appropriate contingency plan, if necessary. To date, no issues have arisen that would require a contingency plan.

     Argo-Tech is utilizing its existing internal resources to make the required modifications and upgrades necessary to achieve Year 2000 compliance. These internal costs, which are principally comprised of payroll and related costs for information systems personnel, are not separately tracked. Substantially all of the required upgrades are being done in conjunction with normal upgrades and conversions of Argo-Tech's systems and are being funded by cash generated from operations. The assignment of internal information system personnel to the Year 2000 problem has not materially delayed or impacted other information system projects. Purchased hardware and software is being capitalized or expensed in accordance with normal policy. To date, Argo-Tech has spent $0.9 million on upgrading its computer and information technology systems, and expects to spend an additional $0.9 million to complete the project.

     Argo-Tech is also actively working with its suppliers to assess their compliance efforts, as well as Argo-Tech's potential exposure to the failure of such suppliers to become Year 2000 compliant. Through the use of questionnaires, Argo-Tech's purchasing department initiated an effort in March 1998 to evaluate the Year 2000 readiness of its vendors and suppliers. Argo-Tech has received responses from 76% of its key suppliers, which include product and non-product suppliers. A response analysis and follow up effort is now in progress. While Argo-Tech has not yet identified any potential exposure to the failure of such suppliers to become Year 2000 compliant, and currently believes that such exposure is minimal, the reasonably likely worst case scenario is that the failure of suppliers to become compliant could cause delays in the receipt of necessary raw materials or supplies. This may result in interruptions in production of certain products for a period of time, which may delay shipments by Argo-Tech. The reasonably likely worst case scenario if Argo-Tech's systems are not Year 2000 compliant would be that operational and administrative costs could increase if automated functions become limited or would need to be performed manually.

ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." This statement requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Argo-Tech will adopt this standard during fiscal 1999. Management does not believe that this adoption will have a material effect on Argo-Tech.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments such as a measure of segment profit or loss, certain specific revenue and expense items, and segment assets. Argo-Tech will adopt this standard during fiscal 1999. Management does not believe that this adoption will have a material effect on Argo-Tech.

     In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement does not change the recognition or measurement of pension or postretirement benefit plans, but standardizes disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures. Argo-Tech will adopt this standard during fiscal 1999. Management does not believe that this adoption will have a material effect on Argo-Tech.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS 133 is effective for fiscal quarters of fiscal years beginning after June 15, 1999. Argo-Tech has not yet completed its evaluation of this statement.

                                    BUSINESS

ARGO-TECH HISTORY AND OWNERSHIP

     Argo-Tech, a Delaware corporation, was formed in 1986 to acquire the power accessories division of TRW Inc. In 1990, Argo-Tech underwent a corporate restructuring and disposed of substantially all of its operations except for the aircraft accessories business. After the restructuring, Argo-Tech's owners included, among others,

     - Vestar Capital Partners, a private investment firm,

     - AT Holdings, LLC and its affiliate YC International, Inc. and

     - a group of 29 executives led by its current President and CEO, Michael S. Lipscomb.

     In 1994, with the participation of all of Argo-Tech's salaried employees, the Employee Stock Ownership Plan was formed and acquired approximately 30% of the issued and outstanding common stock of AT Holdings, including the AT Holdings common stock previously owned by Vestar.

     The proceeds of the issuance of the outstanding notes on December 17, 1998 were used to pay a dividend of $50.0 million to AT Holdings. On January 4, 1999, this dividend was used, together with the proceeds of AT Holdings' sale of its preferred stock and cash on hand, to finance AT Holdings' repurchase of 639,510 shares of its common stock held by its majority stockholder, AT Holdings, LLC and to pay fees and expenses incurred in connection with those transactions.

     Following AT Holdings' repurchase of common stock held by AT Holdings, LLC, management and the Employee Stock Ownership Plan became the largest holders of AT Holdings' common stock and hold approximately 70% of the outstanding shares.

INFORMATION ABOUT THE INDUSTRIES IN WHICH ARGO-TECH COMPETES

  Aerospace

     Argo-Tech expects the airline industry to grow over the next several years as many key indicators of demand--airline traffic and profitability, aircraft utilization and firm aircraft orders--remain favorable. According to the Boeing Report, an industry trade publication, world air traffic grew at a rate of 6.1% in 1997 and is expected to increase by an average of 5.0% per year over the next ten years. The Airline Monitor, another industry trade publication, reports that commercial airlines are currently experiencing historically high passenger capacity ratios of approximately 70%, which suggests that the industry is bordering on a capacity shortage. This potential shortage is evidenced by increased demand for new aircraft as well as for spare parts and repair and overhaul services. Moreover, delayed airline retirements of existing aircraft as well as conversions from retired commercial passenger to freight carrier service can extend the normal life cycle of an aircraft from 25 years to 35 years, which in turn increases and extends the demand for typically higher margin aftermarket services. Management believes that these favorable industry conditions will continue for the near term. Unlike commercial aerospace demand, which has been susceptible to regular business cycles, demand for military aerospace products is primarily driven by the requirements of the defense industry and government spending. In addition, demand is tied to specific military aircraft programs which typically call for steady, low-rate production volumes.

     Faced with a permanent decline in defense spending, the aerospace and defense industry has undergone significant consolidation over the past five years with major companies such as Martin Marietta Corp., Grumman Corp., Vought Aircraft Co. and the defense businesses of GE, Loral Corp., Rockwell International Corp., Texas Instruments Inc. and Westinghouse being acquired to form three dominant U.S. aerospace and defense firms: The Boeing Company, Lockheed Martin Corp. and Raytheon Company. Boeing, the world's largest commercial aerospace company, purchased the defense business of Rockwell in 1996 and then merged its operations with McDonnell Douglas Corporation on August 1, 1997. In 1998, Raytheon merged with Hughes Defense.

  Ground Fueling

     The demand for ground fueling products is directly related to the construction and expansion of airports, the volume of air travel and the maintenance and usage practices with which ground fueling products are used. As detailed above, the Boeing Report projects that world air travel will continue to grow. Argo-Tech believes, based on industry publications and information, that major investments in airport expansion will be required to provide and support adequate infrastructure. Airport expansion has already begun to take place in international markets. This increase in expansion results in greater demand for ground fueling components. For example, Argo-Tech's ground fueling components have been selected for use in all nine of the major commercial airports constructed in the past ten years, including the recently completed Denver and Hong Kong international airports.

ARGO-TECH'S PRODUCTS

  Aerospace Original Equipment

     Main Engine Fuel Pumps. All Argo-Tech main engine fuel pumps are designed and tested at the Cleveland facility. These pumps consist of an aluminum body which is cast by certified subcontractors. The casting is then machined, a variety of gears and other components are added, and finally, rigorous testing is performed.

     Argo-Tech is the sole source supplier of main engine fuel pumps for all CFM56 series engines, one of the most popular series of large commercial aircraft engines used today. The CFM56 series engines power the Airbus A-319, A-320, A-321 and A-340 and the Boeing 737 aircraft. Argo-Tech is also the sole source supplier of main engine fuel pumps for all engines used on the Boeing 777 aircraft.

     In 1992, Argo-Tech expanded its market to include large regional and business jet applications by securing the BR710 engine program, which is used on the high-end Bombardier Canadair Aerospace Global Express and the Gulfstream Aerospace Corp. V aircraft. In 1996, Argo-Tech's regional and business jet application base was further expanded when Argo-Tech was awarded the GE CF34-8C engine program. These engines are used on the Canadair RJ700 aircraft.

     As shown in the following chart, Argo-Tech's main engine fuel pumps are used across the full spectrum of commercial engine designs. Argo-Tech believes that its experience with engine systems of all sizes and performance characteristics is a competitive advantage in the bidding process to become a supplier of components for newly designed engine systems. Information in this chart was derived from internal research and industry knowledge.

     This chart sets forth the following information:

     - All airframes currently in commercial service, denoting those which are not currently in production.

     - The size of such airframes, categorized by engine thrust expressed in pounds.

     - The engines in service on such airframes for which Argo-Tech and its three primary competitors supply main engine fuel pumps.

---------------------------------------------------------------------------------------------------------------------------------
    ENGINE                                      INSTALLED PUMP AND ENGINE TYPE
    THRUST                                      ---------------------------------------------------------------------------------
(X 1,000 LBS.)             AIRFRAME                  ARGO-TECH PUMP        SUNDSTRAND PUMP       LUCAS PUMP         CECO PUMP
---------------------------------------------------------------------------------------------------------------------------------
               Cessna Citation                       Williams FJ44         Pratt & Whitney         Allison
                                                                                Canada             Engine
                                                                                PW500              AE 3007
               ------------------------------------------------------------------------------------------------------
               Raytheon Premier 1                    Williams FJ44
               ------------------------------------------------------------------------------------------------------
               Beechcraft Beech Jet                 Pratt & Whitney
                                                      Canada JT15D
               ------------------------------------------------------------------------------------------------------
               British Aerospace BAe125                                     Allied Signal
                                                                               TFE-731
               ------------------------------------------------------------------------------------------------------
    Less       British Aerospace AVRO                                                                             Allied Signal
   Than 10                                                                                                           ALF 507
               ------------------------------------------------------------------------------------------------------
               Dassault Falcon                                                GE/Allied
                                                                            Signal CFE 738
               ------------------------------------------------------------------------------------------------------
               Canadair                                                                                                GE
                Challenger                                                                                           CF34-3
               ------------------------------------------------------------------------------------------------------
               Canadair RJ200                                                                                          GE
                                                                                                                     CF34-3
               ------------------------------------------------------------------------------------------------------
               Embraer EMB-145                                                                     Allison
                                                                                                   Engine
                                                                                                   AE3007
---------------------------------------------------------------------------------------------------------------------------------
               Canadair Global Express              BMW/Rolls-Royce
                                                         BR 710
               ------------------------------------------------------------------------------------------------------
               Canadair RJ700                          GE CF34-8C
               ------------------------------------------------------------------------------------------------------
               Boeing 727(1) 100/200                Pratt & Whitney
                                                          JT8D
               ------------------------------------------------------------------------------------------------------
               Boeing 737(1) 100/200                Pratt & Whitney
                                                          JT8D
               ------------------------------------------------------------------------------------------------------
               McDonnell Douglas DC 9(1)            Pratt & Whitney
                                                          JT8D
               ------------------------------------------------------------------------------------------------------
    10-22      McDonnell Douglas MD 80              Pratt & Whitney
                                                          JT8D
               ------------------------------------------------------------------------------------------------------
               Gulfstream IV                                                                     Rolls-Royce
                                                                                                   RR Tay
               ------------------------------------------------------------------------------------------------------
               Gulfstream V                         BMW/Rolls-Royce
                                                         BR 710
               ------------------------------------------------------------------------------------------------------
               Boeing 717(4)                        BMW/Rolls-Royce
                                                         BR 715
               ------------------------------------------------------------------------------------------------------
               Airbus A318(4)                                              Pratt & Whitney
                                                                               PW 6000
---------------------------------------------------------------------------------------------------------------------------------
               Fokker 70, 100(1)                                                                 Rolls-Royce
                                                                                                   RR Tay
               ------------------------------------------------------------------------------------------------------
               Boeing 737 300/800                      GE/SNECMA
                                                       CFM56-3,7
               ------------------------------------------------------------------------------------------------------
               Airbus A319                             GE/SNECMA            International
                                                        CFM56-5               Aero V2500
               ------------------------------------------------------------------------------------------------------
    22-35      Airbus A320                             GE/SNECMA            International
                                                        CFM56-5               Aero V2500
               ------------------------------------------------------------------------------------------------------
               Airbus A321                             GE/SNECMA            International
                                                        CFM56-5               Aero V2500
               ------------------------------------------------------------------------------------------------------
               McDonnell Douglas MD 90                                      International
                                                                              Aero V2500
---------------------------------------------------------------------------------------------------------------------------------
               Airbus A340                             GE/SNECMA
                                                        CFM56-5
               ------------------------------------------------------------------------------------------------------
    35-45      Boeing 757                             Rolls-Royce          Pratt & Whitney       Rolls-Royce
                                                      RB211-535(3)              PW2000          RB211-535(3)
---------------------------------------------------------------------------------------------------------------------------------
               Boeing 747                           Pratt & Whitney               GE             Rolls-Royce           GE
                                                     JT9(2), PW4000              CF6              RB211-524         CF6-50(2)
               ------------------------------------------------------------------------------------------------------
               Boeing 767                           Pratt & Whitney               GE                                   GE
                                                     JT9(2), PW4000              CF6                                CF6-50(2)
               ------------------------------------------------------------------------------------------------------
               Airbus A300                          Pratt & Whitney               GE                                   GE
                                                     JT9(2), PW4000              CF6                                CF6-50(2)
               ------------------------------------------------------------------------------------------------------
               Airbus A310                          Pratt & Whitney               GE                                   GE
                                                         PW4000                  CF6                                CF6-50(2)
               ------------------------------------------------------------------------------------------------------
               Airbus A330                            Rolls-Royce                 GE
    45-75                                       RB211 - Trent 700, Pratt         CF6
                                                           &
                                                     Whitney PW4000
               ------------------------------------------------------------------------------------------------------
               Airbus A340-600                                                                  RB211 - Trent
                                                                                                  500, 600
               ------------------------------------------------------------------------------------------------------
               McDonnell Douglas MD 11(1)           Pratt & Whitney               GE
                                                         PW4000                  CF6
               ------------------------------------------------------------------------------------------------------
               McDonnell Douglas DC 10(1)           Pratt & Whitney               GE
                                                     JT9(2), PW4000              CF6
               ------------------------------------------------------------------------------------------------------
               Lockheed L1011(1)                                                                 Rolls-Royce
                                                                                                  RB211-524
---------------------------------------------------------------------------------------------------------------------------------
               Boeing 777                             Rolls-Royce
   Greater                                         RB211 - Trent 800,
   Than 75                                      GE GE90, Pratt & Whitney
                                                    PW4084, PW4088,
                                                     PW4090, PW4098
---------------------------------------------------------------------------------------------------------------------------------

---------------

(1) Airframe still in service, but not in current production.

(2) Engine still in service, but not in current production.

(3) Argo-Tech replaced the incumbent supplier and will begin supplying main engine fuel pumps in the second half of 1999.

(4) Airframe in production, but not currently in service.

     Airframe Products. Fuel pumps and other airframe fuel transfer control systems in the airframe are necessary to transfer fuel to the engine systems and to maintain aircraft balance by shifting fuel between tanks. Argo-Tech and J.C. Carter manufacture boost and transfer fuel pumps and fuel transfer control components, including fuel flow proportioners, fuel system gate assemblies, and a variety of airframe valves, adapters, nozzles and caps. These components are used to manage storage, fueling, transfer and engine feed functions during ground and flight operations. The September 1997 acquisition of J.C. Carter significantly increased Argo-Tech's presence in the airframe fuel transfer control systems market.

     Aerial Refueling Systems. Through the acquisition of J.C. Carter, Argo-Tech has become a major supplier of components for aerial refueling systems, which are produced only for military applications. Aerial refueling components manufactured by J.C. Carter, including pumps and couplers, are, or are scheduled to be, installed in the refueling systems of 100% of U.S. designed military aircraft equipped with this capability.

     New Products. Argo-Tech has successfully developed new market opportunities, which include lube oil and scavenge pumps as well as fuel flow dividers. Lube oil and scavenge pumps supply lubrication to aerospace and industrial gas turbine engine components. Fuel flow dividers divide fuel flow into precisely metered portions for more efficient combustion and lower emissions. Argo-Tech secured a contract with Rolls-Royce to supply components on an industrial power generation platform which is currently in production. Due to aggressive marketing and an established record of performance with its engine customers, Argo-Tech has also gained entry into the land-based gas turbine business, securing development and production contracts with General Electric, Pratt and Whitney, Rolls-Royce and Westinghouse Electric Corp.

     In 1993, J.C. Carter was awarded the development contract for the McDonnell Douglas 480 gallon external fuel tank used on the Navy's F-18 E/F aircraft and, in December 1997 was awarded the initial production contract.

  Ground Fueling Products

     J.C. Carter manufactures various ground fueling hydrants, couplers and nozzles for commercial and military airports around the world. Ground fueling systems are used to transfer fuel from underground fuel tanks and ground fueling trucks to the underwing fuel receptacle of the aircraft. In addition to nozzles, couplers and hydrants, J.C. Carter sells pressure control valves and systems. J.C. Carter has also developed the AVR2000 Fuel Delivery Meter, a hardware and software system for customized fuel utilization management, data collection and billing.

     New Products. J.C. Carter has recently developed digital pressure control valves. These valves incorporate a microprocessor to enhance fuel flow control and allow for accurate measurement of pressure into fuel tanks. In addition, Argo-Tech and J.C. Carter have identified three new potential product applications for their ground fueling technology: railroad fuel transfers, fueling of off-road construction and mining equipment and liquified natural gas nozzles and receptacles for use on alternative fuel vehicles.

  Industrial Marine Cryogenic Pumps

     J.C. Carter has been widely recognized as a leading designer and supplier of high performance submerged motor pumps for liquefied gas. J.C. Carter's industrial pump business consists primarily of spare parts, testing, upgrade and repair services. New pump delivery is extremely limited as a result of 1987 sale of J.C. Carter's original equipment business for industrial liquid natural gas pumps installed outside North America.

AFTERMARKET SALES

     Aftermarket sales comprise the largest component of Argo-Tech's business. Aftermarket sales consist of spare parts sales and overhaul, retrofit, repair and technical support services to commercial and military customers worldwide. Currently, approximately 38% of Argo-Tech's spare parts sales are attributable to overhaul and repair services that it performs, with the remaining sales resulting from spare part purchases by third-party shops and airlines. Argo-Tech overhauls and repairs approximately 30% of the products it manufactures and also performs overhaul services for products manufactured by third parties.

CUSTOMERS

  Aerospace

     Original Equipment customers for Argo-Tech's aerospace products include the world's major aircraft engine manufacturers, including Allison Engine, BMW/Rolls-Royce (BRR), General Electric, Pratt and Whitney, Pratt and Whitney Canada, Rolls-Royce, SNECMA/GE (CFMI) and Williams International Corp. Customers for Argo-Tech and J.C. Carter's airframe pumps and valves include Airbus, Boeing, Cessna, Gulfstream, Lear Corp., Lockheed Martin, Raytheon and various U.S. government agencies. Orders for military components come through customers such as Lockheed Martin, Boeing and Pratt and Whitney. Argo-Tech's aftermarket customers include all major aircraft and engine repair facilities and all major airlines worldwide. Currently, the total number of airline and third party customers for Argo-Tech's spare parts and overhaul services exceeds 200.

     Upsilon International Corporation, in its capacity as distributor of certain of Argo-Tech's products to foreign customers, accounted for approximately 17% of net revenues for the fiscal year ended October 31, 1998. No other customer accounted for more than 10% of Argo-Tech's sales during this period.

  Ground Fueling

     Most ground fueling products are sold to customers through independent distributors. Customers in the domestic markets include a variety of airlines and airports. In international markets, Carter's ground fueling products are purchased by several oil companies, including several state-run oil companies and airport authorities. In fiscal 1998, approximately 50% of ground fueling sales were to customers outside the U.S.

  Industrial Marine Cryogenic Pumps

     The industrial pump customer base includes shipping vessels operated by domestic and foreign carriers, liquefied gas ship loading terminal owners, liquefied gas receiving terminals, petrochemical plants and large architectural and engineering companies worldwide.

SALES AND MARKETING

     Engine and airframe original equipment manufacturers select suppliers of aerospace components primarily on the basis of custom design capabilities, product quality and performance, prompt delivery, price and aftermarket service. Management believes that Argo-Tech meets these requirements in a timely, responsive manner which has resulted in an extensive installed base of components and substantial aftermarket sales. Argo-Tech also staffs an on-site design engineer with three of its customers to represent its products and to work closely with the customer to develop new components.

     Argo-Tech markets and sells its aerospace and ground fueling products and services through a combination of direct marketing, sales personnel, independent manufacturing representatives and U.S. and international distributors. Argo-Tech supplies spare parts directly to domestic airlines and third-party overhaul shops. Foreign customers that purchase Argo-Tech's products receive their spare parts through Upsilon International, which operates a distribution facility in Torrance, California. Foreign customers receive spare parts for J.C. Carter aerospace products directly from the Costa Mesa facility.

SUPPLIERS AND RAW MATERIALS

     Argo-Tech uses a certified supplier program that demands a commitment to 100% quality and on-time deliveries. Supplier performance is measured by a comprehensive supplier rating system. Currently, Argo-Tech's supplier base includes approximately 600 companies.

     The largest expenditure for products manufactured at the Costa Mesa facility relates to outsourcing of component machining. Argo-Tech has derived significant savings by taking advantage of advances in machining technologies and by coordinating engineering with suppliers. Three long term suppliers provide most of the component machining for products manufactured at the Costa Mesa facility.

     Aluminum castings are the highest volume raw material supplied for products manufactured at the Cleveland facility. Five certified suppliers provide these castings under long-term arrangements. Argo-Tech also buys quantities of steel bar stock to produce gears and shafts from multiple producers. However, CPM-10V, a powdered metal essential for the manufacture of certain main engine fuel pumps, is a proprietary product available only from Crucible Specialty Metals. Argo-Tech does not have a contractual arrangement with Crucible Specialty Metals, but instead purchases CPM-10V under standard purchase orders. Another material has been identified as an alternative to CPM-10V, but that material has not yet been certified by Argo-Tech's customers.

MANUFACTURING

     Argo-Tech manufactures a major portion of its products at the Cleveland facility. This facility houses senior management and most aerospace engineering and design staff, sales team, and production and main distribution facilities. This facility is organized around four manufacturing "cells" that operate bearing, gear, housing and shaft productions. By creating cells, the necessary people, machinery, materials and methods are organized into four distinct business teams. Within each manufacturing cell are members from each of the Manufacturing, Quality, Production Control, Statistical Process Control, and Manufacturing Engineering disciplines. The design engineering staff is also organized into cells which correspond to and complement the manufacturing cells. The manufacturing and engineering cells work together to meet Argo-Tech's integrated operating plan and to ensure timely production of its products.

     In contrast to the substantial reliance on internal manufacturing of Argo-Tech products, most of the machining and pre-assembly production of J.C. Carter products are outsourced to external providers. However, internal equipment capacity is maintained at the Costa Mesa facility, which produces small quantity, quick turn components and to reduce setup/breakdown times on smaller jobs. Argo-Tech has lowered the cost of J.C. Carter products by outsourcing capital intensive tasks such as casting and machining, while completing final assembly and testing on the premises.

     In addition to manufacturing facilities, Argo-Tech maintains sophisticated testing facilities at its Cleveland, Ohio, Inglewood, California and Costa Mesa, California locations. These testing facilities allow for simulation of typical conditions and stresses that will be endured by products during use. Products are also thoroughly tested for design compliance, performance and durability. To facilitate quality control and product development, Argo-Tech also maintains a sophisticated chemistry and metallurgy laboratory at the Cleveland facility. The equipment at this laboratory includes a scanning electron microscope.

     Argo-Tech has obtained and preserved ISO certifications, which are becoming a prerequisite for selling to customers located in Europe. ISO-9001 certifications are recognized by most customers, as well as by the FAA and U.S. government supply organizations, as the most widely accepted replacement for the Military Standards formerly used in the aerospace industry.

ENVIRONMENTAL MATTERS

     Argo-Tech's operations are subject to federal, state and local environmental laws and to regulation by government agencies, including the Environmental Protection Agency. Among other matters, these regulatory authorities impose requirements that regulate the emission, discharge, generation, management, transportation and disposal of pollutants and hazardous substances. These authorities govern permits and response actions to hazardous substances which may have been released to the environment. This extensive regulatory framework imposes significant compliance burdens and risks.

     Although Argo-Tech believes that its operations and facilities are currently in compliance in all material respects with applicable environmental laws, there can be no assurance that future changes in such laws, regulations or interpretations of such laws or the nature of our operations will not require us to make significant additional expenditures to ensure compliance in the future. Argo-Tech does not anticipate making material capital expenditures for environmental remediation during fiscal year 1999.

     The Cleveland facility is currently the subject of environmental remediation activities. The cost of these activities is the responsibility of TRW Inc. under the terms of the purchase agreement by which Argo-Tech acquired TRW's power accessories division in 1986. Remediation has been underway since 1989 and is expected to continue for the foreseeable future. Argo-Tech has not paid for any material portion of the cost of the remediation and does not expect to do so in the future. Instead, TRW has funded all necessary remediation costs and is expected to continue to do so in the future. Argo-Tech estimates that TRW has spent in excess of $10 million for environmental remediation.

     The TRW purchase agreement also requires TRW, for a period of 20 years, to indemnify Argo-Tech for:

     - costs associated with third party environmental claims relating to environmental conditions arising from activities conducted by TRW during its operation of the power accessories division that have not been conducted by Argo-Tech after its purchase of the assets of the division in 1986, and

     - a portion of the costs associated with third party environmental claims arising from activities conducted by TRW and Argo-Tech. The portion of the costs to be paid by each party is to be determined based on the length of time each party conducted the activity giving rise to the claim.

     To date, there have been no third party environmental claims relating to Argo-Tech or to the Cleveland facility.

     In March 1986, a two thousand gallon spent underground storage tank was removed from the Costa Mesa facility. Petroleum hydrocarbon soil contamination was discovered during the removal of the tank, prompting the Orange County Health Care Agency to require a site assessment. Subsequent site investigations revealed that groundwater underlying the site is impacted by trichloroethene and perchloroethylene. In 1990, the Regional Water Quality Control Board issued a Cleanup and Abatement Order to J.C. Carter relating to the investigation and remediation of groundwater contamination. To date, the full extent of the groundwater contamination has not been ascertained. With the acquisition of J.C. Carter, Argo-Tech has assumed responsibility for satisfying the cleanup order. However, Argo-Tech has obtained indemnification from J.C. Carter's selling stockholders for all costs and expenses related to satisfaction of the order. However, there can be no assurance that such indemnification obligations with respect to the cleanup order will be satisfied.

PATENTS AND TRADEMARKS

     Argo-Tech has a number of patents and trademarks and pending patent applications related to its products. While in the aggregate these patents and trademarks are of material importance to Argo-Tech's business, management believes that no single patent or trademark or group of patents or trademarks is of material importance to Argo-Tech's business as a whole.

GOVERNMENT REGULATIONS

     The commercial aerospace industry is highly regulated by both the Federal Aviation Administration in the United States and by the Joint Aviation Authorities in Europe, while the military aerospace industry is governed by military quality (ISO-9000) specifications. Argo-Tech is required to be certified by one or more of these entities, and, in some cases, by individual original equipment manufacturers, in order to engineer and service parts and components used in specific aircraft models. Argo-Tech must also satisfy the requirements of its customers, including original equipment manufacturers and airlines, that are subject to Federal Aviation Administration regulations. Argo-Tech must provide these customers with products and services that comply with the government regulations applicable to commercial flight operations. In addition, the Federal Aviation Administration requires that various maintenance routines be performed on aircraft components. Argo-Tech currently satisfies or exceeds these maintenance standards in its repair and overhaul services. Several of Argo-Tech's operating divisions include Federal Aviation Administration-approved repair stations.

     Argo-Tech's aviation and metals operations are also subject to a variety of worker and community safety laws. The Occupational Safety and Health Act of 1970 mandates general requirements for safe workplaces for all employees. In addition, this act provides special procedures and measures for the handling of certain hazardous and toxic substances. Argo-Tech believes that its operations are in material compliance with the Occupational Safety and Health Act of 1970's health and safety requirements.

COMPETITION

     Competition among aerospace component manufacturers is based on product quality, reliability and on-time delivery. Argo-Tech's primary main engine fuel pump competitors are Sundstrand Corporation,

Chandler-Evans Fuel Systems and Lucas Aerospace. Sundstrand Corporation is Argo-Tech's closest competitor in the main engine fuel pump market.

     Competitors in other product lines range in size from divisions of large corporations to small privately held entities, with only one or two components in their entire product line. Argo-Tech's primary airframe pump competitors are GEC Marconi Aerospace, Hydroaire and Intertechnique, S.A. Its primary airframe valve competitors are Parker-Hannifin Corporation, ITT Aerospace Controls and Whittaker Controls, Inc., its primary ground fueling competitor is Whittaker, and its primary aerial refueling competitor is Parker-Hannifin.

BACKLOG

     Argo-Tech believes that unfilled orders are not necessarily an indicator of future shipment levels of its products. As customers demand shorter lead times and flexibility in delivery schedules, they have also revised their purchasing practices. As a result, notification of firm orders may occur only within thirty to sixty days of delivery. In addition, due to the government funding process, backlog can vary on a period to period basis depending on the stage of completion of the contracts represented by such backlog. Therefore, management believes that the backlog of unfilled orders at fiscal year end cannot be relied upon as a valid indication of Argo-Tech's sales or profitability in a subsequent year.

EMPLOYEES

     As of January 30, 1999, Argo-Tech had 772 full-time employees. 467 of these employees are salaried and 305 are hourly. Over 36% of the salaried employees have college degrees, with over 10% holding advanced degrees. The 228 hourly employees located at the Cleveland facility are represented by the United Auto Workers union under a collective bargaining agreement expiring on March 31, 2000 and have an average of over 18 years of experience in the industry.

PROPERTIES

     Argo-Tech owns and operates a 150-acre business park in Cleveland, Ohio, which includes 1.8 million square feet of engineering, manufacturing and office space. Argo-Tech occupies approximately 475,000 square feet for its main engine fuel pump business and leases over one million square feet of the facility to third parties. Management believes that this facility's machinery, plants and offices are in satisfactory operating condition. The Cleveland facility has sufficient capacity to meet Argo-Tech's foreseeable future needs without significant additional capital expenditures.

     Argo-Tech also owns a 9.2 acre facility in Costa Mesa, California, which encompasses 165,000 covered square feet. Argo-Tech manufactures certain of its airframe products and accessories, ground fueling and aerial refueling equipment at this facility. Management believes that the Costa Mesa facility has sufficient capacity to permit further growth in Argo-Tech's product lines without significant additional capital expenditures.

     Argo-Tech's Inglewood, California leased facility occupies approximately 10,000 square feet and includes available space for expansion. Its primary purpose is to repair and overhaul main engine fuel pumps owned by airline customers. Inglewood's assets include test stands for testing fuel pumps after overhaul and a small machine shop for simple rework of pump components.

LEGAL PROCEEDINGS

     In October, 1996, J.C. Carter Company was named as a respondent in a petition filed in federal district court in Santa Ana, California by Alsthom, a French shipbuilding concern, to enforce an international arbitration award rendered in Paris, France, in favor of Alsthom and against an entity identified as J.C. Carter Company. Argo-Tech believes that J.C. Carter is not the J.C. Carter Company referenced in the arbitration award. On January 22, 1999, Alsthom filed a Motion for Summary Judgment against J.C. Carter to enforce the international arbitration award. On February 23, 1999, the district court granted Alsthom's motion and agreed that Alsthom is entitled to a judgment in the amount of 67,900,000 French Francs (approximately $11.4 million) plus interest at the French official rate from January 30, 1993 to the date of actual payment. The district court has ordered, however, that judgment not be entered at this time because of the claims against the remaining parties. J.C. Carter intends to seek reconsideration of the district court's decision, and if an adverse judgment is entered against it, to appeal any such judgment to the Ninth Circuit Court of Appeals. J.C. Carter also intends to pursue vigorously its claims for declaratory relief and equitable indemnification against prior owners of assets relating to the arbitration. J.C. Carter believes that it is entitled to indemnification relating to this claim from a previous owner, which has defended the lawsuit since its filing. Management believes that J.C. Carter's indemnification rights will be adequate to cover this judgment. However, if indemnification rights are unavailable or inadequate, J.C. Carter would be required to pay the judgment and this could be a material adverse effect on Argo-Tech.

     Argo-Tech is not presently involved in any other material legal proceedings. However, Argo-Tech's aerospace and ground fueling operations expose it to potential significant liabilities for personal injury or death as a result of the failure of an aircraft component that has been designed, manufactured or serviced by Argo-Tech, or the irregularity of metal products Argo-Tech has processed or distributed.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF ARGO-TECH.

     Directors and Executive Officers. The following table identifies Argo-Tech's directors and executive officers. Directors serve until their successors are elected at each annual meeting. Officers hold office until their successors are elected and qualified.

                NAME                   AGE                     POSITION
                ----                   ---                     --------
Michael S. Lipscomb..................  52     Chairman, President & CEO, Director
David L. Chrencik....................  48     Vice President, Operations
Yoichi Fujiki........................  49     Vice President and Treasurer
Paul R. Keen.........................  49     Vice President, General Counsel &
                                              Secretary, Director
Badrik Melikian......................  46     Chief Operating Officer, Carter
Frances S. St. Clair.................  43     Vice President & CFO, Director

     MICHAEL S. LIPSCOMB has been Chairman, President & Chief Executive Officer since 1994. Mr. Lipscomb joined TRW's corporate staff in February 1981 and was made Director of Operations for its power accessories division in 1985. Mr. Lipscomb was named Vice President of Operations when Argo-Tech was formed in 1986, becoming President in 1990 and Chairman in 1994. Mr. Lipscomb has also served as a director of Argo-Tech and AT Holdings since 1990.

     DAVID L. CHRENCIK has been Vice President, Operations since December 1990. Since joining Argo-Tech (TRW) in 1977, Mr. Chrencik has held various manufacturing engineering and operations management positions.

     YOICHI FUJIKI had been Vice President and Treasurer since joining Argo-Tech in 1991. Prior to joining Argo-Tech, he was Senior Vice President and Chief Credit Officer of American Pacific State Bank in Los Angeles. Mr. Fujiki had also served as a director of Argo-Tech from 1991 to April 1999. Mr. Fujiki resigned from Argo-Tech effective April 30, 1999.

     PAUL R. KEEN has been Vice President, General Counsel and Secretary since 1990. Mr. Keen was named Vice President and General Counsel in 1987, and became Secretary in December 1990. Prior to 1987, he spent the majority of his career with TRW as Senior Counsel, Securities and Finance and as primary legal counsel to two operating groups. Mr. Keen joined the Board of Directors of Argo-Tech in April 1999.

     BADRIK MELIKIAN has been Chief Operating Officer of Carter since January 1994. Mr. Melikian joined Carter in 1987 and held management positions in Carter's Ground Fueling Group before becoming the General Manager of the Industrial Marine division when it was formed in 1990.

     FRANCES S. ST. CLAIR has been Vice President and Chief Financial Officer since 1992. Ms. St. Clair joined Argo-Tech in 1991 as Controller and was promoted to Vice President in November 1991. Ms. St. Clair received her C.P.A. certification in 1984. Ms. St. Clair joined the Board of Directors of Argo-Tech in April 1999.

EXECUTIVE COMPENSATION.

     The following table sets forth, for the fiscal years 1998, 1997 and 1996, information about the compensation paid to the Chief Executive Officer and each of Argo-Tech's other four most highly compensated executive officers.

     Other annual compensation did not exceed the lesser of $50,000 or 10% of salary plus bonus of any of the executives named above in 1996, 1997 or 1998.

     The amounts listed in the "All Other Compensation" column consist of the value of life insurance provided by Argo-Tech for the benefit of the executives named below in excess of the value of life insurance provided by Argo-Tech for the benefit of all other salaried employees. For each of Mr. Lipscomb and Mr. Fujiki, the amounts listed also include $19,000, $22,000 and $18,000 for fiscal years 1998, 1997 and 1996, respectively, paid as directors' fees.

                                                       ANNUAL COMPENSATION
                                               -----------------------------------     ALL OTHER
         NAME AND PRINCIPAL POSITION           FISCAL YEAR     SALARY      BONUS      COMPENSATION
         ---------------------------           -----------    --------    --------    ------------
Michael S. Lipscomb..........................     1998        $300,000    $220,080      $43,488
  Chairman, President and CEO                     1997        $300,000    $168,228      $44,481
                                                  1996        $263,680    $120,075      $39,334
David Chrencik...............................     1998        $153,000    $ 70,329      $ 5,434
  Vice President, Operations                      1997        $140,856    $ 57,348      $ 4,959
                                                  1996        $126,022    $ 57,037      $ 4,457
Yoichi Fujiki................................     1998        $152,000    $ 67,941      $24,766
  Vice President and Treasurer (until April
     30, 1999)                                    1997        $137,640    $ 59,647      $27,264
                                                  1996        $131,072    $ 49,654      $22,754
Paul R. Keen.................................     1998        $167,496    $ 76,040      $ 6,746
  Vice President, General Counsel                 1997        $155,352    $ 66,691      $ 6,242
     and Secretary                                1996        $146,552    $ 66,737      $ 5,574
Frances S. St. Clair.........................     1998        $153,000    $ 70,329      $ 4,115
  Vice President and CFO                          1997        $140,856    $ 57,348      $ 3,784
                                                  1996        $126,022    $ 57,037      $ 3,436

     STAY PAY AND SEVERANCE AGREEMENTS

     Argo-Tech has entered into Stay Pay and Severance Agreements with each of the executives named in the summary compensation table. The Board of Directors believes that these severance agreements benefit Argo-Tech by securing the continued services of key management personnel and by enabling management to perform their duties and responsibilities without the distracting uncertainty generally associated with a change in control.

     The severance agreements provide that, if a change in control occurs and the executive remains employed by Argo-Tech on a full-time basis through the effective date of the change in control, the executive will receive a single lump sum "stay payment." This payment will equal 25% of the sum of the highest annual base salary and the highest bonus amount received by the executive in the preceding five years. Events constituting a "change in control" are defined in the agreements.

     If an executive's full-time employment is terminated without cause, as defined in the agreements, either

     - before or after a change in control has occurred, or

     - upon a voluntarily termination of employment by an executive upon the reduction of his or her base salary by 5% or more, if the reduction is not a result of a company policy to reduce the salaries of a substantial number of officers or employees, or

     - if the executive ceases to be employed in a position involving substantially the same level of responsibility or duties as performed by the executive on the date the severance agreement was executed (a "Qualifying Voluntary Termination"), the executive will receive a basic severance payment. The payment will consist of a single lump sum equal to the sum of the highest annual base salary and the highest bonus amount received by the executive in the preceding five years.

     Additional payments will be made to the executive in the event that a change in control has occurred and the executive's employment is terminated without cause within the six-month period following the effective date of such change in control, or upon a Qualifying Voluntary Termination within that period. Until the six-month anniversary of the effective date of the change in control, the executive will receive additional severance payments equal to the amount he or she would have received had employment continued. The payments will be at the same intervals and at the same rate of base salary the executive was receiving during the month preceding termination. These additional severance payments would be in addition to the basic severance payment and the stay payment described above.

     Each executive is entitled to several other benefits contained in the severance agreements, including:

     - life, health, medical/hospital, dental, and vision insurance benefits for a period of 12 months in the event that an executive's full-time employment is terminated without cause or upon a Qualifying Voluntary Termination, either before or after a change in control has occurred, and

     - gross-up payments to cover any excise tax imposed by Section 4999 of the Internal Revenue Code upon any payment made to the executive under the severance agreements, subject to certain limitations.

     Argo-Tech has agreed to be solely responsible for any and all attorneys' fees and related expenses incurred by the executive in the event that Argo-Tech fails to comply with its obligations under the severance agreements.

     TRUST AGREEMENT WITH MR. LIPSCOMB

     In connection with an additional stay pay agreement with Mr. Lipscomb, Argo-Tech entered into a trust agreement that established an irrevocable grantor trust for the benefit of Mr. Lipscomb as the beneficiary. This agreement provides for payment of $315,600 on January 1, 2007, or earlier, upon Mr. Lipscomb's voluntary or involuntary termination of full-time employment with Argo-Tech, with or without cause.

     The assets to be held by the trust include the original deposit of principal and any other contributions made at the option of Argo-Tech. These trust assets are to be disposed of by the trustee when certain conditions in Mr. Lipscomb's stay pay agreement occur or when the trustee is directed by two officers of Argo-Tech, other than Mr. Lipscomb, to dispose of the assets.

     If the amount disbursed by the trustee is insufficient to fully fund the $315,600 payment specified under Mr. Lipscomb's stay pay agreement, Argo-Tech will be required to pay the balance. However, if the amount disbursed by the trustee exceeds the amount to which Mr. Lipscomb or his qualifying successor is entitled under the stay pay agreement, Mr. Lipscomb or his qualifying successor will be entitled to retain such excess. The trust assets and any income earned on those assets remain at all times subject to the claims of Argo-Tech's general creditors under state and federal law.

     This agreement provides for the payment of attorneys' expenses if enforcement of the contract becomes necessary. The agreement also contains certain restrictions on certain types of competitive activity by Mr. Lipscomb. The benefits provided by the trust agreement and this stay pay agreement are in addition to the benefits provided under the severance agreements described above, as well as Mr. Lipscomb's employment contract described below.

     EMPLOYMENT AGREEMENTS WITH MR. KEEN AND MR. LIPSCOMB

     Argo-Tech has entered into employment contracts with Mr. Lipscomb and Mr. Keen. These contracts provide for the payment of severance benefits upon termination of employment without cause. In the event of such a termination, Mr. Lipscomb will receive all salary and bonuses for a period of twelve months from the date of termination, in an amount equal to all salary and bonuses received during the twelve month period immediately preceding termination. Mr. Keen will receive, in the event of such a termination, a single lump sum payment equal to 24 months of his base salary. Mr. Keen's base salary for purposes of the payment will be calculated from the base salary in effect for the full month immediately preceding the date of termination. Both Mr. Lipscomb and Mr. Keen will also receive life, health, medical/hospital, dental and vision insurance benefits for a period of twelve months from the date of termination.

     Mr. Keen's contract provides for the payment of attorneys' expenses if enforcement of the contract becomes necessary. Mr. Keen's contract also contains restrictions on certain competitive activities. The benefits provided by these employment contracts are provided in addition to the benefits provided under the severance agreements and Mr. Lipscomb's trust agreement.

     SALARIED PENSION PLAN

     Argo-Tech's Salaried Pension Plan became effective on November 1, 1986. Argo-Tech's regular, permanent, salaried employees were eligible to participate in this plan until July 1, 1994. Participation in the plan was closed to any person who was not a participant on that date, and all benefit accruals ceased as of the close of business on that date. The benefits of participants in the Salaried Pension Plan who were employees on June 30, 1994 became vested, to the extent otherwise non-vested, as of the close of business on that date. Employee contributions to this plan were neither required nor permitted. All Salaried Pension Plan assets are presently invested in an annuity contract with Aetna Life Insurance Company as the funding agent.

     The monthly normal retirement benefit under the Salaried Pension Plan is 1.25% of a participant's final average monthly compensation multiplied by the participant's years of benefit service. Compensation earned after June 30, 1994, and service performed after June 30, 1994, are not taken into account in determining a participant's benefit under the Salaried Pension Plan. Final average monthly compensation means the average monthly compensation, computed before withholdings, deductions for taxes or other purposes, and salary reduction amounts under the Argo-Tech Employee Savings Plan, paid or payable to the participant for the five calendar years which produce the highest such average, determined as if the participant's employment terminated on June 30, 1994, or, if earlier, the date the participant's employment actually terminated or the participant ceased to be within the class of employees eligible to participate in the Salaried Pension Plan. If a participant ceased to be within the class of employees eligible to participate or a participant's employment terminated, or is deemed to have terminated, prior to July 1 of a calendar year, that calendar year is not taken into account for purposes of determining final average monthly compensation. A participant's vested benefit cannot be less than the participant's vested benefit under the Salaried Pension Plan, if any, as of October 31, 1989.

     The Internal Revenue Code of 1986 limits the maximum annual retirement benefit payable under the Salaried Pension Plan as well as the maximum amount of annual compensation that can be taken into account in calculating benefits under the Salaried Pension Plan.

     At retirement, based on benefits accrued as of June 30, 1994, the monthly retirement benefits payable to each of the individuals named in the summary compensation table are:

                                                               MONTHLY
                            NAME                               BENEFIT
                            ----                              ---------
Michael S. Lipscomb.........................................  $1,799.32
David L. Chrencik...........................................  $  949.57
Yoichi Fujiki...............................................  $  488.15
Paul R. Keen................................................  $1,188.83
Frances S. St. Clair........................................  $  411.56

     The benefits shown above are in the form of a single life annuity commencing as of the first day of the month after the participant attains age
65. Benefits may commence at any time after age 55 if the participant had at least five years of service when the participant's employment terminated. Actuarial reductions would apply for early commencement and for payment in the form of a joint and survivor annuity.

     The normal form of payment under the Salaried Pension Plan is a single life annuity. However, participants may elect payment of retirement benefits under several joint and survivor forms of payment, subject to the requirement that a married participant receive benefits in the form of a joint and survivor annuity with the spouse as contingent annuitant unless the spouse consents to the participant's election of another form of payment, another contingent annuitant, or both, as applicable.

  SALARIED SAVINGS PLAN

     Argo-Tech's Salaried Savings Plan has been in place since 1987. Regular, permanent, salaried employees who have completed at least 3 months of service are eligible to participate in the plan. All assets of the plan are held in trust.

     Participants may elect to have "tax-deferred" (401(k) compensation reduction) contributions made to the plan of up to 13% of their eligible compensation. Participants may also elect to have after-tax contributions made to the plan of up to 10% of their eligible compensation. Employer matching contributions to the plan ceased on July 1, 1994. For periods before July 1, 1994, the Salaried Savings Plan provided for employer matching contributions as follows: Basic matching contributions of 25% of each participant's tax-deferred contributions in excess of 3% of compensation and discretionary additional matching contributions of a percentage (within the range of 0% and 125% established for each fiscal year (the "plan year") of each participant's tax-deferred contributions not in excess of 3% of compensation. A participant's benefit under the plan is the balance of the participant's accounts attributable to after-tax contributions and the vested balance of the participant's accounts attributable to employer matching contributions. Tax-deferred contributions and after-tax contributions are always 100% vested. Participants, including former employees, whose accounts attributable to employer matching contributions had not been forfeited prior to November 1, 1994 became, to the extent otherwise non-vested, 100% vested. Benefits are payable in the form of a single lump sum payment.

     The Internal Revenue Code limits the maximum annual contributions that can be made to the Salaried Savings Plan and the maximum amount of annual compensation that can be taken into account in calculating contributions to the Salaried Savings Plan. Contributions for a plan year on behalf of certain highly compensated individuals may also be limited to comply with Internal Revenue Code's nondiscrimination requirements.

     Benefits are generally payable after a participant is separated from service. A participant who is an employee may, however, apply for an in-service distribution of all or a portion of the participant's vested account balance after attainment of age 59 1/2 or in the event of a hardship. "Hardship" is defined in the Salaried Savings Plan. A participant may apply for an in-service distribution of after-tax contributions at any age and for any reason. A participant who is a "party in interest" may apply for a loan of up to 50% of the participant's vested account balance under the Salaried Savings Plan.

  EMPLOYEE STOCK OWNERSHIP PLAN

     The Employee Stock Ownership Plan was established in 1994 with the participation of Argo-Tech's salaried employees. Key Trust Company of Ohio, N.A., serves as the plan's trustee, and holds all of its assets in trust.

     On May 17, 1994, the trustee purchased 420,000 shares of common stock of AT Holdings with the proceeds of a $16.8 million loan from Argo-Tech to the Employee Stock Ownership Plan. The term of the loan, unless it is prepaid or accelerated, ends on April 28, 2004. The interest rate for the loan is fixed for the ten year term at 7.16% per year. The purchase price for the AT Holdings common stock was $40 per share.

     The shares of AT Holdings' common stock purchased by the Employee Stock Ownership Plan with the proceeds of the loan are held in a suspense account and released to eligible participants on a pro rata basis as loan principal payments are made. Shares released from the plan for each plan year are allocated to each eligible participant's account based on the ratio of each such participant's eligible compensation to the total eligible compensation of all eligible participants. Forfeitures of the accounts of non-vested participants are reallocated among eligible participants in the same manner as shares of AT Holding's common stock are released from the suspense account.

     For each of the plan years ended October 31, 1996, October 31, 1997 and October 31, 1998, 42,000 shares of AT Holdings' common stock were released from the suspense account. Based on the loan payment schedule, the number of shares of AT Holdings' common stock released from the suspense account each future plan year during the loan period would be:

                                                                 NUMBER OF
                      PLAN YEAR ENDING                        SHARES RELEASED
                      ----------------                        ---------------
October 31, 1999............................................      42,000
October 31, 2000............................................      42,000
October 31, 2001............................................      42,000
October 31, 2002............................................      42,000
October 31, 2003............................................      42,000
October 31, 2004............................................      21,000

     If Argo-Tech makes additional contributions to the Employee Stock Ownership Plan, the plan would use the contribution to "prepay" the loan, and shares would be released from the suspense account more rapidly than shown above. If, however, for any reason Argo-Tech does not make contributions to the plan to pay the principal on the loan as described above, the shares would not be released from the suspense account as rapidly as shown above.

     Argo-Tech may, for any plan year, make additional discretionary contributions for the benefit of plan participants. These contributions may be made in cash, shares of qualifying employer securities, or other property.

     Whether the Employee Stock Ownership Plan will acquire additional shares of AT Holdings' common stock or other qualifying employer securities in the future depends upon future business conditions. Such purchases, if made, would be funded through additional borrowings by the plan or additional contributions from Argo-Tech. The timing, amount and manner of future contributions to the plan will be affected by various factors, including prevailing regulatory policies, the requirements of applicable laws and regulations, and market conditions.

     Participants may elect to receive the shares of qualifying employer securities credited to their accounts after their termination of employment, and in specified instances, after attaining age 55 with 10 or more years of participation in the Employee Stock Ownership Plan. Participants vest in their plan accounts 20% per year of service, and service prior to the effective date of the plan counts for this purpose. A participant can require Argo-Tech to purchase qualifying employer securities received from the plan at the value the stock then has, as determined for plan purposes (a "put option"). Shares of qualifying employer securities distributed from the plan are subject to a "right of first refusal" in favor of Argo-Tech or the Employee Stock Ownership Plan at the value the stock then has, as determined for purposes of the plan. The put option and right of first refusal will no longer apply if the qualifying employer securities become tradeable on an established securities market.

     Voting rights on and decisions whether to tender or exchange shares of qualifying employer securities held in the Employee Stock Ownership Plan are "passed through" to participants. Each participant is entitled to direct the plan's trustee as to the voting of (1) shares of qualifying employer securities credited to the participant's account and (2) a proportionate part of the unallocated shares of qualifying employer securities held in the suspense account and shares of qualifying employer securities allocated to participants' accounts as to which no direction is received by the plan's trustee. In the event of a tender or exchange offer for qualifying employer securities held in the plan, each participant is entitled to direct the plan's trustee whether to tender or exchange shares of qualifying employer securities held in the plan in a manner similar to the voting directions described above.

     Because the employers' contributions to the Employee Stock Ownership Plan are not fixed, benefits payable under the plan cannot be estimated.

     For the Plan Year ended October 31, 1998, the number of shares of AT Holdings' common stock allocated under the Employee Stock Ownership Plan to the accounts of the individuals named in the summary compensation table were:

                                                             SHARES ALLOCATED
                                                      ------------------------------
                                                       YEAR ENDED      CUMULATIVE TO
                        NAME                          OCT. 31, 1998    OCT. 31, 1998
                        ----                          -------------    -------------
Michael S. Lipscomb.................................    387.4595        1,852.4062
David L. Chrencik...................................    387.4595        1,812.8276
Yoichi Fujiki.......................................    387.4595        1,834.6145
Paul R. Keen........................................    387.4595        1,852.4062
Frances S. St. Clair................................    387.4595        1,803.4418

     Generally accepted accounting principles require that any third party borrowing by the Employee Stock Ownership Plan be reflected as a liability on Argo-Tech's statement of financial condition. Since the plan is borrowing from Argo-Tech, the obligation is not treated as an asset, but will be deducted from shares of stock held by the Employee Stock Ownership Plan. If the plan purchases newly issued shares of AT Holdings' common stock, total stockholders' equity would neither increase nor decrease.

     The Internal Revenue Service has issued a determination letter that the plan is qualified under Section 401(a) of the Internal Revenue Code and is an employee stock ownership plan under Section 4975(e)(7) thereof. Contributions to the plan and allocations to the accounts of eligible participants thereunder are subject to applicable limitations imposed under the Internal Revenue Code. The plan is also subject to the requirements of the Employee Retirement Income Security Act of 1974, and the regulations thereunder.

  EMPLOYEE STOCK OWNERSHIP PLAN EXCESS BENEFIT PLAN

     Argo-Tech maintains the Employee Stock Ownership Plan Excess Benefit Plan, an unfunded plan to provide for cash payments to employees participating in the Employee Stock Ownership Plan in respect of reduction to allocations to their plan accounts because of limitations under the Internal Revenue Code applicable to tax-qualified plans. Benefits under the excess benefit plan vest in the same manner as benefits under the Employee Stock Ownership Plan and are payable at the same time or times as benefits under the Employee Stock Ownership Plan are distributable from that plan. In the case of benefits with respect to qualifying employer securities subject to the put option under the Employee Stock Ownership Plan, benefits are payable at the time the excess benefit plan participant exercises, or is deemed to have exercised, a hypothetical "put option" under the Employee Stock Ownership plan. All benefits under the excess benefit plan are payable solely from Argo-Tech's general assets.

     Argo-Tech maintains a bookkeeping account for amounts credited to the accounts of the excess benefit plan participants. For the plan year ended October 31, 1998, the amounts credited to the accounts of the individuals named in the summary compensation table were:

                                                       EQUIVALENT SHARES ALLOCATED
                                                      ------------------------------
                                                       YEAR ENDED      CUMULATIVE TO
                        NAME                          OCT. 31, 1998    OCT. 31, 1998
                        ----                          -------------    -------------
Michael S. Lipscomb.................................    824.1365        2,829.7155
David L. Chrencik...................................    132.8148          287.0898
Yoichi Fujiki.......................................    124.9220          304.1730
Paul R. Keen........................................    179.8903          568.7443
Frances S. St. Clair................................    132.8148          287.0898

     This plan was amended in December 1998. See "Recent Benefits
Restructuring."

  INCENTIVE STOCK OPTION PLANS

     1991 Performance Stock Option Plan. The 1991 Performance Stock Option Plan provides for option agreements on the purchase of Class D non-voting AT Holdings' common stock, at a price of $10.00 per share, unless and until such stock is offered for sale to the public, in which case the price will be not less than fair market value. The options, which were granted by the Compensation Committee of AT Holdings upon the recommendation of Argo-Tech's compensation committee, expire on November 9, 2001. The options may be exercised only in quarters over four successive years, but shall become exercisable in full in the event that the shares become registered or traded on a national exchange or in the event of a change in control. All of the options under this plan became fully vested in January 1999. See "Recent Benefit Restructuring."

               AGGREGATE OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR END OPTION/SAR VALUES

                                                                         NUMBER OF
                                                                        SECURITIES
                                                                        UNDERLYING
                                                                       UNEXERCISABLE   VALUE OF UNEXERCISED IN-
                                                                       OPTIONS/SAR'S          THE-MONEY
                                                                         AT FY-END       OPTIONS AT FY-END($)
                                                                       -------------   ------------------------
                                 SHARES ACQUIRED                       EXERCISABLE/          EXERCISABLE/
             NAME                  ON EXERCISE     VALUE REALIZED($)   UNEXERCISABLE        UNEXERCISABLE
             ----                ---------------   -----------------   -------------   ------------------------
Michael S. Lipscomb............         0                  0           9,172/ 498          $826,489/ $44,875
                                        0                  0           1,244/ 2,241          74,777/ 134,707
Paul R. Keen...................         0                  0           2,792/ 198           251,587/ 17,842
                                        0                  0             509/ 925            30,596/ 55,602
Yoichi Fujiki..................         0                  0           1,192/ 198           107,411/ 17,842
                                        0                  0             509/ 925            30,596/ 55,602
David L. Chrencik..............         0                  0           2,792/ 198           251,587/ 17,842
                                        0                  0             509/ 925            30,596/ 55,602
Frances S. St. Clair...........         0                  0           2,792/ 198           251,587/ 17,842
                                        0                  0             509/ 925            30,596/ 55,602

     1991 Management Incentive Stock Option Plan. The 1991 Management Incentive Stock Option Plan provides for option agreements on the purchase of Class A voting AT Holdings' common stock, at a price not less than $10.00 per share unless and until the stock is offered for sale to the public, in which case the price will be not less than fair market value. The options, which were granted by the Compensation Committee of AT Holdings upon the recommendation of Argo-Tech's Compensation Committee, expire on November 9, 2001. The options may be exercised only in quarters over four successive years, but shall become exercisable in full in the event that the shares become registered or traded on a national exchange, or in the event of a change in control. All of the options under this plan became fully vested in January 1999. See "Recent Benefits Restructuring."

  STOCK APPRECIATION RIGHTS PLAN

     The 1997 Stock Appreciation Rights Plan provides for grants of up to 34,450 stock appreciation rights. Each Stock appreciation right entitles the holder to receive, in cash, an amount equal to the increase, if any, in the $40.00 value of one share of AT Holdings' common stock as specified by the Compensation Committee of Argo-Tech's Board of Directors to the date of exercise. The Stock appreciation rights expire on January 2, 2005 and may be exercised only in quarters over four successive years, but shall become exercisable in full in the event that the shares become registered or traded on a national exchange or in the event of a change in control. This plan was amended in December 1998. See "Recent Benefits Restructuring."

              STOCK APPRECIATION RIGHT GRANTS IN LAST FISCAL YEAR

                          NUMBER OF    % OF TOTAL                                           POTENTIAL REALIZABLE VALUE AT
                          SECURITIES     OPTIONS                                               ASSUMED ANNUAL RATES OF
                          UNDERLYING   GRANTED TO    EXERCISE                                STOCK PRICE APPRECIATION FOR
                           OPTIONS      EMPLOYEES    OR BASE    MARKET PRICE                       OPTION TERMS($)
                           GRANTED      IN FISCAL     PRICE      ON DATE OF    EXPIRATION   ------------------------------
          NAME               (#)          YEAR        ($/SH)       GRANT          DATE       0%($)      5%($)      10%($)
          ----            ----------   -----------   --------   ------------   ----------   --------   --------   --------
Michael S. Lipscomb.....    1,995         19.3%       $40.00      $100.11       01/02/05    119,919    190,064    279,918
Paul R. Keen............      834          8.1%       $40.00      $100.11       01/02/05     50,132     79,455    117,019
Yoichi Fujiki...........      834          8.1%       $40.00      $100.11       01/02/05     50,132     79,455    117,019
David L. Chrencik.......      834          8.1%       $40.00      $100.11       01/02/05     50,132     79,455    117,019
Frances S. St. Clair....      834          8.1%       $40.00      $100.11       01/02/05     50,132     79,455    117,019

  EXECUTIVE LIFE INSURANCE PLAN

     Argo-Tech's executive life insurance plan permits certain officers and key employees to obtain life insurance benefits in addition to those generally provided to salaried employees. The level of coverage provided to such officers and key employees consists of basic term and whole life insurance coverage equal to 3 times the individual's salary.

  BONUS PLAN

     Argo-Tech has in effect a plan pursuant to which officers and other key management employees may receive cash bonuses paid upon (1) the achievement of specified cash flow goals in the preceding fiscal year and (2) individual performance. The amounts of such bonus awards are approved by Argo-Tech's Compensation Committee.

  COMPENSATION OF DIRECTORS

     Argo-Tech pays each of its directors a quarterly fee of $2,500 as well as $3,000 plus reasonable out-of-pocket expenses for each board meeting attended. Fees paid to Mr. Lipscomb and Mr. Fujiki are included in the Summary Compensation Table. See "Executive Compensation."

  RECENT BENEFITS RESTRUCTURING

     On December 17, 1998, AT Holdings issued 30,000 shares of its preferred stock to Chase Venture Capital Associates. The proceeds of this issuance was used by AT Holdings, together with the proceeds of the offering of the notes, to repurchase 639,510 shares of its common stock that were held by its majority stockholder. In connection with these transactions, Argo-Tech restructured certain employee benefit plans. First, Argo-Tech amended its Employee Stock Ownership Plan Excess Benefit Plan. The amendment to the Employee Stock Ownership Plan Excess Benefit Plan makes it clear that each participant's account will at all times be deemed invested in AT Holdings' common stock and that distributions from the plan will, subject to certain restrictions, be made in whole and fractional shares of AT Holdings' common stock.

     Second, Argo-Tech adopted the 1998 Equity Replacement Stock Option Plan to provide stock options to acquire 34,450 shares of AT Holdings' common stock. These options were granted to the participants in the 1997 Stock Appreciation Rights Plan in exchange for the stock appreciation rights which had been granted to the participants in the plan. The 1997 Stock Appreciation Rights Plan provided for grants of up to 34,450 stock appreciation rights, 17,225 of which were granted in fiscal years 1997 and 1998. The remaining stock appreciation rights were granted in the first quarter of fiscal year 1999. Through the adoption of the 1998 Equity Replacement Stock Option Plan and the grants of stock options thereunder, all stock appreciation rights granted under the 1997 Stock Appreciation Rights Plan became fully vested in accordance with their terms and were then converted into fully vested stock options. In addition, all granted options under the 1991 Performance Stock Option Plan and 1991 Management Incentive Stock Option Plan, to the extent not vested, became fully vested in accordance with their terms on January 4, 1999.

                             PRINCIPAL STOCKHOLDERS

     Argo-Tech is a wholly owned subsidiary of AT Holdings, which owns the only outstanding share of Argo-Tech's common stock, par value of $.01 per share. The following table sets forth the ownership of AT Holdings' common stock as of April 15, 1999 by:

     - each person known to Argo-Tech to be the beneficial owner of more than 5% of AT Holdings' common stock,

     - each director of Argo-Tech and AT Holdings, and

     - all of Argo-Tech and AT Holdings' directors and executive officers as a group.

     On April 15, 1999, there were 713,915 shares of AT Holdings' common stock outstanding, exclusive of treasury shares. AT Holdings also has 30,000 shares of its preferred stock outstanding. All of these shares are held by Chase Venture Capital Associates, L.P. These preferred shares have no voting rights.

                                                       OWNERSHIP OF AT HOLDINGS' COMMON STOCK
                                  --------------------------------------------------------------------------------
                                                                        SHARES
                                                   NUMBER OF        ATTRIBUTABLE TO
                                     NUMBER       IMMEDIATELY       EMPLOYEE STOCK
            NAME OF               BENEFICIALLY    EXERCISABLE       OWNERSHIP PLAN
       BENEFICIAL OWNER              OWNED          OPTIONS             ACCOUNT          TOTAL    PERCENT OF CLASS
       ----------------           ------------   --------------   -------------------   -------   ----------------
KeyTrust Company of Ohio,
  N.A.(1)......................     410,891               0                  0          410,891          57.6
  127 Public Square
  Cleveland, OH 44114
Sunhorizon International,
  Inc..........................     129,402               0                  0          129,402          18.1
  13221 Ranchwood Road
  Tustin, CA 92680
YC International, Inc..........      75,000               0                  0           75,000(2)       10.5
  725 South Figueroa Street
  Suite 3870
  Los Angeles, CA 90117
AT Holdings, LLC...............      22,050          75,000(2)               0           97,050          13.6
  1890 Highway 50 East
  Suite 4
  Carson City, NV 89701
Chase Venture Capital
  Associates, L.P..............           0          46,025                  0           46,025           6.4
  380 Madison Ave.
  New York, NY 10017
Chrencik, David................       5,799           2,760              1,813           10,372           1.4
de Chastenet, Remi*............           0             500                  0              500            **
Dougherty, Thomas*.............       1,654               0                  0            1,654            **
Fujiki, Yoichi.................       2,304           5,940              1,835           10,079           1.4
Keen, Paul+....................      12,596           4,750              1,852           19,198           2.7
Lipscomb, Michael*+............      23,499          14,795              1,852           40,146           5.5
Nagata, Robert*................           0             500                  0              500            **
St. Clair, Frances+............       6,099           5,750              1,803           13,652           1.9
Storrie, Karl*.................       1,204             450                  0            1,654            **
Directors and Executive
  Officers as a Group (9
  persons).....................      53,155          35,445              9,155           97,755          13.0

---------------

  *  Director of AT Holdings Corporation
 **  Less than 1%
  +  Director of Argo-Tech
(1) KeyTrust is the Employee Stock Ownership Plan trustee and holds shares of AT Holdings' common stock in trust for the benefit of the plan. Under normal circumstances, the trustee votes all of the shares held by the plan in proportion to the actual voting directions of the plan participants. Under certain limited circumstances, the plan trustee may, in the exercise of its fiduciary duty, vote the shares held by the plan as a block. The share ownership numbers for officers do not include shares held through the plan, other than those shares directly attributed to the officer's account.
(2)  AT Holdings, LLC has the option to purchase all of YC
     International's shares of AT Holdings' common stock. AT
     Holdings, LLC disclaims all beneficial ownership of those shares.

NEW STOCKHOLDERS AGREEMENT

     On December 17, 1998, AT Holdings, Sunhorizon International, AT Holdings, LLC, YC International, Chase Venture Capital Associates and representatives of Argo-Tech's management investors entered into a new stockholders agreement. The existing stockholders agreement, which had been entered into in May 1994, was terminated. Argo-Tech is not a party to the new stockholders agreement. The new stockholders agreement contains customary terms and conditions, including registration rights, tag-along rights and rights of first refusal and provides:

     - management the right to nominate a majority of the Board of Directors of AT Holdings,

     - Mr. Masashi Yamada, who controls AT Holdings, LLC and YC International, the right to nominate a minority of the Board, and

     - Chase Venture Capital Associates the right to designate one non-voting representative to attend all Board and Board committee meetings.

     The new stockholders agreement will remain effective until the earlier of
(a) the time that the parties to the agreement have less than 30% of the combined voting power of AT Holdings or (b) AT Holdings consummates an initial public offering that has a price to the public of at least $30 million.

     The Employee Stock Ownership Plan and the parties to the new stockholders agreement also entered into a supplemental stockholders agreement that will provide the Employee Stock Ownership Plan with the same registration rights, tag-along rights and rights of first refusal contained in the new stockholders agreement.

                  DESCRIPTION OF AT HOLDINGS' PREFERRED STOCK

     The preferred stock issued by AT Holdings to Chase Venture Capital Associates includes detachable warrants to purchase 6.0% of the fully diluted AT Holdings' common stock. These warrants are exercisable on or after December 17, 1998, the date the shares were issued. Chase Venture Capital Associates also received warrants to purchase an additional 3.0% of the fully diluted AT Holdings' common stock which are exercisable upon the occurrence of certain events. Holders of the preferred stock will be entitled to receive dividends at a rate equal to 12.0% per year, or 14.0% per year upon the occurrence of certain events. The preferred stock:

     - ranks senior in right of payment to AT Holdings' common stock with respect to dividend rights and rights of liquidation, and

     - may be redeemed by AT Holdings at any time after December 17, 1998, at its option, at certain premium redemption prices.

     AT Holdings must redeem the preferred stock on the tenth anniversary of the closing date, which will be December 17, 2008. In addition, at its option, AT Holdings may, on any dividend payment date after the first anniversary of the closing date, which will be December 17, 1999, exchange all of the outstanding preferred stock for exchange notes of AT Holdings in an aggregate principal amount equal to $30 million.

                       DESCRIPTION OF THE CREDIT FACILITY

     On July 18, 1997, Argo-Tech entered into its credit facility. This credit facility provides for:

     - Term Loans in an aggregate principal amount not to exceed $100 million,

     - Delayed Draw Acquisition Loans in an aggregate principal amount not to exceed $15 million and

     - Revolving Credit Loans in an aggregate principal amount not to exceed $20 million.

     All loans under this credit facility mature on July 18, 2004.

     The proceeds of the Term Loans, initially aggregating $100 million, were used in July 1997 to repay in full Argo-Tech's then-existing credit facility. On July 23, 1997, Argo-Tech optionally prepaid $5 million of the Term Loans. The proceeds of the Delayed Draw Acquisition Loans were used in September 1997, together with the proceeds of the offering of $140.0 million in principal amount of 8 5/8% senior subordinated notes due 2003 and cash on hand, to pay the purchase price of the acquisition of Carter and related fees and expenses.

     The proceeds of the Revolving Loans may be used at any time:

     - for working capital purposes,

     - in an amount not to exceed a maximum of $10 million, and subject to excess cash flow availability, to finance permitted acquisitions, to fund distributions from the Employee Stock Ownership Plan and to fund purchases of AT Holdings' common stock

     - pursuant to outstanding put options under the Employee Stock Ownership Plan and

     - from directors and employees of Argo-Tech and its subsidiaries.

     In addition, up to $2 million of the revolving commitments may be used for letters of credit issued for general corporate purposes.

     The Term Loans are repayable in twenty-eight quarterly installments, which began with an aggregate amortization payment of $1,375,000 in October 1997 and continue with gradually increasing amortization payments until the maturity date. At the maturity date, an aggregate amortization payment of $8,250,000 will become due.

     Argo-Tech may optionally prepay the Term Loans from time to time in whole or in part, without premium or penalty. At Argo-Tech's option, Revolving Loans may be prepaid, and revolving commitments may permanently be reduced, in whole or in part, at any time.

     Argo-Tech is required to make mandatory prepayments of the Term Loans in an amount equal to:

     - 50% of excess cash flow for each fiscal year if at the end of the fiscal year the Senior Leverage Ratio (as defined in the credit facility) is more than 2.10 to 1.00 and

     - 100% of the net cash proceeds of specified dispositions of assets, issuance of stock or incurrence of specified types of indebtedness.

     The credit facility contains a number of covenants that, among other things, restrict the corporate activities of Argo-Tech and AT Holdings and restrict ability of Argo-Tech, AT Holdings and its subsidiaries to

     - incur additional indebtedness,

     - issue preferred stock,

     - create liens on assets,

     - incur guarantee obligations,

     - enter into mergers, consolidations or amalgamations

     - liquidate, wind up or dissolve,

     - dispose of assets,

     - pay dividends,

     - make capital expenditures,

     - purchase AT Holdings' common stock,

     - make advances, acquisitions, loans, extensions of credit, or capital contributions,

     - make purchases of any stock, bonds, notes, debentures or other securities,

     - prepay certain indebtedness or amend other debt instruments,

     - engage in certain transactions with subsidiaries and affiliates,

     - enter into sale and leaseback transactions, and

     - pay dividends or make other distributions.

     In addition, Argo-Tech is required to comply with specified financial ratios and tests, including minimum interest coverage and maximum leverage ratios. The credit facility also contains customary events of default. Examples of events of default include:

     - nonpayment of principal or interest,

     - violation of covenants,

     - incorrectness of representations and warranties in any material respect,

     - cross default,

     - cross acceleration,

     - bankruptcy,

     - material adverse judgments against AT Holdings, Argo-Tech or any of its subsidiaries,

     - defaults under the Employee Retirement Security Act of 1974,

     - actual or asserted invalidity of security documents, and

     - certain change in control events defined in the credit facility.

     Argo-Tech's obligations under the credit facility are unconditionally and irrevocably guaranteed by AT Holdings and by each of Argo-Tech's existing and future domestic operating subsidiaries and each future foreign subsidiary to the extent such guarantee would not result in adverse consequences to Argo-Tech. In addition, Argo-Tech and each subsidiary have granted and/or pledged a first priority security interest in all of their respective tangible and intangible assets and capital stock held by them, except for Heritage Business Park. Although it has no immediate plans to do so, Argo-Tech is permitted by the credit facility to dispose of Heritage Business Park.

     All loans under the credit facility bear interest, at Argo-Tech's election, at a spread over either (1) the Eurodollar Rate or (2) the Alternate Base Rate ("ABR") which is equal to the highest of

     - the Administrative Agent's Prime Rate,

     - the secondary market rate for three-month certificates of deposit plus 1.0% or

     - the Federal funds rate plus 0.5%.

     The Eurodollar Rate is the rate offered for Eurodollar deposits for one, two, three or six months, as selected by Argo-Tech, in the London interbank market. The spread with respect to the Eurodollar Rate ranges from 2.00% to 1.00% and the spread with respect to the ABR ranges from 1.00% to 0% and in each case is determined based on the ratio of Total Debt to Consolidated EBITDA (the "leverage ratio") as of the most recent fiscal quarter end. The spread with respect to the ABR ranges from 1.00% to 0%. Argo-Tech will pay a commitment fee on the unused portion of the revolving commitments at a rate ranging from 0.50% to 0.20% determined based on the leverage ratio as of the most recent fiscal quarter end.

                            DESCRIPTION OF THE NOTES

     The notes were issued under an indenture, dated December 17, 1998, among Argo-Tech, the subsidiary guarantors and Harris Trust and Savings Bank, as Trustee, a copy of which is available upon request to Argo-Tech. On September 26, 1997, Argo-Tech issued $140,000,000 aggregate principal amount of 8 5/8% Senior Subordinated Notes due 2007 pursuant to an indenture dated as of September 26, 1997 between the same parties. Those notes were subsequently exchanged for an equal principal amount of notes having an identical interest rate, maturity and other terms as the exchanged notes. The exchange was made pursuant to an exchange offering registered with the Securities and Exchange Commission. The terms of the indenture relating to the notes offered by this prospectus are substantially equivalent to the terms of the indenture relating to the notes issued in September 1997. The notes will have an identical interest rate and maturity as, and will rank equally in right of payment with, the notes issued in September 1997.

     The following summary of certain provisions of the indenture and the notes is not complete. You should read all of the provisions of the indenture, including the definitions of certain terms and those terms made a part of the indenture by the Trust Indenture Act of 1939. Capitalized terms used in this summary and not otherwise defined have the meanings set forth in the section "Definitions" starting on page 76.

     Principal of, premium, if any, and interest on the notes will be payable, and the notes may be exchanged or transferred, at the office or agency of Argo-Tech in the Borough of Manhattan, The City of New York. However, at Argo-Tech's option, payment of interest may be made by check mailed to the registered holders of the notes at their registered addresses. The payment office will initially be the corporate trust office of the Trustee, at Wall Street Plaza, 88 Pine Street, 19th Floor, New York, New York 10005.

     The old notes were, and the new notes will be, issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000.

TERMS OF THE NOTES

     The notes will be unsecured senior subordinated obligations of Argo-Tech, limited to $55.0 million aggregate principal amount. The notes will mature on October 1, 2007. Each note will bear interest at 8 5/8% from December 17, 1998, or from the most recent date to which interest has been paid or provided for, payable to Holders of record at the close of business on the March 15 or September 15 immediately preceding the interest payment date on April 1 and October 1 of each year. Interest payments will begin on April 1, 1999.

OPTIONAL REDEMPTION

     The notes will be redeemable, at Argo-Tech's option, in whole or in part, at any time on or after October 1, 2002 and before maturity. Argo-Tech must give not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each Holder's registered address. Redemption will be made at the following prices, which are expressed as a percentage of principal amount, plus accrued interest, if any, to the redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the 12-month period beginning on October 1 of the years set forth below:

                                                              REDEMPTION
PERIOD                                                          PRICE
------                                                        ----------
2002........................................................   104.313%
2003........................................................   102.875%
2004........................................................   101.438%
2005 and thereafter.........................................   100.000%

     In addition, at any time and from time to time prior to October 1, 2000, Argo-Tech may redeem in the aggregate up to 33 1/3% of the original aggregate principal amount of the notes with the proceeds of one or more Public Equity Offerings following which there is a Public Market, at a redemption price of 108.625% of the principal amount of the notes plus accrued interest, if any, to the redemption date. Holders of record on the relevant record date retain their right to receive interest due on the relevant interest payment date. At least 66 2/3% of the original aggregate principal amount of the notes must remain outstanding after each such redemption.

     Notwithstanding the preceding two paragraphs, Argo-Tech is not permitted to redeem any notes unless, substantially concurrently with such redemption, Argo-Tech redeems an aggregate principal amount of the notes issued in September 1997, rounded to the nearest integral multiple of $1,000, equal to the product of:

        (1) a fraction, the numerator of which is the aggregate principal amount of notes to be so redeemed and the denominator of which is the aggregate principal amount of notes outstanding immediately before such proposed redemption and

        (2) the aggregate principal amount of notes issued in September 1997 outstanding immediately prior to such proposed redemption.

     Similarly, Argo-Tech is not permitted to redeem any of the notes issued in September 1997 unless, substantially concurrently with such redemption, Argo-Tech redeems an aggregate principal amount of these notes, rounded to the nearest integral multiple of $1,000, equal to the product of:

        (1) a fraction, the numerator of which is the aggregate principal amount of notes issued in September 1997 to be so redeemed and the denominator of which is the aggregate principal amount of notes issued in September 1997 outstanding immediately prior to such proposed redemption and

        (2) the aggregate principal amount of these notes outstanding immediately prior to such proposed redemption.

SELECTION

     In the case of any partial redemption, the Trustee will select notes for redemption on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate. However, no note of $1,000 in original principal amount or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancelation of the original note.

RANKING

     The indebtedness evidenced by the notes will be unsecured Senior Subordinated Indebtedness of Argo-Tech. The payment of principal of, any premium and interest on the notes

        - is subordinated in right of payment, to all of Argo-Tech's existing and future Senior Indebtedness,

        - ranks equal in right of payment with all of Argo-Tech's existing and future Senior Subordinated Indebtedness (including the notes issued in September 1997),

        - will be senior in right of payment to all of Argo-Tech's existing and future Subordinated Obligations, and

        - will also be effectively subordinated to any of Argo-Tech's Secured Indebtedness to the extent of the value of the assets securing such Indebtedness.

     Payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under "-- Defeasance" below is not subordinated to any Senior Indebtedness or subject to the restrictions described in this summary.

     The indebtedness evidenced by a Subsidiary Guarantee will be unsecured Senior Subordinated Indebtedness of the Subsidiary Guarantor issuing such Subsidiary Guarantee. The payment of a Subsidiary Guarantee:

        - is subordinate in right of payment to all existing and future Senior Indebtedness of such Subsidiary Guarantor,

        - will rank equal in right of payment with the existing and future Senior Subordinated Indebtedness of such Subsidiary Guarantor, including the Subsidiary Guarantees of the notes issued in September 1997, and

        - will be senior in right of payment to all existing and future Subordinated Obligations of such Subsidiary Guarantor.

     Each Subsidiary Guarantee will also be effectively subordinated to any Secured Indebtedness of the applicable Subsidiary Guarantor to the extent of the value of the assets securing such indebtedness.

     As of October 31, 1998, after giving pro forma effect to the recapitalization which occurred on December 17, 1998:

        - Argo-Tech's outstanding Senior Indebtedness would have been $87.4 million, exclusive of unused commitments, all of which would have been Secured Indebtedness,

        - Argo-Tech would have had no Senior Subordinated Indebtedness outstanding other than the notes and the notes issued in September 1997 and no indebtedness that is subordinate or junior in right of repayment to the notes,

        - the outstanding Senior Indebtedness of the Subsidiary Guarantors, consisting entirely of Guarantees of Senior Indebtedness, would have been $87.4 million, all of which would have been Secured Indebtedness, and

        - the Subsidiary Guarantors would have had no outstanding Senior Subordinated Indebtedness other than the Subsidiary Guarantees and the Subsidiary Guarantees of the notes issued in September 1997 and no Indebtedness that is subordinate or junior in right of payment to the Subsidiary Guarantees.

     Although the indenture contains limitations on the amount of additional Indebtedness that Argo-Tech and its Subsidiary Guarantors may Incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness of Argo-Tech or a Subsidiary Guarantor, as the case may be. See "-- Covenants -- Limitation on Indebtedness" below.

     "Senior Indebtedness" means the principal of, any premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization of Argo-Tech, regardless of whether or not a claim for post-filing interest is allowed in such proceedings, on, and fees and other amounts owing in respect of, Bank Indebtedness and all of our other Indebtedness including interest thereon, whether outstanding on the Issue Date or thereafter Incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are not superior in right of payment to the notes. Senior Indebtedness will not include:

        - any obligation of Argo-Tech to any Subsidiary,

        - any liability for Federal, state, local or other taxes owed or owing by Argo-Tech,

        - any accounts payable or other liability to trade creditors arising in the ordinary course of business, including Guarantees thereof or instruments evidencing such liabilities,

        - any Indebtedness or obligation of Argo-Tech that by its terms is subordinate or junior in any respect to any other Indebtedness or obligation of Argo-Tech, including any Senior Subordinated Indebtedness and any Subordinated Obligations,

        - any obligations with respect to any Capital Stock or

        - any Indebtedness Incurred in violation of the indenture.

     "Senior Indebtedness" of any Subsidiary Guarantor has a correlative meaning.

     Only Indebtedness of Argo-Tech or a Subsidiary Guarantor that is Senior Indebtedness will rank senior to the notes and the relevant Subsidiary Guarantee in accordance with the provisions of the indenture. The notes and each Subsidiary Guarantee will in all respects rank equal with all of our other Senior Subordinated Indebtedness, including the notes issued in September 1997, or Senior Subordinated Indebtedness of the relevant Subsidiary Guarantor, including the Subsidiary Guarantees of the notes issued in September 1995, respectively. Argo-Tech and each Subsidiary Guarantor has agreed in the indenture that they will not Incur, directly or indirectly, any Indebtedness that is subordinate or junior in ranking in any respect to Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness. Unsecured Indebtedness of us or a Subsidiary Guarantor is not deemed to be subordinate or junior to Secured Indebtedness merely because it is unsecured.

     Argo-Tech may not pay principal of, any premium or interest on, the notes or make any deposit pursuant to the provisions described under "-- Defeasance" below and may not otherwise purchase, redeem or otherwise retire any notes (collectively, "pay the notes") if:

        (1) any Senior Indebtedness of Argo-Tech is not paid when due or

        (2) any other default on Senior Indebtedness of Argo-Tech occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Senior Indebtedness has been paid in full.

     However, Argo-Tech may pay the notes without regard to the foregoing if Argo-Tech and the Trustee receive written notice approving such payment from the Representative of the Designated Senior Indebtedness with respect to which either of the events set forth in clause (1) or (2) of the immediately preceding sentence has occurred and is continuing. During the continuance of any default, other than a default described in clause (1) or (2) of the second preceding sentence, with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice, except such notice as may be required to effect such acceleration or the expiration of any applicable grace periods, Argo-Tech may not pay the notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee, with a copy to Argo-Tech of written notice (a "Blockage Notice") of such default from the Representative of the Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter. This period will end earlier if such Payment Blockage Period is terminated

        - by written notice to the Trustee and Argo-Tech from the Person or Persons who gave such Blockage Notice,

        - by repayment in full of such Designated Senior Indebtedness or

        - because the default giving rise to such Blockage Notice is no longer continuing.

     Notwithstanding the provisions described in the immediately preceding sentence, but subject to the provisions contained in the first sentence of this paragraph, unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness, Argo-Tech may resume payments on the notes after the end of such Payment Blockage Period, including any missed payments.

     Not more than one Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period. However, if any Blockage Notice within such 360-day period is given by or on behalf of any holders of Designated Senior

Indebtedness other than the Bank Indebtedness, the Representative of the Bank Indebtedness may give another Blockage Notice within such period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 360 consecutive day period. For purposes of this section, no default or event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or be made, the basis of the commencement of a subsequent Payment Blockage Period by the Representative of such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such default or event of default shall have been cured or waived for a period of not less than 90 consecutive days.

     Upon any payment or distribution of Argo-Tech's assets upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to Argo-Tech or its property, the holders of Senior Indebtedness will be entitled to receive payment in full of the Senior Indebtedness before the note holders are entitled to receive any payment and until the Senior Indebtedness is paid in full, any payment or distribution to which note holders would be entitled but for the subordination provisions of the indenture will be made to holders of the Senior Indebtedness as their respective interests may appear. If a distribution is made to note holders that should not have been made to them because of the subordination provisions of the indenture, such note holders are required to hold it in trust for the holders of Senior Indebtedness and pay it over to them as their interests may appear.

     If payment of the notes is accelerated because of an Event of Default, Argo-Tech or the Trustee shall promptly notify the holders of the Designated Senior Indebtedness or their Representative of the acceleration. If any Designated Senior Indebtedness is outstanding, Argo-Tech may not pay the notes until five Business Days after such holders or their Representative receive notice of such acceleration and, thereafter, may pay the notes only if the subordination provisions of the indenture otherwise permit payment at that time.

     The terms of the subordination provisions described above with respect to Argo-Tech's obligations under the notes apply equally to a Subsidiary Guarantor and the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee.

     By reason of such subordination provisions contained in the indenture, in the event of insolvency, creditors of Argo-Tech or a Subsidiary Guarantor who are holders of Senior Indebtedness of Argo-Tech or such Subsidiary Guarantor, as the case may be, may recover more, ratably, than the note holders, and creditors who are not holders of Senior Indebtedness or of Senior Subordinated Indebtedness, including the notes, may recover less, ratably, than holders of Argo-Tech's Senior Indebtedness.

SUBSIDIARY GUARANTEES

     The Subsidiary Guarantors, as primary obligors and not merely as sureties, will irrevocably and unconditionally Guarantee on an unsecured senior subordinated basis the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all of Argo-Tech's obligations under the indenture and the notes, whether for payment of principal of or interest on the notes, expenses, indemnification or otherwise. All of such obligations guaranteed by the Subsidiary Guarantors are referred to in this summary as the "Guaranteed Obligations". The Subsidiary Guarantors will agree to pay, in addition to the amount stated above, any and all expenses, including reasonable counsel fees and expenses, incurred by the Trustee or the Holders in enforcing any rights under the Subsidiary Guarantees. Each Subsidiary Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be Guaranteed by the applicable Subsidiary Guarantor without rendering the Subsidiary Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

     On or after the Issue Date, Argo-Tech will cause

        - each Restricted Subsidiary that is a Domestic Subsidiary that Incurs Indebtedness and

        - each Restricted Subsidiary that is not a Domestic Subsidiary that enters into a Guarantee of any of the obligations of Argo-Tech, AT Holdings or any of Argo-Tech's Subsidiaries pursuant to Argo-Tech's credit facility, to execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will Guarantee payment of the notes. See
"-- Covenants -- Future Subsidiary Guarantors" below.

     Each Subsidiary Guarantee is a continuing guarantee and shall:

        - remain in full force and effect until payment in full of all the Guaranteed Obligations, except as provided below,

        - be binding upon each Subsidiary Guarantor and

        - enure to the benefit of and be enforceable by the Trustee, the Holders and their successors, transferees and assigns.

     A Subsidiary Guarantee will be automatically released upon the sale, including through merger or consolidation, of the Capital Stock, or all or substantially all the assets, of the applicable Subsidiary Guarantor if

        - such sale is made in compliance with the covenant described under "-- Covenants -- Limitation on Sales of Assets and Subsidiary Stock" and

        - such Subsidiary Guarantor is released from its guarantees of, and all pledges and security granted in connection with, Argo-Tech's credit facility and any other Indebtedness of Argo-Tech, AT Holdings or any Restricted Subsidiary.

     A Subsidiary Guarantee also will be automatically released upon the applicable Subsidiary Guarantor ceasing to be a Subsidiary of Argo-Tech's as a result of any foreclosure of any pledge or security interest securing Bank Indebtedness or other exercise of remedies in respect thereof if such Subsidiary Guarantor is released from its guarantees of, and all pledges and security interests granted in connection with, Argo-Tech's credit facility.

CHANGE OF CONTROL

     Upon the occurrence of any of the following events (each a "Change of Control"), each Holder will have the right to require Argo-Tech to repurchase all or any part of such Holder's notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. Holders of record on the relevant record date retain their right to receive interest due on the relevant interest payment date.

        (1) prior to the earlier to occur of the first public offering of Voting Stock of Argo-Tech or AT Holdings, the Permitted Holders cease to be the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange
     Act), directly or indirectly, of a majority in the aggregate of the total voting power of the Voting Stock of Argo-Tech or AT Holdings, whether as a result of issuance of securities of Argo-Tech or AT Holdings, as the case may be, any merger, consolidation, liquidation or dissolution of Argo-Tech or AT Holdings, as the case may be, any direct or indirect transfer of securities by any Permitted Holder or otherwise. For purposes of this clause (1) and clause (2) below, the Permitted Holders shall be deemed to own beneficially any Voting Stock of an entity (the "specified entity") held by any other entity (the "parent entity") so long as the Permitted Holders beneficially own, directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the parent entity;

        (2) (A) any "person," as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in clause (1) above, except that such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of Argo-Tech or AT Holdings, as the case may be, and

        (B) the Permitted Holders "beneficially own" (as defined in clause (1) above), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of Argo-Tech or AT Holdings, as the case may be, than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Argo-Tech or AT Holdings, as the case may be. For the purposes of this clause (2), such other person shall be deemed to own beneficially any Voting Stock of a specified corporation held by a parent corporation, if such other person "beneficially owns", directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent corporation and the Permitted Holders "beneficially own", directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent corporation and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent corporation, or

        (3) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of Argo-Tech or AT Holdings, as the case may be, together with any new directors whose election by either Board of Directors or whose nomination for election by the stockholders of Argo-Tech or AT Holdings was approved by a vote of 66 2/3% of the directors of Argo-Tech or AT Holdings, as applicable, still in office who were either directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors of Argo-Tech or AT Holdings then in office.

     In the event that at the time of such Change of Control the terms of the Bank Indebtedness restrict or prohibit the repurchase of notes pursuant to this covenant, then, before the mailing of the notice to Holders provided for in the immediately following paragraph, but within 30 days following any Change of Control, Argo-Tech will

        - repay in full all Bank Indebtedness or offer to repay in full all Bank Indebtedness and repay the Bank Indebtedness of each lender who has accepted such offer or

        - obtain the requisite consent under the agreements governing the Bank Indebtedness to permit the repurchase of the notes as provided for in the immediately following paragraph.

     Within 30 days following any Change of Control, Argo-Tech will mail a notice to each Holder with a copy to the Trustee stating:

        - that a Change of Control has occurred and that such Holder has the right to require Argo-Tech to purchase such Holder's notes at a purchase price in cash equal to 101% of the principal amount thereof, plus any accrued and unpaid interest to the date of repurchase, subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date,

        - the circumstances and relevant facts and financial information regarding such Change of Control,

        - the repurchase date, which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed, and

        - the instructions determined by Argo-Tech, consistent with this covenant, that a Holder must follow in order to have its notes purchased.

     Argo-Tech will comply, to the extent applicable, with the requirements of
Section 14(e) of the Securities Exchange Act of 1934 and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, Argo-Tech will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this paragraph by virtue thereof.

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

     The Change of Control purchase feature is a result of negotiations between Argo-Tech and Chase Securities Inc. in its capacity as the initial purchaser of the notes. Argo-Tech has no present intention to engage in a transaction involving a Change of Control, although it is possible that Argo-Tech could decide to do so in the future. Subject to the limitations discussed below, Argo-Tech could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect Argo-Tech's capital structure or credit ratings.

     The occurrence of certain of the events that would constitute a Change of Control would constitute a default under Argo-Tech's credit facility. Future Senior Indebtedness of Argo-Tech may contain prohibitions of certain events that would constitute a Change of Control or require such Senior Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require Argo-Tech to repurchase the notes could cause a default under such Senior Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on Argo-Tech. Finally, Argo-Tech's ability to pay cash to the Holders upon a repurchase may be limited by its then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

COVENANTS

     The indenture contains covenants including, among others, the following:

  Limitation on Indebtedness.

     (a) Argo-Tech will not, and will not permit any Restricted Subsidiary to, Incur any Indebtedness; provided, however, that Argo-Tech may Incur Indebtedness if on the date of the incurrence, the Consolidated Coverage Ratio would be greater than 2.00:1.00 if such Indebtedness is Incurred on or prior to September 30, 1999, and 2.25:1.00 if such Indebtedness is Incurred thereafter. Notwithstanding the foregoing, Argo-Tech will not permit any Subsidiary to issue, to any party other than Argo-Tech, any Preferred Stock.

     (b) Notwithstanding the foregoing paragraph (a), Argo-Tech and its Restricted Subsidiaries may Incur the following Indebtedness:

        (1) Bank Indebtedness relating to the Term Loan Facilities in an aggregate principal amount not to exceed $110.0 million less the aggregate amount of all prepayments of principal since the Original Issue Date applied permanently to reduce any such Indebtedness;

        (2) Bank Indebtedness relating to the Revolving Facility or Indebtedness Incurred pursuant to other revolving credit, working capital or letter of credit financings in an aggregate principal amount outstanding not in excess of the greater of $20.0 million and the Borrowing Base in effect from time to time;

        (3) Indebtedness of Argo-Tech owing to and held by any Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by Argo-Tech or any Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Subsidiary ceasing to be a Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or a Restricted Subsidiary) will be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof;

        (4) Indebtedness represented by the notes and Subsidiary Guarantees and the notes issued in September 1997 and Subsidiary Guarantees of those notes, any Indebtedness (other than the Indebtedness described in clauses
     (1) through (3) above) outstanding on the Original Issue Date, Indebtedness that was Incurred prior to the Issue Date that was permitted under Section 4.03(a) and 4.03(b)(5) of the indenture dated September 26, 1997 and any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (4) or paragraph (a);

        (5) (A) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by Argo-Tech, other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary or was otherwise acquired by Argo-Tech, provided, however, that at the time such Restricted Subsidiary is acquired by Argo-Tech, Argo-Tech would have been able to Incur $1.00 of additional Indebtedness pursuant to paragraph (a) after giving effect to the Incurrence of such Indebtedness pursuant to this clause (5) and (B) Refinancing Indebtedness Incurred by a Restricted Subsidiary in respect of Indebtedness Incurred by such Restricted Subsidiary pursuant to this clause
     (5);

        (6) Indebtedness (A) in respect of performance bonds, bankers' acceptances, letters of credit and surety or appeal bonds provided by the Company and the Restricted Subsidiaries in the ordinary course of their business and which do not secure other Indebtedness, and (B) under Currency Agreements and Interest Rate Agreements, in each case entered into for bona fide hedging purposes of the Company in the ordinary course of business; provided, however, that, in the case of Currency Agreements and Interest Rate Agreements, such Currency Agreements and Interest Rate Agreements do not increase the Indebtedness of the Company outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder;

        (7) Purchase Money Indebtedness and Capitalized Lease Obligations in an aggregate principal amount not to exceed $10.0 million at any time outstanding;

        (8) Indebtedness of Restricted Subsidiaries (other than Indebtedness permitted to be Incurred pursuant to any other clause of this paragraph
     (b)) in an aggregate principal amount on the date of Incurrence that, when added to all other Indebtedness Incurred pursuant to this clause (8) and then outstanding, will not exceed $5.0 million; or

        (9) Indebtedness (other than Indebtedness permitted to be Incurred pursuant to paragraph (a) or any other clause of this paragraph (b)) in an aggregate principal amount on the date of Incurrence that, when added to all other Indebtedness Incurred pursuant to this clause (9) and then outstanding, will not exceed $10.0 million.

     (c) Notwithstanding the foregoing, Argo-Tech may not Incur any Indebtedness pursuant to paragraph (b) above if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire, refund or refinance any Subordinated Obligations unless such Indebtedness will be subordinated to the notes to at least the same extent as such Subordinated Obligations. Argo-Tech may not Incur any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness. In addition, Agro-Tech may not Incur any Secured Indebtedness that is not Senior Indebtedness unless contemporaneously with that incurrence Argo-Tech makes provisions to secure the notes equally and ratably with, or on a senior basis to, in the case of Indebtedness subordinated in right of payment to the notes, such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien.

     A Subsidiary Guarantor may not Incur any Indebtedness if such Indebtedness is by its terms expressly subordinate or junior in ranking in any respect to any Senior Indebtedness of such Subsidiary Guarantor unless such Indebtedness is Senior Subordinated Indebtedness of such Subsidiary Guarantor or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of such Subsidiary Guarantor. In addition, a Subsidiary Guarantor may not Incur any Secured Indebtedness that is not Senior Indebtedness of such Subsidiary Guarantor unless contemporaneously with that incurrence Argo-Tech makes provisions to secure the Subsidiary Guarantee of such Subsidiary Guarantor equally and ratably with, or on a senior basis to, in the case of Indebtedness subordinated in right of payment to such Subsidiary Guarantee, such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien.

     (d) Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Argo-Tech or any Restricted Subsidiary may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rates of currencies. For purposes of determining the outstanding principal amount of any particular Indebtedness Incurred pursuant to this covenant,

        - Indebtedness Incurred pursuant to the credit facility prior to or on the Original Issue Date shall be treated as Incurred pursuant to clause (1) of paragraph (b) above,

        - Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness and

        - in the event that Indebtedness or any portion thereof meets the criteria of more than one of the types of Indebtedness described in this covenant, Argo-Tech, in its sole discretion, shall classify such Indebtedness and only be required to include the amount of such Indebtedness in one of such clauses.

     Limitation on Restricted Payments. (a) Argo-Tech will not, and will not permit any Restricted Subsidiary, directly or indirectly, to:

        (1) declare or pay any dividend or make any distribution on or in respect of its Capital Stock, including any payment in connection with any merger or consolidation involving Argo-Tech, except dividends or distributions payable solely in its Capital Stock, other than Disqualified Stock, and except dividends or distributions payable to Argo-Tech or another Restricted Subsidiary, and, if such Restricted Subsidiary is not wholly owned, to its other shareholders on a pro rata basis,

        (2) purchase, redeem, retire or otherwise acquire for value any Capital Stock of Argo-Tech or any Restricted Subsidiary held by Persons other than Argo-Tech or another Restricted Subsidiary,

        (3) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment any Subordinated Obligations, other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition, or

        (4) make any Investment, other than a Permitted Investment, in any Person (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Investment being herein referred to as a "Restricted Payment") if at the time Argo-Tech or such Restricted Subsidiary make such Restricted Payment:

        (a) a Default will have occurred and be continuing, or would result therefrom;

        (b) Argo-Tech could not Incur at least $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "-- Limitation on Indebtedness"; or

        (c) the aggregate amount of such Restricted Payment and all other Restricted Payments, the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of the Board of Directors, declared, or made subsequent to the Original Issue Date would exceed the sum of:

           (i) 50% of the Consolidated Net Income accrued during the period, treated as one accounting period, from the beginning of the fiscal quarter in which the Original Issue Date occurred to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment, or, in case such Consolidated Net Income will be a deficit, minus 100% of such deficit;

           (ii) the aggregate Net Cash Proceeds received by Argo-Tech from the issue or sale of its Capital Stock, other than Disqualified Stock, subsequent to the Original Issue Date (other than an issuance or sale to a Subsidiary of Argo-Tech or an employee stock ownership plan or other trust established by Argo-Tech or any of its Subsidiaries);

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

           (iii) the amount by which Indebtedness of Argo-Tech or its Restricted Subsidiaries is reduced on Argo-Tech's balance sheet upon the conversion or exchange, other than by a Subsidiary, subsequent to the Original Issue Date of any Indebtedness of Argo-Tech or its Restricted Subsidiaries convertible or exchangeable for Capital Stock, other than Disqualified Stock, of Argo-Tech, less the amount of any cash or other property distributed by Argo-Tech or any Restricted Subsidiary upon such conversion or exchange; and

           (iv) the amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from

        - payments of dividends, repayments of the principal of loans or advances or other transfers of assets to Argo-Tech or any Restricted Subsidiary from Unrestricted Subsidiaries or

        - the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investment") not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by Argo-Tech or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was included in the calculation of the amount of Restricted Payments.

     (b) The provisions of the foregoing paragraph (a) will not prohibit:

        (1) any purchase or redemption of Capital Stock of Argo-Tech or Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of Argo-Tech, other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or other trust established by Argo-Tech or any of its Subsidiaries; provided, however, that (A) such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale will be excluded from clause 4 (c)(ii) of paragraph (a) above;

        (2) any purchase or redemption of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of Argo-Tech that is permitted to be Incurred pursuant to paragraph (b) of the covenant described under "-- Limitation on Indebtedness;" provided, however, that such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments;

        (3) any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted by the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock;" provided, however, that such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments;

        (4) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that such dividend will be included in the calculation of the amount of Restricted Payments;

        (5) payment of dividends, other distributions or other amounts by Argo-Tech for the purposes set forth in clauses (A) through (D) below; provided, however, that such dividend, distribution or amount set forth in clauses (A) through (D) shall be included in the calculation of the amount of Restricted Payments for the purposes of paragraph (a) above:

        (A) to AT Holdings in amounts equal to the amounts required for AT Holdings to pay franchise taxes and other fees required to maintain its corporate existence, and to provide for other operating costs of up to $100,000 per fiscal year;

        (B) to AT Holdings in amounts equal to amounts required for AT Holdings to pay federal, state and local income taxes to the extent such income taxes are attributable to Argo-Tech's income and the income of Argo-Tech's Restricted Subsidiaries, and, to the extent of amounts actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries;

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

        (C) to AT Holdings in amounts equal to amounts expended by AT Holdings to repurchase Capital Stock of AT Holdings owned by former employees of Argo-Tech or its Subsidiaries or their assigns, estates and heirs; provided, however, that the aggregate amount paid, loaned or advanced to AT Holdings pursuant to this clause (C) shall not, in the aggregate, exceed
     (1) for each of Argo-Tech's fiscal years prior to the 2000 fiscal year, $1.0 million per fiscal year and (2) for all other fiscal years, $2.0 million, in each case plus any amounts contributed by AT Holdings to Argo-Tech as a result of resales of such repurchased shares of Capital Stock; and

        (D) in amounts equal to amounts expended by Argo-Tech to repurchase shares of AT Holdings Capital Stock from deceased or retired employees in accordance with the terms of the Employee Stock Ownership Plan as in effect on the Original Issue Date and from employees whose employment with Argo-Tech or any of its subsidiaries has terminated for any other reason but only to the extent mandatorily required by the Employee Stock Ownership Plan as in effect on the Original Issue Date, the Internal Revenue Code or ERISA; provided that in each case above Argo-Tech has deferred making any cash payments in respect of such repurchase obligations to the maximum extent possible under the Employee Stock Ownership Plan as in effect on the Original Issue Date; or

        (6) the payment by Argo-Tech of a dividend or distribution on its Capital Stock to AT Holdings, or the making of a loan by Argo-Tech to AT Holdings, in an amount not to exceed $50,000,000, the proceeds of which will be used, together with the proceeds from the issuance by AT Holdings of its Cumulative Exchangeable Redeemable Preferred Stock, to finance the payment of the purchase price, not to exceed $80,000,000, of the shares of Capital Stock of AT Holdings held by AT Holdings, LLC; provided, however, that such dividend, distribution or loan shall be excluded from the calculation of the amount of Restricted Payments.

     Limitation on Restrictions on Distributions from Restricted
Subsidiaries. Argo-Tech will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to

        - pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness owed to Argo-Tech,

        - make any loans or advances to Argo-Tech or

        - transfer any of its property or assets to Argo-Tech, except:

        (1) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Original Issue Date;

        (2) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary prior to the date on which such Restricted Subsidiary was acquired by Argo-Tech (other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by Argo-Tech) and outstanding on such date;

        (3) any encumbrance or restriction pursuant to an agreement constituting Refinancing Indebtedness of Indebtedness Incurred pursuant to an agreement referred to in clause (1) or (2) of this covenant or this clause (3) or contained in any amendment to an agreement referred to in clause (1) or (2) of this covenant or this clause (3); provided, however, that the encumbrances and restrictions contained in any such refinancing agreement or amendment are no less favorable to the noteholders than encumbrances and restrictions contained in such agreements;

        (4) in the case of clause (3), any encumbrance or restriction:

        (A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract,

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

        (B) by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of Argo-Tech or any Restricted Subsidiary not otherwise prohibited by the indenture or

        (C) contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restrictions restrict the transfer of the property subject to such security agreements or mortgages; and

        (5) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition.

     Limitation on Sales of Assets and Subsidiary Stock. (a) Argo-Tech will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless

        (1) Argo-Tech or such Restricted Subsidiary receives consideration, including by way of relief from, or by any other Person assuming sole responsibility for, any liabilities, contingent or otherwise, at the time of such Asset Disposition at least equal to the fair market value of the shares and assets subject to such Asset Disposition,

        (2) at least 75%, or 50% in the case of an Asset Disposition relating to the Specified Real Estate, of the consideration thereof received by Argo-Tech or such Restricted Subsidiary is in the form of cash and

        (3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by Argo-Tech, or such Restricted Subsidiary, as the case may be

           (A) first, within one year from the later of such Asset Disposition or the receipt of such Net Cash Proceeds, either:

               - to the extent Argo-Tech elects, or is required by the terms of any Senior Indebtedness or Indebtedness, other than Preferred Stock, of a Wholly Owned Subsidiary, to prepay, repay, redeem, defease or purchase Senior Indebtedness or such Indebtedness, in each case other than Indebtedness owed to Argo-Tech or an Affiliate, or,

               - to the extent Argo-Tech or such Restricted Subsidiary elects, to reinvest in Additional Assets, including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by Argo-Tech or another Restricted Subsidiary, or

               - a combination of the foregoing,

           (B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to make an Offer (as defined below) to purchase notes and notes issued in September 1997 pursuant to and subject to the conditions set forth in section (b) of this covenant, provided that if Argo-Tech elects, or is required by the terms of any Senior Subordinated Indebtedness (in addition to the notes issued in September 1997), such Offer may be made to ratably purchase the notes and other Senior Subordinated Indebtedness, and

           (C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to prepay, repay, redeem or purchase Indebtedness of Argo-Tech, other than Indebtedness owed to an Affiliate of Argo-Tech and other than its Disqualified Stock or Indebtedness of any Restricted Subsidiary, other than Indebtedness owed to Argo-Tech or any of its Affiliates, in each case described in this clause (C) within one year from the receipt of such Net Available Cash or, if Argo-Tech made an Offer pursuant to clause (B), six months from the date such Offer is consummated; provided, however that in connection with any prepayment, repayment, redemption or purchase of Indebtedness pursuant to clause (A), (B) or
        (C) above, Argo-Tech or such Restricted Subsidiary will retire such Indebtedness and will cause the related loan commitment, if any, to be permanently reduced in an amount equal to the principal amount so prepaid, repaid, redeemed or purchased.

           Notwithstanding the foregoing provisions of this covenant, Argo-Tech and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions that is not applied in accordance with this covenant exceeds $10.0 million.

     For the purposes of clause (2) of this covenant, the following are deemed to be cash:

        - the assumption of Indebtedness of Argo-Tech, other than Disqualified Stock of Argo-Tech, or any Restricted Subsidiary and the release of Argo-Tech or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition,

        - securities received by Argo-Tech or any Restricted Subsidiary from the transferee that are promptly converted by Argo-Tech or such Restricted Subsidiary into cash, and

        - in the case of an Asset Disposition relating to the Specified Real Estate, REIT Securities.

     (b) In the event of an Asset Disposition that requires the purchase of notes and notes issued in September 1997 pursuant to clause (a)(3)(B) of this covenant, Argo-Tech will be required to purchase notes and notes issued in September 1997 tendered pursuant to an offer by us for the notes and notes issued in September 1997 (the "Offer") at a purchase price of 100% of their principal amount plus accrued interest to the date of purchase in accordance with the procedures, including prorationing in the event of oversubscription set forth in the indenture. If the aggregate purchase price of notes and notes issued in September 1997 tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of the notes and notes issued in September 1997, Argo-Tech will apply the remaining Net Available Cash in accordance with clause (a)(3)(C) of this covenant. Argo-Tech will not be required to make an Offer for notes and notes issued in September 1997 pursuant to this covenant if the Net Available Cash available therefor, after application of the proceeds as provided in clause (A) of section (a)(3) above, is less than $5.0 million for any particular Asset Disposition, which lesser amount will be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition.

     (c) Argo-Tech will comply, to the extent applicable, with the requirements of Section 14(e) of the Securities Exchange Act of 1934 and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, Argo-Tech will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

     Limitation on Transactions with Affiliates.

        (1) Argo-Tech will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction, including, the purchase, sale, lease or exchange of any property or the rendering of any service, with any of its Affiliates (an "Affiliate Transaction") on terms

        - that are less favorable to Argo-Tech or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate and

        - that, in the event such Affiliate Transaction involves an aggregate amount in excess of $10.0 million, are not in writing and have not been approved by a majority of the members of the Board of Directors having no personal stake in such Affiliate Transaction and who are not employed by or otherwise associated with such Affiliates.

     In addition, if such Affiliate Transaction involves an amount in excess of $15.0 million, a fairness opinion must be provided by a nationally recognized appraisal or investment banking firm.

        (2) The provisions of the foregoing paragraph (1) will not prohibit:

        - any Restricted Payment permitted to be paid pursuant to the covenant described under "--Limitation on Restricted Payments,"

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

        - any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors,

        - loans or advances to employees in the ordinary course of business in accordance with past practices of Argo-Tech, but in any event not to exceed $2.0 million in the aggregate outstanding at any one time,

        - the payment of reasonable fees to directors of us and our Subsidiaries who are not employees of Argo-Tech or its Subsidiaries,

        - any transaction between Argo-Tech and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries or

        - transactions pursuant to the Existing Agreements, as in effect on the Original Issue Date.

     Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries. Argo-Tech will not sell any shares of Capital Stock of a Restricted Subsidiary, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell any shares of its Capital Stock except:

        - to Argo-Tech or a Wholly Owned Subsidiary or

        - if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary.

     The proceeds of any sale of such Capital Stock permitted hereby will be treated as Net Available Cash from an Asset Disposition and must be applied in accordance with the terms of the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock."

     SEC Reports. Even though Argo-Tech may not be required to be or remain subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Argo-Tech will file with the SEC and provide the Trustee and noteholders and prospective noteholders, upon request, within 15 days after it files them with the SEC, copies of its annual report and the information, documents and other reports that are specified in Sections 13 and 15(d) of the Securities Exchange Act of 1934. In addition, following a Public Equity Offering, Argo-Tech shall furnish to the Trustee and the noteholders, promptly upon their becoming available, copies of the annual report to shareholders and any other information provided by Argo-Tech or AT Holdings to its public shareholders generally. Argo-Tech will also comply with the other provisions of
Section 314(a) of the TIA.

     Future Subsidiary Guarantors.  Argo-Tech will cause:

        (a) each Restricted Subsidiary that is a Domestic Subsidiary that Incurs Indebtedness or that is a guarantor of Indebtedness Incurred pursuant to clause (b)(1), (b)(2) or (b)(9) of the covenant described under "-- Limitation on Indebtedness" and

        - each Restricted Subsidiary that is not a Domestic Subsidiary that enters into a Guarantee of any of the obligations of Argo-Tech or AT Holdings or any of Argo-Tech's Subsidiaries pursuant to Argo-Tech's credit facility to execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary will Guarantee payment of the notes. Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be Guaranteed by that Subsidiary without rendering the Subsidiary Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

     Limitation on Lines of Business. Argo-Tech will not, and will not permit any Restricted Subsidiary to, engage in any material respect in any line of business, other than a Related Business. Argo-Tech shall not be deemed to be engaged in the line of business associated with assets held for sale.

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

     Limitation on Sale/Leaseback Transactions. Argo-Tech will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless

        - the net cash proceeds received by Argo-Tech or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors, of such property,

        - the transfer of such property is permitted by, and Argo-Tech applies the proceeds of such transaction in compliance with, the covenant described under "-- Limitation on Sale of Assets and Subsidiary Stock" and

        - Argo-Tech or such Subsidiary would be entitled to

        - in the case of a Sale/Leaseback Transaction involving the Specified Real Estate, Incur $1.00 of additional Indebtedness pursuant to the covenant described under paragraph (a) of "-- Limitation on Indebtedness" and

        - in all other cases (1) Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to the covenant described under "-- Limitation on Indebtedness" and (2) create a Lien on such property securing such Attributable Debt without equally and ratably securing the notes pursuant to the covenant described under "-- Limitation on Indebtedness."

MERGER AND CONSOLIDATION

     The indenture provides that Argo-Tech will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

        (1) the resulting, surviving or transferee Person (the "Successor Company") will be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not Argo-Tech) will expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of Argo-Tech under the notes and the indenture,

        (2) immediately after giving effect to such transaction, and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Restricted Subsidiary at the time of such transaction, no Default will have occurred and be continuing,

        (3) immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness under paragraph (a) of the covenant described under "-- Limitation on Indebtedness",

        (4) immediately after giving effect to such transaction, the Successor Company will have Consolidated Net Worth in an amount which is not less than Argo-Tech's Consolidated Net Worth immediately prior to such transaction, and

        (5) Argo-Tech will have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and any such supplemental indenture comply with the indenture.

     The indenture provides that the Successor Company will succeed to, and be substituted for, and may exercise every right and power of, Argo-Tech under the indenture, but the predecessor company in the case of a conveyance, transfer or lease of all or substantially all its assets will not be released from the obligation to pay the principal of and interest on the notes.

     In addition, the indenture provides that Argo-Tech will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its assets to any Person unless:

        - the resulting, surviving or transferee Person will be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such Person, if not such Subsidiary Guarantor, will expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee,

        - immediately after giving effect to such transaction, and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been Incurred by such Person at the time of such transaction, no Default shall have occurred and be continuing, and

        - Argo-Tech will have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and any such supplemental indenture comply with the indenture.

     The indenture also provides that notwithstanding the foregoing clauses (2),
(3) and (4), any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to Argo-Tech.

DEFAULTS

     An Event of Default is defined in the indenture as:

        (1) a default in any payment of interest on any note when due, whether or not prohibited by the provisions described under "-- Ranking" above, continued for 30 days,

        (2) a default in the payment of principal of any note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise, whether or not such payment is prohibited by the provisions described under "-- Ranking" above,

        (3) the failure by Argo-Tech to comply with its obligations under the covenant described under "-- Merger and Consolidation" above, other than a failure to purchase notes,

        (4) the failure by Argo-Tech to comply for 30 days after notice with any of its obligations under the covenants described under "-- Change of Control" or "-- Covenants" above, other than a failure to purchase notes,

        (5) the failure by Argo-Tech to comply for 60 days after notice with its other agreements contained in the notes or the indenture,

        (6) the failure by Argo-Tech or any Significant Subsidiary to pay any Indebtedness within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $5.0 million or its foreign currency equivalent (the "cross acceleration provision"),

        (7) certain events of bankruptcy, insolvency or reorganization of Argo-Tech or a Significant Subsidiary (the "bankruptcy provisions"),

        (8) the rendering of any judgment or decree for the payment of money in excess of $5.0 million or its foreign currency equivalent against Argo-Tech or a Significant Subsidiary if

        - an enforcement proceeding thereon is commenced or

        - such judgment or decree remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed (the "judgment default provision")

        (9) any Subsidiary Guarantee ceases to be in full force and effect, except as contemplated by the terms thereof, or any Subsidiary Guarantor denies or disaffirms its obligations under the indenture or any Subsidiary Guarantee and such Default continues for 10 days.

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

     The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

     However, a default under clauses (4) or (5) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding notes notify Argo-Tech of the default and Argo-Tech does not cure such default within the time specified in clauses (4) and (5) hereof after receipt of such notice.

     If an Event of Default, other than a Default relating to certain events of bankruptcy, insolvency or reorganization of Argo-Tech occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding notes by notice to Argo-Tech may declare the principal of and accrued but unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of Argo-Tech occurs, the principal of and interest on all the notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences.

     Subject to the provisions of the indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, any premium or interest when due, no Holder may pursue any remedy with respect to the indenture or the notes unless:

        - such Holder has previously given the Trustee notice that an Event of Default is continuing,

        - Holders of at least 25% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy,

        - such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense,

        - the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

        - the Holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

     Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Before taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

     The indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within the earlier of 90 days after it occurs or 30 days after it is known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, any premium or interest on any note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the noteholders. In addition, Argo-Tech is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the persons signing such certificate know of any Default that occurred during the previous year. Argo-Tech is also required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action Argo-Tech is taking or proposes to take.

AMENDMENTS AND WAIVERS

     Subject to certain exceptions, the indenture may be amended with the consent of the Holders of a majority in principal amount of the notes then outstanding. Any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the notes then outstanding. However, without the consent of each Holder of an outstanding note affected, no amendment may, among other things,

        - reduce the amount of notes whose Holders must consent to an amendment,

        - reduce the rate of or extend the time for payment of interest or any liquidated damages on any note,

        - reduce the principal of or extend the Stated Maturity of any note,

        - reduce the premium payable upon the redemption of any note or change the time at which any note may be redeemed as described under "-- Optional Redemption" above,

        - make any note payable in money other than that stated in the note,

        - make any change to the subordination provisions of the indenture that adversely affects the rights of any Holder,

        - impair the right of any Holder to receive payment of principal of and interest on such Holder's notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's notes,

        - make any change in the amendment provisions that require each Holder's consent or in the waiver provisions, or

        - modify the Subsidiary Guarantees in any manner adverse to the Holders.

     Without the consent of any Holder, Argo-Tech and the Trustee may amend the indenture:

        - to cure any ambiguity, omission, defect or inconsistency,

        - to provide for the assumption by a successor corporation of the obligations of Argo-Tech under the indenture,

        - to provide for uncertificated notes in addition to or in place of certificated notes, provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Internal Revenue Code,

        - to add Guarantees with respect to the notes,

        - to secure the notes,

        - to add to the covenants for the benefit of the noteholders,

        - to surrender any right or power conferred upon Argo-Tech,

        - to make any change that does not adversely affect the rights of any Holder or to comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the indenture under the TIA.

     However, no amendment may be made to the subordination provisions of the indenture that adversely affects the rights of any holder of Senior Indebtedness then outstanding unless the holders of such Senior Indebtedness, or any group or representative thereof authorized to give a consent, consent to such change.

     The consent of the noteholders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

     After an amendment under the indenture becomes effective, Argo-Tech is required to mail to noteholders a notice briefly describing such amendment. However, the failure to give such notice to all noteholders, or any defect therein, will not impair or affect the validity of the amendment.

TRANSFER AND EXCHANGE

     A noteholder may transfer or exchange notes in accordance with the indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents and Argo-Tech may require a noteholder to pay any taxes required by law or permitted by the indenture. Argo-Tech is not required to transfer or exchange any note selected for redemption or to transfer or exchange any note for a period of 15 days prior to a selection of notes to be redeemed. The notes will be issued in registered form and the registered holder of a note will be treated as the owner of such note for all purposes.

DEFEASANCE

     At any time Argo-Tech may terminate all of its obligations under the notes and the indenture ("legal defeasance"), except for its obligations regarding the defeasance trust (defined below):

        - to register the transfer or exchange of the notes,

        - to replace mutilated, destroyed, lost or stolen notes and

        - to maintain a registrar and paying agent in respect of the notes.

     At any time Argo-Tech may terminate its obligations under the covenants described under "-- Change of Control," "-- Covenants," the operation of the cross acceleration provision, the bankruptcy provisions with respect to Subsidiaries and the judgment default provision described under "-- Defaults" above and the limitations contained in clauses (3) and (4) under "-- Merger and Consolidation" above ("covenant defeasance"). If Argo-Tech exercises its legal defeasance option or its covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to its Subsidiary Guarantee.

     Argo-Tech may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If Argo-Tech exercises its legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If Argo-Tech exercises its covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) with respect only to Subsidiaries, (8) or (9) under "-- Defaults" above or because of our failure to comply with clause (3) or (4) under "-- Merger and Consolidation" above.

     In order to exercise either defeasance option, Argo-Tech must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal, any premium and interest on the notes to redemption or maturity, as the case may be. Argo-Tech must also comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, the Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

     Argo-Tech will not be permitted to exercise either defeasance option described above with respect to the notes unless Argo-Tech defeases the notes issued in September 1997 equivalently and substantially simultaneously. Similarly, Argo-Tech will not be permitted to defease the notes issued in September 1997 unless Argo-Tech simultaneously defeases the notes equivalently.

CONCERNING THE TRUSTEE

     Harris Trust and Savings Bank is to be the Trustee under the indenture and has been appointed as Registrar and Paying Agent with regard to the notes.

GOVERNING LAW

     The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

DEFINITIONS

     "Additional Assets" means

     - any tangible property or assets, other than Indebtedness and Capital Stock, to be used by Argo-Tech or a Restricted Subsidiary in a Related Business;

     - the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Argo-Tech or another Restricted Subsidiary; or

     - Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary; provided, however, that any such Restricted Subsidiary described in the second or third bullet above is primarily engaged in a Related Business.

     "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the provisions described under "-- Covenants -- Limitation on Transactions with Affiliates" and "-- Covenants -- Limitation on Sales of Assets and Subsidiary Stock" only, "Affiliate" shall also mean any beneficial owner of shares representing 10% or more of the total voting power of the Voting Stock, on a fully diluted basis, of Argo-Tech or of rights or warrants to purchase such Voting Stock, whether or not currently exercisable, and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

     "Asset Disposition" means any sale, lease, transfer or other disposition of shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition") by Argo-Tech or any of its Restricted Subsidiaries (including any disposition by means of a merger, consolidation or similar transaction) other than

     - a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary,

     - a disposition of inventory in the ordinary course of business,

     - dispositions with a fair market value of less than $250,000 in the aggregate in any fiscal year,

     - an exchange of real estate for other similar property structured on a tax-free like-kind basis and

     - for purposes of the provisions described under "-- Covenants -- Limitation on Sales of Assets and Subsidiary Stock" only, a disposition subject to the covenant described under "-- Covenants -- Limitation on Restricted Payments."

     "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value, discounted at the interest rate borne by the notes, compounded annually, of the total obligations of the lessee for rental payments, other than rental payments in the nature of supplemental rent for the lessee's proportional share of taxes, maintenance, insurance and similar customary payments, during the remaining term of the lease included in such Sale/Leaseback Transaction, including any period for which such lease has been extended.

     "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing

     - the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by

     - the sum of all such payments.

     "Bank Indebtedness" means any and all amounts payable under or in respect of the Credit Agreement, the other Senior Credit Documents and any Refinancing Indebtedness with respect thereto, as amended from time to time, including principal, premium, if any, interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Argo-Tech whether or not a claim for post-filing interest is allowed in such proceedings, fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

     "Board of Directors" means the Board of Directors of AT Holdings or Argo-Tech or any committee thereof duly authorized to act on behalf of such Board. Unless the context otherwise requires, references to the Board of Directors are to the Board of Directors of Argo-Tech.

     "Borrowing Base" means, as of any date, an amount equal to the sum of

     - 50% of the aggregate book value of inventory (adjusted to include any LIFO reserves) and

     - 85% of the aggregate book value of all accounts receivable (net of bad debt reserves) of Argo-Tech and its Restricted Subsidiaries on a consolidated basis, as determined in accordance with GAAP consistently applied.

     To the extent that information is not available as to the amount of inventory or accounts receivable as of a specific date, Argo-Tech shall use the most recent available information for purposes of calculating the Borrowing Base.

     "Business Day" means a day other than a Saturday, Sunday or other day on which banking institutions in New York State are authorized or required by law to close.

     "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in, however designated, equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

     "Capitalized Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease.

     "Consolidated Coverage Ratio" as of any date of determination means the ratio of

        (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to

        (ii) Consolidated Interest Expense for such four fiscal quarters; provided, however, that

           (A) if Argo-Tech or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period,

           (B) if since the beginning of such period Argo-Tech or any Restricted Subsidiary shall have made any Asset Disposition, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets that are the subject of such Asset Disposition for such period or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of Argo-Tech or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to Argo-Tech and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent Argo-Tech and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale),

           (C) if since the beginning of such period Argo-Tech or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period and

           (D) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Argo-Tech or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (B) or (C) above if made by Argo-Tech or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition of assets occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in accordance with GAAP. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term as at the date of determination in excess of 12 months).

     "Consolidated Interest Expense" means, for any period, the total interest expense of Argo-Tech and its consolidated Restricted Subsidiaries, plus, to the extent Incurred by Argo-Tech and its Subsidiaries in such period but not included in such interest expense,

        (i) interest expense attributable to Capitalized Lease Obligations,

        (ii) amortization of debt discount and debt issuance cost,

        (iii) capitalized interest,

        (iv) noncash interest expense,

        (v) commissions, discounts and other fees and charges with respect to letters of credit and bankers' acceptance financing,

        (vi) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by Argo-Tech or any Restricted Subsidiary; provided that payment of such amounts by

     Argo-Tech or any Restricted Subsidiary is being made to, or is sought by, the holders of such Indebtedness pursuant to such guarantee,

        (vii) net costs associated with Hedging Obligations (including amortization of fees),

        (viii) Preferred Stock dividends in respect of all Preferred Stock of Subsidiaries of the Company and Disqualified Stock of Argo-Tech held by Persons other than Argo-Tech or a Wholly Owned Subsidiary, and

        (ix) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than Argo-Tech) in connection with Indebtedness Incurred by such plan or trust; provided, however, that there shall be excluded therefrom any such interest expense of any Unrestricted Subsidiary to the extent the related Indebtedness is not Guaranteed or paid by Argo-Tech or any Restricted Subsidiary.

     "Consolidated Net Income" means, for any period, the net income (loss) of Argo-Tech and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

        (i) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that (A) subject to the limitations contained in clause (iv) below, Argo-Tech's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to Argo-Tech or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (iii) below) and (B) Argo-Tech's equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income;

        (ii) any net income (loss) of any person acquired by Argo-Tech or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

        (iii) any net income (loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to Argo-Tech, except that (A) subject to the limitations contained in clause (iv) below, Argo-Tech's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to Argo-Tech or another Restricted Subsidiary as a dividend (subject, in the case of a dividend that could have been made to another Restricted Subsidiary, to the limitation contained in this clause) and (B) Argo-Tech's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

        (iv) any gain (but not loss) realized upon the sale or other disposition of any asset of Argo-Tech or its consolidated Subsidiaries (including pursuant to any Sale/Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition of any Capital Stock of any Person;

        (v) any extraordinary gain or loss; and

        (vi) the cumulative effect of a change in accounting principles after the Original Issue Date. Notwithstanding the foregoing, for the purpose of the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to Argo-Tech or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

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

     "Consolidated Net Worth" means the total of the amounts shown on the balance sheet of Argo-Tech and the Restricted Subsidiaries, determined on a Consolidated basis, as of the end of the most recent fiscal quarter of Argo-Tech ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as

        (i) the par or stated value of all outstanding Capital Stock of Argo-Tech plus

        (ii) paid-in capital or capital surplus relating to such Capital Stock plus

        (iii) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

     "Consolidation" means the consolidation of the amounts of each of the Restricted Subsidiaries with those of Argo-Tech in accordance with GAAP consistently applied; provided, however, that "Consolidation" will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of Argo-Tech or any Restricted Subsidiary in a Unrestricted Subsidiary will be accounted for as an investment. The term "Consolidated" has a correlative meaning.

     "Credit Agreement" means the credit agreement dated as of July 18, 1997, as amended and in effect as of the Original Issue Date and as thereafter amended, restated, waived or otherwise modified from time to time, among Argo-Tech, AT Holdings, the financial institutions from time to time party thereto and The Chase Manhattan Bank, as administrative agent (except to the extent that any such amendment, waiver or other modification thereto would be prohibited by the terms of the indenture, unless otherwise agreed to by the Holders of at least a majority in aggregate principal amount of notes at the time outstanding).

     "Cumulative Exchangeable Redeemable Preferred Stock" means the Preferred Stock of AT Holdings, par value $1,000 per share, having an aggregate liquidation preference of $30,000,000. The Cumulative Exchangeable Preferred Stock includes detachable warrants to purchase common stock of AT Holdings and is

        (i) redeemable by AT Holdings, at its option, at any time, at certain redemption prices,

        (ii) exchangeable at the option of AT Holdings for exchange notes of AT Holdings on or after the first anniversary of the Issue Date and

        (iii) subject to mandatory redemption on the tenth anniversary of the Issue Date.

     "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement as to which such Person is a party or a beneficiary.

     "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "Designated Senior Indebtedness" means (1) the Bank Indebtedness and (2) any other Senior Indebtedness that, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof, are committed to lend up to, at least $25.0 million and is specifically designated by Argo-Tech in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the indenture.

     "Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms, or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable, or upon the happening of any event

     - matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,

     - is convertible or exchangeable for Indebtedness or Disqualified Stock or

     - is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the first anniversary of the Stated Maturity of the notes.

     "Domestic Subsidiary" means any Restricted Subsidiary of Argo-Tech other than a Foreign Subsidiary.

     "EBITDA" for any period means the Consolidated Net Income for such period (adjusted to exclude any non-cash items attributable to purchase accounting for any acquisition transactions consummated subsequent to the Original Issue Date), plus the following to the extent deducted in calculating such Consolidated Net
Income:

        - income tax expense,

        - Consolidated Interest Expense,

        - depreciation expense,

        - amortization expense and

        - all extraordinary charges during such period and all non-cash charges associated with Employee Stock Ownership Plan compensation and Management Put Options, in each case for such period.

     Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization of, a Subsidiary of Argo-Tech shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the Net Income of such Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to Argo-Tech by such Subsidiary without prior approval that has not been obtained, pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statuses, rules and governmental regulations applicable to such Subsidiary or its stockholders.

     "Existing Agreements" means the Distributorship Agreement (1994) dated as of December 24, 1990, among Argo-Tech, Yamada Corporation and Venture Capital Partners, Inc. and the Japan Distributorship Agreement dated as of December 24, 1990, between Argo-Tech and Upsilon International Corporation as in effect on the Original Issue Date.

     "Foreign Subsidiary" means any Restricted Subsidiary of Argo-Tech that is not organized under the laws of the United States of America or any State thereof or the District of Columbia.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Original Issue Date, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person

        - to purchase or pay, or advance or supply funds for the purchase or payment of, such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keepwell, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or

        - entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof, in whole or in part; provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business.

     The term "Guarantee" used as a verb has a corresponding meaning.

     "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

     "Holder" or "noteholder" means the Person in whose name a note is registered on the Registrar's books.

     "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary, whether by merger, consolidation, acquisition or otherwise, shall be deemed to be Incurred by such person at the time it becomes a Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning.

     "Indebtedness" means, with respect to any Person on any date of determination (without duplication),

        - the principal of and any premium in respect of indebtedness of such Person for borrowed money,

        - the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,

        - all obligations of such Person in respect of letters of credit or other similar instruments, including reimbursement obligations with respect thereto,

        - all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except Trade Payables, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services,

        - all Capitalized Lease Obligations and all Attributable Debt of such Person,

        - the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of Argo-Tech, any Preferred Stock, but excluding, in each case, any accrued dividends,

        - all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of Indebtedness of such Person shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness of such other Persons,

        - all Indebtedness of other Persons to the extent Guaranteed by such Person, and

        - to the extent not otherwise included in this definition, Hedging Obligations of such Person. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

     "Initial Purchaser" means Chase Securities Inc.

     "Interest Rate Agreement" means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

     "Investment" in any Person means any direct or indirect advance, loan, other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person, or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "-- Covenants -- Limitation on Restricted Payments,"

        - "Investment" shall include the portion (proportionate to Argo-Tech's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of Argo-Tech at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Argo-Tech shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (1) Argo-Tech's "Investment" in such Subsidiary at the time of such redesignation less (2) the portion (proportionate to Argo-Tech's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

        (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

     "Issue Date" means the date on which the notes are originally issued.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind including any conditional sale or other title retention agreement or lease in the nature thereof.

     "Management Put Options" means the put option created pursuant to Article 5 of the Stockholders Agreement.

     "Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received (1) by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, or (2) in the case of REIT Securities, upon the sale, redemption, transfer or other disposition of such REIT Securities, in each case, only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other noncash form) therefrom, in each case net of

     - all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition,

     - all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition,

     - all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition and

     - appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by Argo-Tech or any Restricted Subsidiary after such Asset Disposition.

     "Net Cash Proceeds", with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     "Officer" means the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer or the Secretary of Argo-Tech.

     "Officers' Certificate" means a certificate signed by two Officers.

     "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to Argo-Tech or the Trustee.

     "Original Issue Date" means September 26, 1997, the date on which Argo-Tech's 8 5/8% Senior Subordinated Notes due 2007 were originally issued.

     "Permitted Holders" means

        (a) Mr. Masashi Yamada and members of his immediate family

        (b) corporations and other entities that are Controlled by one or more of the persons referred to in clause (a),

        (c) trusts for the sole benefit of one or more of the persons referred to in clause (a),

        (d) the ESOP,

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

        (e) individuals who are members of management of AT Holdings or Argo-Tech as of the Original Issue Date and

        (f) any Person acting in the capacity of an underwriter in connection with a public or private offering of the Company's or Parent's Capital Stock.

     "Permitted Investment" means an Investment by Argo-Tech or any Restricted Subsidiary in

        (i) a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

        (ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, Argo-Tech or a Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business;

        (iii) Temporary Cash Investments;

        (iv) receivables owing to Argo-Tech or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Argo-Tech or any such Restricted Subsidiary deems reasonable under the circumstances;

        (v) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

        (vi) loans or advances to employees made in the ordinary course of business consistent with past practices of Argo-Tech or such Restricted Subsidiary and not exceeding $1.0 million in the aggregate outstanding at any one time;

        (vii) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Argo-Tech or any Restricted Subsidiary or in satisfaction of judgments; and

        (viii) stock, obligations or securities received in a transaction permitted under "-- Limitation on Sales of Assets and Subsidiary Stock."

     "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Preferred Stock", as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes, however designated, that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

     "Principal" of a note means the principal of the note plus the premium, if any, payable on the note which is due or overdue or is to become due at the relevant time.

     "Public Equity Offering" means an underwritten primary public offering of common stock of Argo-Tech or AT Holdings pursuant to an effective registration statement under the Securities Act.

     "Public Market" means any time after

        (i) a Public Equity Offering has been consummated and

        (ii) at least 15% of the total issued and outstanding common stock of Argo-Tech or AT Holdings, as applicable, has been distributed by means of an effective registration statement under the Securities Act.

     "Purchase Agreement" means the agreement for the purchase of $55.0 million principal amount of senior subordinated securities among Argo-Tech, the Subsidiary Guarantors and the Initial Purchaser dated December 9, 1997.

     "Purchase Money Indebtedness" means Indebtedness

     - consisting of the deferred purchase price of property, conditional sale obligations, obligations under any title retention agreement and other purchase money obligations, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the asset being financed, and

     - incurred to finance the acquisition by Argo-Tech of such asset, including additions and improvements; provided, however, that any Lien arising in connection with any such Indebtedness shall be limited to the specified asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property on which such asset is attached; and provided further, that such Indebtedness is Incurred within 180 days after such acquisition by Argo-Tech of such asset.

     "Refinancing Indebtedness" means Indebtedness that is Incurred to refund, refinance, replace, renew, repay or extend, including pursuant to any defeasance or discharge mechanism (collectively, "refinances," and "refinanced" shall have a correlative meaning), any Indebtedness existing on the date of the indenture relating to the 8 5/8% Senior Subordinated Notes due 2007 issued on September 26, 1997 or Incurred in compliance with the indenture (including Indebtedness of Argo-Tech that refinances Indebtedness of any Restricted Subsidiary (to the extent permitted in the Indenture) and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; provided, however, that

     - the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced,

     - the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced,

     - such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than (1) the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus (2) the amount of premium or other amounts paid and fees and expenses incurred in connection with such refinancing and

     - if the Indebtedness being refinanced is subordinated in right of payment to the notes, such Refinancing Indebtedness is subordinated in right of payment to the notes to the extent of the Indebtedness being refinanced; provided further, however, that Refinancing Indebtedness shall not include (1) Indebtedness of a Restricted Subsidiary that refinances Indebtedness of Argo-Tech or (2) Indebtedness of Argo-Tech or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

     "REIT" means a real estate investment trust under the Internal Revenue
Code.

     "REIT Securities" means equity securities of a publicly traded, either on a national securities exchange or on NASDAQ, REIT or equity securities convertible into equity securities of a publicly traded, either on a national securities exchange or on NASDAQ, REIT.

     "Related Business" means any business related, ancillary or complementary to the businesses of Argo-Tech and the Restricted Subsidiaries on the Original Issue Date.

     "Representative" means the trustee, agent or any representative for an issue of Senior Indebtedness.

     "Restricted Subsidiary" means any Subsidiary of Argo-Tech other than an Unrestricted Subsidiary.

     "Revolving Facility" means the revolving credit facility provided to Argo-Tech under the Credit Agreement.

     "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby Argo-Tech or a Restricted Subsidiary transfers such property to a Person and Argo-Tech or a Restricted Subsidiary leases it from such Person, other than leases between Argo-Tech and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries.

     "Senior Credit Documents" means the collective reference to the Credit Agreement, the notes issued pursuant thereto (if any) and the Guarantees thereof, and the Security Agreements, the Mortgages and the Pledge Agreements, each as defined in the Credit Agreement.

     "Secured Indebtedness" means any Indebtedness of Argo-Tech secured by a Lien.

     "Senior Subordinated Indebtedness" means the notes issued on September 26, 1997, the notes and any other Indebtedness of Argo-Tech that specifically provides that such Indebtedness is to rank equally with the notes and is not subordinated by its terms to any Indebtedness or other obligation of Argo-Tech which is not Senior Indebtedness. "Senior Subordinated Indebtedness" of any Subsidiary Guarantor has a correlative meaning.

     "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of Argo-Tech within the meaning of Rule 1-02 under Regulation S-X promulgated by the Securities and Exchange Commission.

     "Specified Real Estate" means the real estate owned by Argo-Tech Corporation (HBP) as of the Original Issue Date.

     "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

     "Stockholders Agreement" means the 1998 AT Holdings Corporation Stockholders Agreement dated as of the Closing Date by and among AT Holdings, YC International, Inc., AT Holdings, LLC, Sunhorizon International Inc., Chase Venture Capital Associates, L.P. and the representatives of the Management Investors (as defined therein).

     "Subordinated Obligation" means any Indebtedness of Argo-Tech (whether outstanding on the Original Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the notes pursuant to a written agreement.

     "Subsidiary" of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests, including partnership interests, entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (1) such Person or (2) one or more Subsidiaries of such Person.

     "Subsidiary Guarantee" means any Guarantee of the notes that may from time to time be executed and delivered by a Subsidiary Guarantor pursuant to the terms of the indenture. Each such Subsidiary Guarantee will have subordination provisions equivalent to those contained in the indenture and will be substantially in the form prescribed in the indenture.

     "Subsidiary Guarantors" means Argo-Tech Corporation (HBP), Argo-Tech Corporation (OEM), Argo-Tech Corporation (Aftermarket), J.C. Carter Company, Inc. and each Subsidiary of the Company acquired or organized after the Original Issue Date that becomes a Subsidiary Guarantor in accordance with the terms of the indenture relating to the notes issued in September 1997 or the indenture relating to these notes.

     "Temporary Cash Investments" means any of the following:

        - any investment in direct obligations of the United States of America or any agency thereof or obligations Guaranteed by the United States of America or any agency thereof,

        - investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital, surplus and undivided profits aggregating in excess of $250,000,000, or the foreign currency equivalent thereof, and whose long-term debt is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act),

        - repurchase obligations with a term of not more than 30 days for underlying securities of the types described in the first bullet point above entered into with a bank meeting the qualifications described in second bullet point above,

        - investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of Argo-Tech) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard and Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. ("S&P"), and

        - investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or "A" by Moody's Investors Service, Inc.

     "Term Loan Facilities" means the Tranche A Term Loans and the Delayed Draw Acquisition Loans provided to Argo-Tech under the Credit Agreement.

     "TIA" means the Trust Indenture Act of 1939 (15 U.S.C. sec.sec. 77aaa-77bbbb) as in effect on the date of the Indenture.

     "Trade Payables" means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

     "Trustee" means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

     "Trust Officer" means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

     "Unrestricted Subsidiary" means:

        - any Subsidiary of Argo-Tech that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and

        - any Subsidiary of an Unrestricted Subsidiary.

     The Board of Directors may designate any Subsidiary of Argo-Tech (including any newly acquired or newly formed Subsidiary of Argo-Tech) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, Argo-Tech or any other Subsidiary of Argo-Tech that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total consolidated assets of $1,000 or less or (B) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant entitled "Limitation on Restricted Payments."

     The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (1) Argo-Tech could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "Limitation on Indebtedness" and (2) no Default shall have occurred and be continuing. Any such designation of a Subsidiary as a Restricted Subsidiary or an Unrestricted Subsidiary by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     "U.S. Government Obligations" means direct obligations, or certificates representing an ownership interest in such obligations, of the United States of America, including any agency or instrumentality thereof, for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

     "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

     "Wholly Owned Subsidiary" means a Restricted Subsidiary of Argo-Tech all the Capital Stock of which, other than directors' qualifying shares, is owned by Argo-Tech or another Wholly Owned Subsidiary.

                     UNITED STATES FEDERAL TAX CONSEQUENCES

     In the opinion of Jones, Day, Reavis and Pogue, the following discussion accurately summarizes the material U.S. federal income tax consequences associated with the exchange of outstanding notes for new notes and the ownership and disposition of the notes. This summary applies only to a beneficial owner of a note who acquired a note for cash at the initial offering from Chase Securities Inc., the initial purchaser and for the original offering price of the notes. This discussion is based on:

        - provisions of the Internal Revenue Code of 1986,

        - treasury regulations promulgated under the Internal Revenue Code, and

        - administrative and judicial interpretations of the Internal Revenue Code, all as in effect on the date of this prospectus and all of which are subject to change, possibly with retroactive effect.

     Argo-Tech has not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the "IRS") with respect to any of the U.S. federal income tax consequences described below, and, as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions set forth in this discussion. This discussion does not address the tax consequences to subsequent purchasers of notes and is limited to investors who hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code. Furthermore, this discussion does not address all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances, or to investors subject to special treatment under U.S. federal income tax law. Such investors include, without limitation, certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign currency, persons who have acquired notes as part of a straddle, hedge, conversion transaction, constructive sale, or other integrated investment, persons whose functional currency is not the U.S. dollar or investors in pass through entities).

     EACH PROSPECTIVE PURCHASER OF NEW NOTES SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH PURCHASER OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY OF ANY FEDERAL ESTATE OR GIFT TAX LAWS OR ANY STATE, LOCAL OR FOREIGN TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

EXCHANGE OFFER

     The exchange of outstanding notes for new notes in the exchange offer will not be treated as an exchange for federal income tax purposes because the new notes will not differ materially in kind or extent from the outstanding notes and because the exchange will occur by operation of the original terms of the outstanding notes. As a result, holders who exchange their outstanding notes for new notes will not recognize any income, gain or loss for federal income tax purposes. A holder will have the same adjusted tax basis and holding period in the new notes immediately after the exchange as it had in the outstanding notes immediately before the exchange.

U.S. TAXATION OF U.S. HOLDERS

     As used in this summary,

        - the term "U.S. Holder" means a beneficial owner of a note that is, for U.S. federal income tax purposes,

        (1) a citizen or resident of the United States,

        (2) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision,

        (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source,

        (4) a trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or

        (5) a person whose worldwide income and gain is otherwise subject to U.S. federal income taxation on a net income basis and

        - the term "Non-U.S. Holder" means a beneficial owner of a note that is not a U.S. Holder.

Payments of Interest

     Stated interest payable on the notes generally will be included in the gross income of a U.S. Holder as ordinary interest income at the time accrued or received, in accordance with such U.S. Holder's method of accounting for U.S. federal income tax purposes.

Original Issue Discount

     A note will be treated as issued with OID if the excess of the stated redemption price at maturity of a note over its issue price is greater than a de minimis amount. The "stated redemption price at maturity" of a note is the sum of all payments to be made in respect of such note, other than payments of qualified stated interest. The "issue price" of a note is the first price at which a substantial amount of the notes is sold to the public for cash (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity as underwriters, placement agents or wholesalers). The amount of OID accruing on the new notes should be identical to the amount of OID accruing on the outstanding notes.

     A U.S. Holder is required to include OID in income as ordinary interest as it accrues under a constant yield to maturity method in advance of receipt of the cash payments attributable to such income. In general, the amount of OID included in income by a U.S. Holder of a note is the sum of the daily portions of OID for each day during the taxable year, or portion of the taxable year, on which such U.S. Holder held such note. The "daily portion" is determined by allocating the OID for an accrual period equally to each day in the accrual period. The "accrual period" for a note may be of any length selected by a U.S. Holder and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of the principal and interest occurs either on the first or final day of the accrual period.

     The amount of OID attributable to an accrual period is generally equal to the excess of:

        - the product of the note's adjusted issue price at the beginning of such accrual period and its yield to maturity over

        - the amount of any qualified stated interest payments allocable to such accrual period.

     The "adjusted issue price" of a note at the beginning of any accrual period is the sum of the issue price of the note plus the amount of OID allocable to all prior accrual periods minus the amount of any prior payments on the note, other than payments of qualified stated interest. Under these rules, a U.S. Holder generally will have to include in income increasingly greater amounts of OID in successive accrual periods.

     If the excess of a note's stated redemption price at maturity over its issue price is de minimis, meaning less than .25% times the number of complete years to maturity times the issue price, then such excess constitutes de minimis OID. Under the OID rules, unless a U.S. Holder elects to treat de minimis OID in the manner described above in respect of OID, a U.S. Holder will be required to recognize capital gain with respect to such de minimis OID as stated principal payments on the note are made. The amount of such gain with respect to each such principal payment will equal the product of the total amount of the note's de minimis OID and a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the total stated principal amount of the note.

Payments on Registration Default

     Because the notes provide for the payment of special interest under certain circumstances described in the exchange and registration rights agreement, the notes may be subject to Treasury regulations applicable to debt instruments that provide for one or more contingent payments. Under such Treasury regulations, a U.S. Holder may be required to accrue the projected payments of special interest into income on a constant yield basis over the term of the notes, which would result in a holder recognizing income prior to the receipt of the related cash payment. However, if the payment of such amounts is, as of the Closing Date, either a "remote" or "incidental" contingency, the payment of special interest would not be considered a contingent payment and the United States federal income tax treatment of such special interest generally would be the same as that described under "-- Payments of Interest" above (i.e., a U.S. Holder generally would be required to include the payment of special interest in income as ordinary income when received or accrued, in accordance with such holder's method of accounting for U.S. federal income tax purposes). Argo-Tech intends to take the position that, solely for these purposes, the payment of special interest is a remote or incidental contingency. This determination is binding on a U.S. Holder unless such holder discloses to the IRS that it is taking a contrary position.

     Prospective investors should consult their tax advisors regarding the U.S. federal income tax consequences of the receipt of special interest on the notes.

Disposition of the Notes

     Upon the sale, exchange, retirement at maturity or other disposition of a note (collectively, a "disposition"), a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized by such holder, except to the extent such amount is attributable to accrued but unpaid stated interest, which will be treated as ordinary interest income, and such holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note, net of accrued but unpaid stated interest, to such holder, increased by any OID, including any contingent interest, as described in the preceding section, included in income through the date of disposition. Such capital gain or loss will be long-term capital gain or loss if the holding period for the note exceeds one year at the time of the disposition. In general, the maximum federal income tax rate applicable to long-term capital gains derived by individuals is 20%. Capital losses are subject to certain limitations.

U.S. TAXATION OF NON-U.S. HOLDERS

Payments of Interest

     In general, payments of interest (including OID) received by a Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that

        - the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Argo-Tech entitled to vote,

        - the Non-U.S. Holder is not a controlled foreign corporation that is related to Argo-Tech actually or constructively through stock ownership, and

        - the beneficial owner of the note, under penalties of perjury, either directly or through a financial institution which holds the note on behalf of the Non-U.S. Holder and holds customers' securities in the ordinary course of its trade or business, provides Argo-Tech or its agent with the beneficial owner's name and address and certifies, under penalties of perjury, that it is not a U.S. Holder,

        - the interest (including OID) received on the note is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the U.S. and the Non-U.S. Holder complies with certain reporting requirements; or

        - the Non-U.S. Holder is entitled to the benefits of an income tax treaty under which the interest is exempt from U.S. withholding tax and the Non-U.S. Holder complies with certain reporting requirements.

     Payments of interest, including OID, not exempt from U.S. federal withholding tax as described above will be subject to such withholding tax at the rate of 30%, subject to reduction under an applicable income tax treaty.

Disposition of the Notes

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax, and generally no tax will be withheld, with respect to gain realized on the disposition of a note, unless

        - the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder within the United States or

        - the Non-U.S. Holder is an individual who is present in the United States for 183 or more days during the taxable year of the disposition and certain other requirements are satisfied.

Effectively Connected Income

     If interest and other payments received by a Non-U.S. Holder with respect to the notes, including proceeds from the disposition of the Notes, are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States, or the Non-U.S. Holder is otherwise subject to U.S. federal income taxation on a net basis with respect to such holder's ownership of the notes, such Non-U.S. Holder will generally be subject to the rules described above under "-- U.S. Taxation of U.S. Holders," subject to any modification provided under an applicable income tax treaty. Such Non-U.S. Holder may also be subject to the "branch profits tax" if such holder is a corporation.

WITHHOLDING AND INFORMATION REPORTING

Backup Withholding and Information Reporting

     Certain non-corporate U.S. Holders may be subject to backup withholding at a rate of 31% on payments of principal, premium and interest on, and the proceeds of the disposition of, the notes. In general, backup withholding will be imposed only if the U.S. Holder

        - fails to furnish its taxpayer identification number ("TIN"), which, for an individual, would be his or her Social Security number,

        - furnishes an incorrect TIN,

        - is notified by the IRS that it has failed to report payments of interest or dividends or

        - under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has been notified by the IRS that it is subject to backup withholding tax for failure to report interest or dividend payments.

     In addition, such payments of principal and interest to U.S. Holders will generally be subject to information reporting. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

     Backup withholding generally will not apply to payments made to a Non-U.S. Holder of a note who provides the certification described under "-- U.S. Taxation of Non-U.S. Holders -- Payments of Interest" or otherwise establishes an exemption from backup withholding.

     Payments by a U.S. office of a broker of the proceeds of a disposition of the notes generally will be subject to backup withholding at a rate of 31% unless the Non-U.S. Holder certifies it is a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to a payment of the proceeds of a disposition of notes by or through a foreign office of a U.S. broker or a foreign broker that is a U.S. related person, unless the Non-U.S. Holder certifies to the broker under penalties of perjury as to its name, address and status as a foreign person or the holder otherwise establishes an exemption. For this purpose, a "U.S. related person" is

        - a "controlled foreign corporation" for U.S. federal income tax purposes, or

        - a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a U.S. trade or business.

     The amount of any backup withholding imposed on a payment to a holder of a note will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

Foreign Withholding

     On October 6, 1997, the U.S. Treasury Department issued final Treasury regulations governing information reporting and the certification procedures regarding withholding and backup withholding on certain amounts paid to Non-U.S. Holders. These regulations are effective for payments made after December 31, 1999. The new Treasury regulations generally would not alter the treatment of Non-U.S. Holders described above. The new Treasury regulations would alter the procedures for claiming the benefits of an income tax treaty and may change the certification procedures relating to the receipt by intermediaries of payments on behalf of a beneficial owner of a note. Prospective investors should consult their tax advisors concerning the effect, if any, of such new Treasury regulations on an investment in the notes.

                         BOOK-ENTRY, DELIVERY AND FORM

     Except as set forth below, the new notes will initially be issued in the form of one or more registered notes in global form without coupons (each a "Global Note"). Each Global Note will be deposited on the date of the closing of the sale of the notes with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of Harris Trust and Savings Bank, as trustee under the indenture, pursuant to the FAST Balance Certificate Agreement between DTC and the Trustee.

     DTC has advised Argo-Tech that it is:

        - a limited purpose trust company organized under the laws of the State of New York,

        - a "banking organization" within the meaning of the New York Banking
          Law,

        - a member of the Federal Reserve System,

        - a "clearing corporation" within the meaning of the Uniform Commercial Code and

        - a "clearing agency" registered pursuant to Section 17A of the Securities Exchange Act of 1934.

     DTC was created to hold securities for its participants and facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC's participants include securities brokers and dealers, including Chase Securities Inc., the initial purchaser of the outstanding notes, banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

     Argo-Tech expects that pursuant to procedures established by DTC:

        - upon deposit of each Global Note, DTC will credit the accounts of participants designated by Chase Securities Inc., as initial purchaser with an interest in the Global Note and

        - ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC, with respect to the interests of participants, and the records of participants and the indirect participants, with respect to the interests of persons other than participants.

     The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a Global Note to such persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a Global Note to pledge or transfer such interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

     So long as DTC or its nominee is the registered owner of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the Global Note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Notes, and will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the indenture trustee thereunder. Accordingly, each holder owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such holder is not a participant or an indirect participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights of a holder of notes under the Indenture or such Global Note. Argo-Tech understands that under existing industry practice, in the event that Argo-Tech requests any action of holders of notes, or a holder that is an owner of a beneficial interest in a Global Note desires to take any action that DTC, as the holder of such Global Note, is entitled to take, DTC would authorize the participants to take such action and the participants would authorize holders owning through such participants to take such action or would otherwise act upon the instruction of such holders. Neither Argo-Tech nor the indenture trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such notes.

     Payments with respect to the principal of, and premium, if any, liquidated damages, if any, and interest on, any notes represented by a Global Note registered in the name of DTC or its nominee on the applicable record date will be payable by the indenture trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the Global Note representing such notes under the indenture. Under the terms of the indenture, Argo-Tech and the indenture trustee may treat the persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither Argo-Tech nor the indenture trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in a Global Note, including principal, premium, if any, liquidated damages, if any, and interest. Payments by the participants and the indirect participants to the owners of beneficial interests in a Global Note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants or the indirect participants and DTC.

     Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Subject to compliance with the transfer restrictions applicable to the notes, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Cedel participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Cedel, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Cedel, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines, Brussels time, of such system. Euroclear or Cedel, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Cedel participants may not deliver instructions directly to the depositaries for Euroclear or Cedel.

     Because of time zone differences, the securities account of a Euroclear or Cedel participant purchasing an interest in a Global Note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Cedel participant, during the securities settlement processing day, which must be a business day for Euroclear and Cedel, immediately following the settlement date of DTC. Cash received in Euroclear or Cedel as a result of sales of interest in a Global Security by or through a Euroclear or Cedel participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Cedel cash account only as of the business day for Euroclear or Cedel following DTC's settlement date.

     Although DTC, Euroclear and Cedel have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Cedel, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither Argo-Tech nor the indenture trustee will have any responsibility for the performance by DTC, Euroclear or Cedel or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED NOTES

     If:

        - Argo-Tech notifies the indenture trustee in writing that DTC is no longer willing or able to act as a depositary and a successor is not named within 90 days of such notice, or

        - DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days of such cessation or,

        - Argo-Tech, at its option, notifies the indenture trustee in writing that it elects to cause the issuance of notes in definitive form under the indenture or

        - upon the occurrence of other events specified in the indenture,

then, upon surrender by DTC of the Global Notes, Certificated Notes will be issued to each person that DTC identifies as the beneficial owner of the notes represented by the Global Notes. Upon any such issuance, the indenture trustee is required to register such Certificated Notes in the name of such person or persons, or their nominee, and cause the Certificated Notes to be delivered.

     Neither Argo-Tech nor the indenture trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

                              PLAN OF DISTRIBUTION

     Based on interpretations by the staff of the Securities and Exchange Commission in no-action letters issued to third parties, Argo-Tech believes that new notes may be offered for resale, resold and otherwise transferred by holders unless the holder is:

        - an "affiliate" of Argo-Tech,

        - a broker-dealer who acquired outstanding notes directly from Argo-Tech, or

        - a broker-dealer who acquired outstanding notes as a result of market-making or other trading activities.

     Transfers will be permitted without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, provided that the new notes are acquired in the ordinary course of the holders' business and the holder has no arrangement with any person to participate in a distribution of the new notes. Broker-dealers receiving new notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of those new notes.

     Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. Argo-Tech has agreed that, for a period of 180 days after the expiration date of the exchange offer, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     Argo-Tech will not receive any proceeds from any sale of new notes by broker-dealers. new notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933 and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act of 1933. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933. Despite this acknowledgement, such broker-dealer may nonetheless be determined to be an "underwriter" by the SEC.

     For a period of 180 days after the expiration date of the exchange offer, Argo-Tech will promptly send additional copies of this prospectus and any amendment or supplement to any broker-dealer that requests such documents in the Letter of Transmittal. Argo-Tech has agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the notes, other than commissions or concessions of any broker-dealer. Argo-Tech will indemnify the holders of the notes, including any broker-dealers, against liabilities under the Securities Act of 1933.

     Chase Securities Inc., the initial purchaser of the outstanding notes, and its affiliates perform various investment banking and commercial banking services from time to time for Argo-Tech and its affiliates. Chase Securities Inc. is an affiliate of The Chase Manhattan Bank, which is Argo-Tech's administrative agent and a lender under its current credit facility. Chase Securities Inc. is also an affiliate of Chase Venture Capital Associates, which purchased shares of AT Holdings' preferred stock in December 1998.

                                 LEGAL MATTERS

     The validity of the new notes to be issued by Argo-Tech will be passed upon by Jones, Day, Reavis & Pogue, Cleveland, Ohio.

                                    EXPERTS

     The consolidated financial statements of Argo-Tech Corporation and Subsidiaries (A Wholly-Owned Subsidiary of AT Holding Corporation) as of October 31, 1998 and October 25, 1997 and for each of the three fiscal years in the period ended October 31, 1998 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and is included in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
ARGO-TECH CORPORATION AND SUBSIDIARIES
  (A Wholly-Owned Subsidiary of AT Holdings Corporation)

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:
  Condensed Consolidated Balance Sheet at January 30,
     1999...................................................   F-2
  Condensed Consolidated Statements of Operations for the 13
     Weeks Ended January 30, 1999 and the 14 Weeks Ended
     January 31, 1998.......................................   F-3
  Condensed Consolidated Statements of Cash Flows for the 13
     Weeks Ended January 30, 1999 and the 14 Weeks Ended
     January 31, 1998.......................................   F-4
  Notes to Condensed Consolidated Financial Statements......   F-5

AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
  Independent Auditors' Report..............................   F-8
  Consolidated Balance Sheets at October 31, 1998 and
     October 25, 1997.......................................   F-9
  Consolidated Statements of Net Income for the Fiscal Years
     Ended October 31, 1998, October 25, 1997 and October
     26, 1996...............................................  F-10
  Consolidated Statements of Shareholders'
     Equity/(Deficiency) for the Fiscal Years Ended October
     31, 1998, October 25, 1997 and October 26, 1996........  F-11
  Consolidated Statements of Cash Flows for the Fiscal Years
     Ended October 31, 1998, October 25, 1997 and October
     26, 1996...............................................  F-12
  Notes to Consolidated Financial Statements................  F-13

ARGO-TECH CORPORATION AND SUBSIDIARIES
(A WHOLLY-OWNED SUBSIDIARY OF AT HOLDINGS CORPORATION)

CONDENSED CONSOLIDATED BALANCE SHEET
(IN THOUSANDS, EXCEPT SHARE DATA)
UNAUDITED

                                                              JANUARY 30,
                                                                 1999
                                                              -----------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................   $  5,401
  Receivables, net..........................................     23,957
  Inventories...............................................     32,369
  Deferred income taxes and prepaid expenses................      6,123
                                                               --------
          Total current assets..............................     67,850
                                                               --------
PROPERTY AND EQUIPMENT, net of accumulated depreciation.....     35,655
GOODWILL, net of accumulated amortization...................    116,897
INTANGIBLE ASSETS...........................................     55,216
DEFERRED FINANCING FEES AND OTHER ASSETS....................     17,275
                                                               --------
          Total Assets......................................   $292,893
                                                               ========
LIABILITIES
CURRENT LIABILITIES:
  Current portion of long-term debt.........................   $  7,100
  Accounts payable..........................................      5,667
  Accrued liabilities.......................................     22,311
                                                               --------
          Total current liabilities.........................     35,078
                                                               --------
LONG-TERM DEBT, net of current maturities...................    271,361
OTHER NONCURRENT LIABILITIES................................     30,822
                                                               --------
          Total Liabilities.................................    337,261
                                                               --------
REDEEMABLE ESOP STOCK.......................................     51,430
  Unearned ESOP stock.......................................     (8,820)
                                                               --------
                                                                 42,610
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY/(DEFICIENCY):
  Common Stock, $.01 par value, authorized 3,000 shares; 1
     share issued and outstanding...........................         --
  Paid-in capital...........................................         --
  Accumulated deficit.......................................    (86,978)
                                                               --------
          Total shareholders' equity/(deficiency)...........    (86,978)
                                                               --------
          Total Liabilities and Shareholders'
          Equity/(Deficiency)...............................   $292,893
                                                               ========

The accompanying notes to consolidated financial statements are an integral part of this statement.

ARGO-TECH CORPORATION AND SUBSIDIARIES
(A WHOLLY-OWNED SUBSIDIARY OF AT HOLDINGS CORPORATION)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS)
UNAUDITED

                                                               13 WEEKS       14 WEEKS
                                                                 ENDED          ENDED
                                                              JANUARY 30,    JANUARY 31,
                                                                 1999           1998
                                                              -----------    -----------
Net revenues................................................    $40,143        $44,462
Cost of revenues............................................     21,993         27,482
                                                                -------        -------
     Gross profit...........................................     18,150         16,980
                                                                -------        -------
Selling, general and administrative.........................      8,796          5,399
Research and development....................................      2,261          1,740
Amortization of intangible assets...........................      1,869          1,932
                                                                -------        -------
     Operating expenses.....................................     12,926          9,071
                                                                -------        -------
Income from operations......................................      5,224          7,909
Interest expense............................................      5,670          6,084
Other, net..................................................       (222)          (254)
                                                                -------        -------
Income / (loss) before income taxes.........................       (224)         2,079
                                                                -------        -------
Income tax provision........................................        977            643
                                                                -------        -------
Net income / (loss).........................................    $(1,201)       $ 1,436
                                                                =======        =======

The accompanying notes to consolidated financial statements are an integral part of this statement.

ARGO-TECH CORPORATION AND SUBSIDIARIES
(A WHOLLY-OWNED SUBSIDIARY OF AT HOLDINGS CORPORATION)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)
UNAUDITED

                                                               13 WEEKS       14 WEEKS
                                                                 ENDED          ENDED
                                                              JANUARY 30,    JANUARY 31,
                                                                 1999           1998
                                                              -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income / (loss).......................................   $ (1,201)       $ 1,436
  Adjustments to reconcile net income/(loss) to net cash
     provided by operating activities:
  Depreciation..............................................      1,685          1,710
  Amortization of goodwill and deferred financing costs.....      2,241          2,198
  Accretion of bonds........................................         20
  Compensation expense recognized in connection with
     employee stock ownership plan..........................      1,895          1,306
  Compensation expense recognized in connection with stock
     appreciation rights and stock options..................      2,771             19
  Amortization of inventory step-up.........................                     4,488
  Deferred income taxes.....................................       (256)          (257)
  Changes in operating assets and liabilities:
     Receivables............................................        (91)           686
     Inventories............................................     (2,841)        (1,534)
     Prepaid expenses.......................................       (636)           107
     Accounts payable.......................................     (2,004)        (1,847)
     Accrued and other liabilities..........................      3,638          2,924
                                                               --------        -------
  Net cash provided by operating activities.................      5,221         11,236
                                                               --------        -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................     (1,358)          (313)
                                                               --------        -------
  Net cash used in investing activities.....................     (1,358)          (313)
                                                               --------        -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Sale of Senior Subordinated Notes.........................     52,250
  Repayment of long-term debt...............................     (1,195)        (2,748)
  Payment of financing related fees.........................     (9,741)          (186)
  Dividend..................................................    (51,354)
                                                               --------        -------
  Net cash used in financing activities.....................    (10,040)        (2,934)
                                                               --------        -------
CASH AND CASH EQUIVALENTS:
  Net increase (decrease) for the period....................     (6,177)         7,989
  Balance, Beginning of period..............................     11,578          9,361
                                                               --------        -------
  Balance, End of period....................................   $  5,401        $17,350
                                                               ========        =======

The accompanying notes to consolidated financial statements are an integral part of this statement.

ARGO-TECH CORPORATION AND SUBSIDIARIES
(A WHOLLY-OWNED SUBSIDIARY OF AT HOLDINGS CORPORATION)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 13 WEEKS ENDED JANUARY 30, 1999 AND 14 WEEKS ENDED JANUARY 31, 1998 (UNAUDITED)

1.  BASIS OF PRESENTATION

     The principal operations of Argo-Tech Corporation (A Wholly-Owned Subsidiary of AT Holdings Corporation) and its Subsidiaries include the design, manufacture and distribution of aviation products, primarily aircraft fuel pumps, throughout the world. In addition, Argo-Tech leases a portion of its manufacturing facility to other parties. Argo-Tech's fiscal year ends on the last Saturday in October. Argo-Tech is obligated to fulfill certain obligations of AT Holdings Corporation. As a result, those obligations have been reflected in its financial statements. Certain reclassifications have been made in the prior years' financial statements to conform to the current year presentation.

     Argo-Tech Corporation is a parent, holding company with four wholly-owned operating guarantor subsidiaries, Argo-Tech Corporation (HBP), Argo-Tech Corporation (OEM), Argo-Tech Corporation (Aftermarket) and J.C. Carter Company, Inc. Argo-Tech has no outside assets, liabilities or operations apart from its wholly-owned subsidiaries. The Senior Subordinated Notes are fully, unconditionally, jointly and severally guaranteed by the guarantor subsidiaries, and therefore, separate financial statements of the guarantor subsidiaries will not be presented. Management has determined that the information presented by such separate financial statements of the guarantor subsidiaries is not material to investors. All of Argo-Tech's subsidiaries are guarantors except two wholly-owned subsidiaries that have inconsequential assets, liabilities and equity. Their only operations are the result of intercompany activity which is immediately dividended back to Argo-Tech.

2.  UNAUDITED FINANCIAL INFORMATION

     The financial information included herein is unaudited; however, the information reflects all adjustments (consisting solely of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of Argo-Tech's financial position and results of operations and cash flows for the interim periods presented. The results of operations for the 13 weeks ended January 30, 1999 are not necessarily indicative of the results to be expected for the full year.

3.  INVENTORIES

     Inventories are stated at standard cost which approximates the costs which would be determined using the first-in, first-out (FIFO) method. The recorded value of inventories is not in excess of market value. Inventories consist of the following (in thousands):

                                                              JANUARY 30,    OCTOBER 31,
                                                                 1999           1998
                                                              -----------    -----------
Finished goods..............................................    $ 2,165        $ 2,289
Work-in-process and purchased parts.........................     22,119         18,668
Raw materials and supplies..................................     11,586         12,037
                                                                -------        -------
          Total.............................................     35,870         32,994
Reserve for excess and obsolete inventory...................     (3,501)        (3,466)
                                                                -------        -------
Inventories -- net..........................................    $32,369        $29,528
                                                                =======        =======

     Inventory is recorded net of progress payments received of approximately $0.6 and $1.4 million at January 30, 1999 and October 31, 1998, respectively.

ARGO-TECH CORPORATION AND SUBSIDIARIES
(A WHOLLY-OWNED SUBSIDIARY OF AT HOLDINGS CORPORATION)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4.  CONTINGENCIES

     Environmental Matters -- The soil and groundwater at Argo-Tech's Euclid, Ohio facility and the Costa Mesa, California facility contain elevated levels of certain contaminants which are currently in the process of being removed and/or remediated. Because Argo-Tech has certain indemnification rights from former owners of the facilities for liabilities arising from these or other environmental matters, in the opinion of Argo-Tech's management, the ultimate outcome is not expected to materially affect its financial condition, results of operations or liquidity.

     Other Matters -- Argo-Tech is subject to various legal actions and other contingencies. In the opinion of Argo-Tech's management, after reviewing the information which is currently available with respect to such matters and consulting with Argo-Tech's legal counsel, any liability which may ultimately be incurred with respect to these additional matters is not expected to materially affect Argo-Tech's financial condition, results of operations or liquidity.

5.  RECENT RECAPITALIZATION

     On December 17, 1998, AT Holdings entered into an agreement to repurchase 639,510 shares of stock from AT Holdings, LLC, the company's largest shareholder for $79.4 million plus transaction expenses. The transaction, which was consummated on January 4, 1999, was funded by the proceeds of Argo-Tech's issuance of $55.0 million in principal amount of 8 5/8% Senior Subordinated Notes, issued at a 5% discount, due 2007 in a private offering on December 17, 1998, $50.0 million of which was dividended to AT Holdings; the proceeds of the issuance by AT Holdings of 30,000 shares of its preferred stock to Chase Venture Capital Associates, L.P.; and cash. As a result of this recapitalization, Argo-Tech's Employee Stock Ownership Plan became AT Holdings' majority stockholder. In addition, AT Holdings amended its Certificate of Incorporation to provide for the issuance of the preferred stock and Argo-Tech amended its existing credit agreement and indenture to permit the issuance of the Notes, payment of the dividend and amendment of the Supplemental Employee Retirement Plan and the 1997 Stock Appreciation Rights Plan. The Stock Appreciation Rights Plan provided for grants of up to 34,450 stock appreciation rights, 17,225 of which were granted in fiscal years 1997 and 1998. The remaining 17,225 stock appreciation rights were granted in November, 1998. In connection with the stock repurchase, all stock appreciation rights became fully vested in accordance with their terms and were converted into fully vested stock options. In addition, all granted options under the 1991 Performance Stock Option Plan and 1991 Management Incentive Stock Option Plan, to the extent not vested, became fully vested in accordance with their terms on January 4, 1999. The vesting of the stock appreciation rights and stock options resulted in a charge to pre-tax earnings of $2.8 million. In connection with the recapitalization, management's right to require Argo-Tech to repurchase shares of redeemable common stock was eliminated.

6.  SUBSEQUENT EVENT

     In October 1996, J.C. Carter Company was named as a respondent in a petition filed in federal district court in Santa Ana, California by Alsthom, a French shipbuilding concern, to enforce an international arbitration award rendered in Paris, France, in favor of Alsthom and against an entity identified as J.C. Carter Company. Argo-Tech believes that J.C. Carter is not the J.C. Carter Company referenced in the arbitration award. On February 23, 1999, the federal district court granted Alsthom a Motion for Summary Judgment against Argo-Tech's J.C. Carter subsidiary to enforce the international arbitration award, for approximately $11.4 million plus interest with respect to a product liability case involving industrial marine pump products. The district court has ordered, however, that judgment shall not be entered at this time because of the claims against the remaining parties to the action. Argo-Tech intends to seek reconsideration of the district court's decision, and when and if an adverse judgment is entered against it, to appeal the judgment and to vigorously

ARGO-TECH CORPORATION AND SUBSIDIARIES
(A WHOLLY-OWNED SUBSIDIARY OF AT HOLDINGS CORPORATION)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

pursue its claims for declaratory relief and equitable indemnification against the prior owners of assets relating to the arbitration. In the opinion of Argo-Tech's management, after reviewing the information which is currently available with respect to this matter and consulting with its legal counsel, any liability which may ultimately be incurred with respect to this matter is not expected to materially affect Argo-Tech's financial condition, results of operations or liquidity.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Argo-Tech Corporation and Subsidiaries
(A Wholly-Owned Subsidiary of AT Holdings Corporation)

We have audited the accompanying consolidated balance sheets of Argo-Tech Corporation and Subsidiaries (A Wholly-Owned Subsidiary of AT Holdings Corporation) (the "Company") as of October 31, 1998 and October 25, 1997 and the related consolidated statements of net income, shareholders' equity/(deficiency), and cash flows for each of the three fiscal years in the period ended October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 1998 and October 25, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended October 31, 1998 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

December 18, 1998     (March 1, 1999 as to Note 17)
Cleveland, Ohio

ARGO-TECH CORPORATION AND SUBSIDIARIES
(A WHOLLY-OWNED SUBSIDIARY OF AT HOLDINGS CORPORATION)

CONSOLIDATED BALANCE SHEETS
OCTOBER 31, 1998 AND OCTOBER 25, 1997
(IN THOUSANDS, EXCEPT SHARE DATA)
--------------------------------------------------------------------------------

                                                                1998        1997
                                                              --------    --------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 11,578    $  9,361
  Receivables, net..........................................    23,866      24,383
  Inventories...............................................    29,528      38,354
  Deferred income taxes and prepaid expenses................     5,353       1,636
                                                              --------    --------
          Total current assets..............................    70,325      73,734
                                                              --------    --------
PROPERTY AND EQUIPMENT, net of accumulated depreciation.....    35,982      37,181
GOODWILL, net of accumulated amortization...................   117,761     121,191
INTANGIBLE ASSETS...........................................    56,223      60,245
OTHER ASSETS................................................     7,904       8,609
                                                              --------    --------
          Total Assets......................................  $288,195    $300,960
                                                              ========    ========
LIABILITIES
CURRENT LIABILITIES:
  Current portion of long-term debt.........................  $  5,946    $  6,904
  Accounts payable..........................................     7,671       6,369
  Accrued liabilities.......................................    19,791      17,814
                                                              --------    --------
          Total current liabilities.........................    33,408      31,087
                                                              --------    --------
LONG-TERM DEBT, net of current maturities...................   221,440     241,958
OTHER NONCURRENT LIABILITIES................................    30,685      32,137
                                                              --------    --------
          Total Liabilities.................................   285,533     305,182
                                                              --------    --------
REDEEMABLE COMMON STOCK.....................................     6,713       4,813
REDEEMABLE ESOP STOCK.......................................    41,475      29,826
  Unearned ESOP stock.......................................    (9,240)    (10,920)
                                                              --------    --------
                                                                32,235      18,906
COMMITMENTS AND CONTINGENCIES (Notes 10 and 15)
SHAREHOLDERS' EQUITY/(DEFICIENCY):
  Common Stock, $.01 par value, authorized 3,000 shares; 1
     share issued and outstanding...........................        --          --
  Paid-in capital...........................................        --          --
  Accumulated deficit.......................................   (36,286)    (27,941)
                                                              --------    --------
          Total shareholders' equity/(deficiency)...........   (36,286)    (27,941)
                                                              --------    --------
Total Liabilities and Shareholders' Equity/(Deficiency).....  $288,195    $300,960
                                                              ========    ========

The accompanying notes to consolidated financial statements are an integral part of this statement.

ARGO-TECH CORPORATION AND SUBSIDIARIES
(A WHOLLY-OWNED SUBSIDIARY OF AT HOLDINGS CORPORATION)

CONSOLIDATED STATEMENTS OF NET INCOME
FOR THE FISCAL YEARS ENDED OCTOBER 31, 1998, OCTOBER 25, 1997 AND OCTOBER 26,
1996
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                              1998        1997        1996
                                                            --------    --------    --------
Net revenues..............................................  $174,143    $117,086    $ 96,437
Cost of revenues..........................................   107,203      70,954      57,882
                                                            --------    --------    --------
     Gross profit.........................................    66,940      46,132      38,555
                                                            --------    --------    --------
Selling, general and administrative.......................    24,521      10,948      10,006
Research and development..................................     6,880       5,682       6,429
Amortization of intangible assets.........................     7,480       2,852       2,842
                                                            --------    --------    --------
     Operating expenses...................................    38,881      19,482      19,277
                                                            --------    --------    --------
Income from operations....................................    28,059      26,650      19,278
Interest expense..........................................    21,030      12,827      10,138
Other, net................................................      (268)       (404)       (112)
                                                            --------    --------    --------
Income before income taxes and extraordinary loss.........     7,297      14,227       9,252
Income tax provision......................................     3,400       4,841       3,608
                                                            --------    --------    --------
Income before extraordinary loss..........................     3,897       9,386       5,644
Extraordinary loss, net of income tax benefit of $1,019...        --       1,529          --
                                                            --------    --------    --------
Net income................................................  $  3,897    $  7,857    $  5,644
                                                            ========    ========    ========

The accompanying notes to consolidated financial statements are an integral part of this statement.

ARGO-TECH CORPORATION AND SUBSIDIARIES
(A WHOLLY-OWNED SUBSIDIARY OF AT HOLDINGS CORPORATION)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY/(DEFICIENCY)
FOR THE FISCAL YEARS ENDED OCTOBER 31, 1998, OCTOBER 25, 1997 AND OCTOBER 26,
1996
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                   COMMON    PAID-IN    ACCUMULATED
                                                   STOCK     CAPITAL      DEFICIT       TOTAL
                                                   ------    -------    -----------    --------
BALANCE, OCTOBER 28, 1995........................   $--        $--       $(25,617)     $(25,617)
Net income.......................................                           5,644         5,644
Dividends accrued on preferred stock.............                          (3,848)       (3,848)
Accretion of redeemable common stock.............                            (756)         (756)
Accretion of redeemable ESOP stock...............                          (3,878)       (3,878)
Other, net.......................................                             236           236
                                                    ---        ---       --------      --------
BALANCE, OCTOBER 26, 1996........................    --         --        (28,219)      (28,219)
Net income.......................................                           7,857         7,857
Dividends accrued on preferred stock.............                          (1,527)       (1,527)
Accretion of redeemable common stock.............                            (746)         (746)
Accretion of redeemable ESOP stock...............                          (4,012)       (4,012)
Additional minimum pension liability.............                            (792)         (792)
Other, net.......................................                            (502)         (502)
                                                    ---        ---       --------      --------
BALANCE, OCTOBER 25, 1997........................    --         --        (27,941)      (27,941)
Net income.......................................                           3,897         3,897
Accretion of redeemable common stock.............                          (1,900)       (1,900)
Accretion of redeemable ESOP stock...............                          (9,418)       (9,418)
Additional minimum pension liability.............                            (882)         (882)
Other, net.......................................                             (42)          (42)
                                                    ---        ---       --------      --------
BALANCE, OCTOBER 31, 1998........................   $--        $--       $(36,286)     $(36,286)
                                                    ===        ===       ========      ========

The accompanying notes to consolidated financial statements are an integral part of this statement.

ARGO-TECH CORPORATION AND SUBSIDIARIES
(A WHOLLY-OWNED SUBSIDIARY OF AT HOLDINGS CORPORATION)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED OCTOBER 31, 1998, OCTOBER 25, 1997 AND OCTOBER 26,
1996
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                           1998         1997         1996
                                                         ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...........................................  $   3,897    $   7,857    $   5,644
  Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation....................................      6,809        4,665        4,620
       Amortization of goodwill and deferred financing
          costs........................................      8,470        3,747        4,033
       Compensation expense recognized in connection
          with employee stock ownership plan...........      3,911        2,920        2,329
       Deferred rental income..........................                                 (288)
       Amortization of inventory step-up...............     10,681        1,496
       Deferred income taxes...........................     (6,074)        (413)         825
       Extraordinary loss on early extinguishment of
          debt.........................................                   1,529
       Changes in operating assets and liabilities:
          Receivables..................................        517       (4,001)         434
          Inventories..................................     (1,855)         517         (168)
          Prepaid expenses.............................         78          115          958
          Accounts payable.............................      1,302       (1,073)         291
          Accrued and other liabilities................      1,666         (377)      (2,972)
       Other, net......................................        369          615          236
                                                         ---------    ---------    ---------
  Net cash provided by operating activities............     29,771       17,597       15,942
                                                         ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of J.C. Carter...........................                (107,562)
  Capital expenditures.................................     (5,610)      (2,690)      (3,355)
                                                         ---------    ---------    ---------
  Net cash used in investing activities................     (5,610)    (110,252)      (3,355)
                                                         ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Additional borrowing of long-term debt...............                 156,100
  Repayment of long-term debt..........................    (21,476)    (155,090)     (11,000)
  Redemption of redeemable preferred stock.............                 (25,908)
  Payment of redeemable preferred dividends............                 (19,298)
  Sale of Senior Subordinated Notes....................                 140,000
  Payment of financing related fees....................       (468)      (7,344)
                                                         ---------    ---------    ---------
  Net cash provided by (used in) financing
     activities........................................    (21,944)      88,460      (11,000)
                                                         ---------    ---------    ---------
CASH AND CASH EQUIVALENTS:
  Net increase (decrease) for the period...............      2,217       (4,195)       1,587
  Balance, Beginning of period.........................      9,361       13,556       11,969
                                                         ---------    ---------    ---------
  Balance, End of period...............................  $  11,578    $   9,361    $  13,556
                                                         =========    =========    =========

The accompanying notes to consolidated financial statements are an integral part of this statement.

ARGO-TECH CORPORATION AND SUBSIDIARIES
(A WHOLLY-OWNED SUBSIDIARY OF AT HOLDINGS CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEARS ENDED OCTOBER 31, 1998, OCTOBER 25, 1997 AND OCTOBER 26,
1996
--------------------------------------------------------------------------------

1.  BASIS OF PRESENTATION

     Argo-Tech Corporation and Subsidiaries' (the "Company") (A Wholly-Owned Subsidiary of AT Holdings Corporation) principal operations include the design, manufacture and distribution of aviation products, primarily aircraft fuel pumps, throughout the world. In addition, the Company leases a portion of its manufacturing facility to other parties. The Company's fiscal year ends on the last Saturday in October. The fiscal year ended October 31, 1998 consisted of 53 weeks and the fiscal years ended October 25, 1997 and October 26, 1996 each consisted of 52 weeks. The Company is obligated to fulfill certain obligations of AT Holdings Corporation. As a result, those obligations have been reflected in the Company's financial statements. Certain reclassifications have been made in the prior years' financial statements to conform to the current year presentation.

     Effective August 3, 1997, the Company established itself as a parent, holding company with 3 wholly-owned operating guarantor subsidiaries, Argo-Tech Corporation (HBP), Argo-Tech Corporation (OEM) and Argo-Tech Corporation (Aftermarket). On September 26, 1997, the Company acquired a fourth wholly-owned operating guarantor subsidiary, J.C. Carter Company, Inc. ("Carter") (Note 3). The Company has no outside assets, liabilities or operations apart from its wholly-owned subsidiaries. The Senior Subordinated Notes (Note 10) are fully, unconditionally, jointly and severally guaranteed by the guarantor subsidiaries, and therefore, separate financial statements of the guarantor subsidiaries will not be presented. The Company also has two wholly-owned, non-guarantor subsidiaries that have inconsequential assets, liabilities and equity, and their only operations are the result of intercompany activity which is immediately dividended back to the Company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company. All material intercompany accounts and transactions between these entities have been eliminated.

     CASH EQUIVALENTS -- Cash equivalents represent short-term investments with an original maturity of three months or less.

     RECEIVABLES -- The Company does not generally require collateral or other security to guarantee trade receivables.

     INVENTORIES -- Inventories are stated at standard cost which approximates the costs which would be determined using the first-in, first-out (FIFO) method. The recorded value of inventories is not in excess of market value.

     PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost and are depreciated using the straight-line or an accelerated method over their estimated useful lives as follows:

Buildings and improvements..................................  7 to 30 years
Equipment...................................................  3 to 10 years

     GOODWILL -- Goodwill is amortized on a straight-line basis over forty years. Accumulated amortization at October 31, 1998 and October 25, 1997 was $20,902,000 and $17,450,000, respectively. The Company assesses the recoverability of goodwill by determining whether the amortization over the remaining life can be recovered through projected undiscounted future operations.

     DEFERRED FINANCING COSTS -- The costs of obtaining financing are amortized over the terms of the financing. The amortized cost is included in interest expense in the consolidated statements of net income.

Accumulated amortization at October 31, 1998 and October 25, 1997 was $1,129,000, and $138,000 respectively.

     REDEEMABLE STOCK -- Redeemable ESOP Stock and all shares of Redeemable Common Stock have been excluded from Shareholders' Equity/(Deficiency) due to the ability of the holders to "put", subject to certain restrictions, the shares to the Company and the accretion of the Redeemable ESOP and Common Stock has been charged to Accumulated Deficit.

     REVENUES AND COST RECOGNITION -- Revenues are generally recognized when goods are shipped or services provided.

     The Company's product development activities are conducted principally under cost-sharing arrangements that are funded by the Company. The need for and timing of expenditures under these arrangements is generally determined by the Company. The estimated unreimbursable costs under the activities are expensed as incurred.

     Costs and estimated earnings in excess of billings on uncompleted contracts represents costs incurred plus estimated profit, less amounts billed to customers. Incurred costs include production costs and related overhead. General and administrative expenses and research and development expenses are considered period costs and, accordingly, are charged to operations on a current basis. Certain customers have title to, or security interest in, certain inventories by reason of progress payments.

     EXTRAORDINARY LOSS -- In connection with the early extinguishment of debt under the Company's previous bank credit agreement, the Company recognized an extraordinary loss in fiscal 1997 of $1.5 million, net of income tax benefit of $1.0 million, resulting from the write-off of unamortized debt issuance costs.

     INCOME TAXES -- Income taxes are accounted for under the asset and liability approach, which can result in recording tax provisions or benefits in periods different than the periods in which such taxes are paid or benefits realized. Expected tax benefits from temporary differences that will result in deductible amounts in future years and from carryforwards, if it is more likely than not that such tax benefits will be realized, are recognized currently.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  ACQUISITION OF J. C. CARTER, INC.

     On September 26, 1997 the Company acquired all of the outstanding shares of Carter, a manufacturer of aircraft fluid control component parts, industrial marine cryogenic pumps, and ground fueling components for $107.6 million, including acquisition costs. The acquisition was funded by the issuance of 8 5/8% Senior Subordinated Notes (Note 10). The results of Carter's operations have been combined with those of the Company since the date of acquisition. The purchase price of $107.6 million exceeded the net assets of Carter at the date of acquisition by $99.7 million. Of that excess, $60.6 million was assigned to identified intangible assets as follows:

                                                         FAIR          ESTIMATED
                                                     MARKET VALUE    ECONOMIC LIFE
                                                     ------------    -------------
                                                        (DOLLARS IN THOUSANDS)
Workforce..........................................    $ 4,900            8 Years
Contracts..........................................     17,100           10 Years
Spare Parts Annuity................................     38,200        10-28 Years
Patents............................................        380        14-17 Years
                                                       -------
          Total....................................    $60,580
                                                       =======

     Accumulated amortization of intangible assets at October 31, 1998 and October 25, 1997 was $4,357,000 and $335,000, respectively.

     The remaining excess of $39.1 million was considered goodwill that is being amortized on a straight-line basis over 40 years.

     The acquisition was accounted for using the purchase method of accounting, and accordingly, an allocation of the purchase price has been made using estimated fair market values of the assets acquired and liabilities assumed as of the acquisition date.

     The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and Carter as if the acquisition had occurred October 29, 1995.

                                                           1997(a)      1996(b)
                                                          ---------    ---------
                                                          (Dollars in thousands)
Revenues................................................  $160,117     $138,003
Net income..............................................  $  7,091     $    274

---------------

(a) Twelve months ended October 25, 1997 for Carter.

(b) Twelve months ended September 30, 1996 for Carter.

     These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional depreciation expense as a result of a step-up in the basis of fixed assets, additional amortization expense as a result of goodwill and other intangible assets, an increase in the interest expense on the acquisition debt, and an adjustment on certain shareholder expenses which were terminated concurrent with the acquisition. In management's opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of fiscal year 1996 or of future operations of the combined companies under the ownership and management of the Company.

4.  SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

     The major components of the following balance sheet captions were (in thousands):

                                                         OCTOBER 31,    OCTOBER 25,
                                                            1998           1997
                                                         -----------    -----------
Accrued liabilities:
  Salaries and accrued compensation....................    $ 9,179        $ 8,609
  Accrued interest.....................................      1,046            979
  Accrued warranty.....................................      2,631          2,778
  Other................................................      6,935          5,448
                                                           -------        -------
          Total........................................    $19,791        $17,814
                                                           =======        =======
Other noncurrent liabilities:
  Deferred income taxes................................    $20,955        $23,300
  Other................................................      9,730          8,837
                                                           -------        -------
          Total........................................    $30,685        $32,137
                                                           =======        =======

5.  RECEIVABLES

     Receivables consist of the following (in thousands):

                                                         OCTOBER 31,    OCTOBER 25,
                                                            1998           1997
                                                         -----------    -----------
Amounts billed -- net of allowance for uncollectible
  amounts of $260 and $142.............................    $22,773        $23,047
Amounts unbilled (principally commercial customers):
  Net reimbursable costs incurred on uncompleted
     contracts.........................................     14,367         13,775
  Billings to date.....................................    (13,274)       (12,439)
                                                           -------        -------
          Total unbilled -- net........................      1,093          1,336
                                                           -------        -------
Net receivables........................................    $23,866        $24,383
                                                           =======        =======

6.  INVENTORIES

     Inventories consist of the following (in thousands):

                                                         OCTOBER 31,    OCTOBER 25,
                                                            1998           1997
                                                         -----------    -----------
Finished goods.........................................    $ 2,289        $ 1,874
Work-in-process and purchased parts....................     18,668         19,918
Raw materials and supplies.............................     12,037         20,160
                                                           -------        -------
          Total........................................     32,994         41,952
Reserve for excess and obsolete inventory..............     (3,466)        (3,598)
                                                           -------        -------
Inventories -- net.....................................    $29,528        $38,354
                                                           =======        =======

     Inventory is recorded net of progress payments received of approximately $1.4 and $2.7 million at October 31, 1998 and October 25, 1997, respectively.

     The Carter inventory amounts at September 26, 1997 were increased by $12.2 million to record inventories at their fair value as of the date of acquisition in accordance with Accounting Principles Board Opinion No. 16 -- "Business Combinations." Based on Carter's inventory turnover rate, $10.7 and $1.5 million of this amount is included in cost of revenues for the fiscal years ended October 31, 1998 and October 25, 1997, respectively.

7.  PROPERTY AND EQUIPMENT

     OWNED PROPERTY -- Property and equipment owned by the Company consists of the following (in thousands):

                                                         OCTOBER 31,    OCTOBER 25,
                                                            1998           1997
                                                         -----------    -----------
Land and land improvements.............................   $  7,628       $  7,628
Buildings and building equipment.......................     32,168         31,941
Machinery and equipment................................     32,724         31,927
Office and automotive equipment........................      6,063          5,714
Construction-in-progress...............................      3,685          1,094
                                                          --------       --------
          Total........................................     82,268         78,304
Accumulated depreciation...............................    (46,286)       (41,123)
                                                          --------       --------
          Total -- net.................................   $ 35,982       $ 37,181
                                                          ========       ========

     PROPERTY LEASED TO OTHERS -- The Company leases certain portions of its facility in Euclid, Ohio. The leases have been accounted for as operating leases whereby revenue is recognized as earned over the lease terms. The cost of property leased to others is included in property and equipment and is being depreciated over its estimated useful life. It is not practical to determine the cost of the property that is being leased to others or the related amount of accumulated depreciation. In addition, the Company has separate service contracts with its tenants under which the Company provides maintenance, telecommunications and various other services. A large portion of the Company's cost related to the receipts based on usage is variable in nature.

     Total rental revenue under the property leases and service contracts was as follows for the fiscal years ended 1998, 1997 and 1996 (in thousands):

                                                      1998      1997      1996
                                                     ------    ------    ------
Minimum contractual amounts under property
  leases...........................................  $4,010    $3,960    $6,056
Service contracts revenue based on usage...........     759       949     1,484
                                                     ------    ------    ------
          Total....................................  $4,769    $4,909    $7,540
                                                     ======    ======    ======

     Future minimum rentals under the noncancelable property leases and service contracts at October 31, 1998 are (in thousands): $3,064 in 1999, $1,811 in 2000, $1,731 in 2001, $1,675 in 2002, and $799 in 2003.

8.  EMPLOYEE BENEFIT PLANS

     EMPLOYEE STOCK OWNERSHIP PLAN -- The Company has an Employee Stock Ownership Plan (ESOP) to provide retirement benefits to qualifying, salaried employees. The ESOP grants to participants in the plan certain ownership rights in, but not possession of, the common stock of the Company held by the Trustee of the Plan. Shares of common stock are allocated annually to participants in the ESOP pursuant to a prescribed formula. The value of the shares committed to be released by the Trustee under the Plan's provisions for allocation to participants was recognized as an expense of $3,911,000, $2,920,000 and $2,329,000 for the fiscal years ended 1998, 1997 and 1996, respectively. The cost of the shares acquired for the ESOP that are not committed to be released to participants is shown as a contra-account, "Unearned ESOP shares".

     Summary information regarding ESOP activity consists of the following:

                                                            OCTOBER 31,    OCTOBER 25,
                                                               1998           1997
                                                            -----------    -----------
Allocated shares..........................................      147,000        105,000
Shares released for allocation............................       42,000         42,000
Unearned ESOP shares......................................      231,000        273,000
                                                            -----------    -----------
Total ESOP shares.........................................      420,000        420,000
Repurchased shares received as distributions..............       (5,708)        (4,480)
                                                            -----------    -----------
Total available ESOP shares...............................      414,292        415,520
                                                            ===========    ===========
Fair market value of unearned ESOP shares.................  $23,125,410    $19,595,940
                                                            ===========    ===========

     All of the shares acquired for the ESOP (both allocated and unearned shares) are owned and held in trust by the ESOP.

     The Company's stock is not listed or traded on an active stock market and market prices are, therefore, not available. Annually, an independent financial consulting firm determines the fair market value based upon the Company's performance and financial condition.

     The Company provides an "internal market" for shareholders through its purchase of their common shares. Participants in the Company's ESOP have the right to require the Company, within a specified period, to repurchase shares received as distributions under the ESOP at their fair market value.

     PENSION AND SAVINGS PLANS -- The Company has two noncontributory defined benefit pension plans for qualifying hourly and salary employees. A plan covering salaried employees provides pension benefits that are based on the employees' compensation and years of service. The future accrual of benefits was terminated in connection with the formation of the ESOP. A plan covering hourly employees provides benefits of stated amounts for each year of service. The Company's funding policy is to contribute actuarially determined amounts allowable under Internal Revenue Service regulations. The Company also sponsors three employee savings plans which cover substantially all of the Company's employees. The plan covering Carter employees provides for a match of participating employees' contributions. The Company's contribution, recognized as expense was approximately $481,000 and $50,000 in fiscal years 1998 and 1997, respectively.

     A summary of the components of net periodic pension cost for the pension plans for the fiscal years ended 1998, 1997 and 1996 is as follows (in thousands):

                                                               1998      1997      1996
                                                              -------   -------   -------
Service cost -- benefits earned during the period...........  $   219   $   201   $   218
Interest cost on projected benefit obligation...............    1,042       971       805
Actual return on plan assets................................   (1,867)   (2,524)   (1,488)
Net amortization and deferral...............................      585     1,429       483
                                                              -------   -------   -------
Net periodic pension cost (benefit).........................  $   (21)  $    77   $    18
                                                              =======   =======   =======

     The following table sets forth the funded status of the plans and amounts recognized in the Company's balance sheets for its pension plans (in thousands):

                                                   OCTOBER 31, 1998             OCTOBER 25, 1997
                                              --------------------------   --------------------------
                                              (ACCUMULATED     (ASSETS     (ACCUMULATED     (ASSETS
                                                BENEFITS       EXCEED        BENEFITS       EXCEED
                                                 EXCEED      ACCUMULATED      EXCEED      ACCUMULATED
                                                ASSETS)       BENEFITS)      ASSETS)       BENEFITS)
                                              ------------   -----------   ------------   -----------
Actuarial present value of benefit
  obligations:
  Vested benefit obligation.................    $(7,080)       $(8,653)      $(5,585)       $(8,295)
                                                =======        =======       =======        =======
  Accumulated benefit obligation............    $(7,208)       $(8,653)      $(5,596)       $(8,295)
                                                =======        =======       =======        =======
  Projected benefit obligation..............    $(7,208)       $(8,653)      $(5,596)       $(8,295)
Plan assets at fair value...................      5,886         11,243         3,429         10,177
                                                -------        -------       -------        -------
Projected benefit obligation (in excess of)
  or less than plan assets..................     (1,322)         2,590        (2,167)         1,882
Unrecognized prior service cost.............        360                          405
Unrecognized net (gain) or loss from past
  experience different from that assumed....      1,674         (3,187)          614         (3,023)
Adjustment required to recognize minimum
  liability.................................     (2,034)                      (1,019)
                                                -------        -------       -------        -------
Accrued pension cost recognized in the
  consolidated balance sheets...............    $(1,322)       $  (597)      $(2,167)       $(1,141)
                                                =======        =======       =======        =======

     The assumptions used to determine net periodic pension cost as well as the funded status are:

                                                              1998    1997    1996
                                                              ----    ----    ----
Discount rate...............................................  7.0%    7.5%    8.0%
Long-term rate of return on plan assets.....................  9.0%    9.0%    9.0%

     The plans' assets consist primarily of insurance company pooled separate accounts.

     OTHER POSTRETIREMENT BENEFITS -- The Company provides certain postretirement health care benefits to qualifying hourly retirees and their dependents. Effective November 1, 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement requires that costs of these postretirement benefits be accrued during an employee's active working career.

     The Company implemented SFAS No. 106 on the immediate recognition basis by recording a postretirement benefit obligation of $5,809,000, and, according to Statement provisions related to business combinations occurring after December 21, 1990, a resulting increase in Goodwill and Deferred Income Taxes of $3,485,000 and $2,324,000, respectively was recorded.

     The net postretirement benefit cost for the fiscal years ended 1998, 1997 and 1996 includes the following components (in thousands):

                                                              1998    1997    1996
                                                              ----    ----    ----
Service cost................................................  $177    $149    $158
Interest cost on accumulated postretirement benefit
  obligation................................................   674     592     460
Net amortization and deferral...............................    91      33      --
                                                              ----    ----    ----
Net postretirement benefit cost.............................  $942    $774    $618
                                                              ====    ====    ====

     Benefit costs were generally estimated assuming retiree health care costs would initially increase at an 11% annual rate, decreasing gradually to a 5% annual growth rate after 12 years and remain at a 5% annual growth rate thereafter. A 1% increase in this annual trend rate would have increased the accumulated postretirement benefit obligation at October 31, 1998 by $1,660,000 with a corresponding effect on the 1998 postretirement benefit expense of $164,000. The discount rate used to estimate the accumulated postretirement benefit obligation was 7.0%, 7.5% and 8.0% for fiscal years 1998, 1997 and 1996, respectively.

     The following table sets forth the unfunded obligation and amounts recognized in the Company's balance sheets for its postretirement benefit obligation (in thousands):

                                                              OCTOBER 31,    OCTOBER 25,
                                                                 1998           1997
                                                              -----------    -----------
Accumulated postretirement benefit obligation:
  Retirees and dependents...................................    $(5,488)       $(3,843)
  Fully eligible active plan participants...................     (1,578)        (1,756)
  Other active participants.................................     (3,627)        (3,135)
                                                                -------        -------
                                                                (10,693)        (8,734)
Unrecognized net loss from past experience different from
  that assumed..............................................      2,913          1,823
                                                                -------        -------
Accrued postretirement benefit cost in the consolidated
  balance sheets............................................    $(7,780)       $(6,911)
                                                                =======        =======

9.  INCOME TAXES

     The income tax provision consists of the following for the fiscal years ended 1998, 1997 and 1996 (in thousands):

                                                            1998      1997      1996
                                                           ------    ------    ------
Current tax provision:
  Federal................................................  $8,931    $4,118    $2,153
  State and local........................................     543       117       630
                                                           ------    ------    ------
          Total..........................................   9,474     4,235     2,783
Deferred tax provision (benefit).........................  (6,074)     (413)      825
                                                           ------    ------    ------
Income tax provision.....................................  $3,400    $3,822    $3,608
                                                           ======    ======    ======

     The difference between the recorded income tax provision and the amounts computed using the statutory U.S. Federal income tax rate are as follows (in thousands):

                                                            1998      1997      1996
                                                           ------    ------    ------
Income tax provision at statutory rate...................  $2,554    $3,988    $3,146
State tax provision -- net of federal benefits...........     353       100       416
Other -- net.............................................     493      (266)       46
                                                           ------    ------    ------
Income tax provision.....................................  $3,400    $3,822    $3,608
                                                           ======    ======    ======

     During the fiscal years ended 1998, 1997 and 1996 the Company paid (net of refunds received) approximately $8.3, $4.6 and $2.6 million in income taxes, respectively.

     The components of the Company's net deferred tax asset (liability) are as follows (in thousands):

                                                              OCTOBER 31,    OCTOBER 25,
                                                                 1998           1997
                                                              -----------    -----------
Current:
  Deductible temporary differences..........................   $  4,837       $  5,368
  Inventories...............................................        (69)        (4,329)
                                                               --------       --------
          Total.............................................   $  4,768       $  1,039
                                                               ========       ========
Long-term:
  Salary/Hourly retiree medical.............................   $  2,867       $  2,677
  Deductible temporary differences..........................        729            714
  Property and equipment....................................     (1,373)        (2,593)
  Intangible assets.........................................    (23,178)       (24,098)
                                                               --------       --------
          Total.............................................   $(20,955)      $(23,300)
                                                               ========       ========

     The temporary difference described above principally represent differences between the tax bases of assets (principally inventory, property and equipment, and intangible assets) or liabilities (principally related to employee benefits and loss reserves) and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled, respectively.

10.  DEBT

     SUMMARY -- The Company's long-term debt consists of the following (in thousands):

                                                        OCTOBER 31,    OCTOBER 25,
                                                           1998           1997
                                                        -----------    -----------
Term loans............................................   $ 87,212       $108,625
Senior Subordinated Notes.............................    140,000        140,000
Other.................................................        174            237
                                                         --------       --------
          Total borrowings............................    227,386        248,862
Current maturities....................................     (5,946)        (6,904)
                                                         --------       --------
Long-term portion.....................................   $221,440       $241,958
                                                         ========       ========

     CREDIT FACILITY AND TERM LOANS -- In July 1997, the Company refinanced its Old Credit Facility with the New Credit Facility, consisting of a seven-year $100.0 million term loan, a seven-year $20.0 million revolving credit facility and a seven-year $15.0 million Delayed Draw Acquisition Loan. In connection with the July refinancing, the Company recorded an extraordinary charge of $2.5 million, consisting primarily of the write-off of unamortized financing costs related to its Old Credit Facility.

     On September 26, 1997, the Company amended the New Credit Facility to allow for, among other things, the acquisition of Carter and the issuance of the Senior Subordinated Notes. Under the Amended Credit Facility, the Company has $110.0 million principal amount of Term Loans, of which $87.2 million is outstanding at October 31, 1998, and also has available a seven-year $20.0 million Revolving Credit Facility. The unused balance of the Revolving Credit Facility ($19.7 million at October 31, 1998) is subject to a .375% commitment fee. The credit facility is collateralized by substantially all of the tangible assets of the Company (including the capital stock of Argo-Tech) as well as the unearned shares of the Company's common stock held by the ESOP. The Amended Credit Facility contains a number of covenants that, among other things, limit the Company's ability to incur additional indebtedness, pay dividends, prepay subordinated indebtedness, dispose of certain assets, create liens, make capital expenditures, make certain investments or acquisitions and otherwise restrict corporate activities. The Amended Credit Facility also requires the Company to comply with certain financial ratios and tests, under which the Company will be required to achieve certain financial and operating results. The Company was in compliance with the covenants at

October 31, 1998. Interest was calculated, at the Company's choice, using an alternate base rate (ABR) or LIBOR, plus a supplemental percentage determined by the ratio of debt to EBITDA. The interest rate for fiscal year 1998 ranged from 0.25% to 1.00% plus ABR or 1.25% to 2.00% plus LIBOR.

     The Company had entered into three interest rate swap agreements with a financial institution which fixed the interest rate on the notional amounts of $20.0 million at 5.80% and $20.0 million at 5.715% through October 1997, and $30.0 million at 6.66% through October 2000. In July 1997, the Company refinanced its Old Credit Facility and unwound $40.0 million of the swap agreements which were to terminate in October 1997. The remaining $30.0 million swap was transferred to another financial institution in notional amounts of $10.0 million which fixed the rates at 6.775%, 6.775% and 6.805% through October 2000. On October 1, 1998 the Company terminated a $10.0 million swap that had a fixed rate of 6.775% and was to terminate on October 27, 2000 and replaced it with a $10.0 million swap that has a fixed rate of 6.08% and will now terminate on October 31, 2003. The gains/losses on the swap agreements were recognized as interest expense and amounted to a $0.4 million loss in fiscal year 1998, a $0.3 million loss in fiscal year 1997 and a $0.4 million loss in fiscal year 1996. The Company has no other derivative financial instruments.

     SENIOR SUBORDINATED NOTES -- The 8 5/8% Senior Subordinated Notes due 2007 (the "Notes") were issued by the Company on September 26, 1997. Proceeds from the offering, together with a portion of the borrowings under the Amended Credit Facility, were used (i) to finance the acquisition of Carter; (ii) to repay in full $46.1 million in existing notes and; (iii) to pay fees and expenses incurred in connection with the acquisition.

     Interest on the Notes will be payable semiannually on April 1 and October 1 of each year, commencing on April 1, 1998. The Notes will mature on October 1, 2007. Except as described below, the Company may not redeem the Notes prior to October 1, 2002. On or after such date, the Company may redeem the Notes, in whole or in part, at the redemption prices at the time, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time on or prior to October 1, 2000, the Company may, subject to certain requirements, redeem up to 33 1/3% of the original aggregate principal amount of the Notes with net cash proceeds of one or more public equity offerings by the Company, at a redemption price equal to 108.625% of the principal amount to be redeemed, together with accrued and unpaid interest, if any, to the date of redemption, provided that at least 66 2/3% of the original aggregate principal amount of the Notes remains outstanding immediately after each such redemption.

     The Notes are unsecured and are subordinated in right of payment to all existing and future Senior Indebtedness of the Company.

     ANNUAL MATURITIES AND INTEREST PAYMENTS -- The maturities of the Company's long-term debt during each of the next five fiscal years are as follows (in thousands):

                        FISCAL YEAR                              AMOUNT
                        -----------                             --------
1999........................................................    $  5,946
2000........................................................       9,346
2001........................................................      11,631
2002........................................................      18,612
2003........................................................      20,932
Thereafter..................................................     160,919
                                                                --------
          Total.............................................    $227,386
                                                                ========

     The total interest paid during the fiscal years ended 1998, 1997 and 1996 was $20.1 million, $12.5 million and $9.2 million, respectively.

11.  REDEEMABLE COMMON STOCK

     Redeemable common stock represents a right (a "put") that management shareholders have to require the Company to repurchase shares of common stock at the greater of their fair market value or $40 per share, subject to certain limitations through April 30, 2004. There were 67,059 of these shares outstanding at October 31, 1998 and October 25, 1997.

12.  RELATED PARTY TRANSACTIONS

     Management fees and out-of-pocket expenses were charged to operations in accordance with the provisions of a management agreement between the Company and a related party. Fees payable to the parent company of the majority shareholder of AT Holdings Corporation ("AT Holdings") for the guarantee of the Company's subordinated loan, which was repaid in 1997, were charged to operations. The total related party fees charged to operations during the fiscal years ended 1997 and 1996 approximated .6% and .8% of net revenues, respectively. There were no related party fees incurred in fiscal year 1998. In addition, during the fiscal years ended 1998, 1997 and 1996 sales of $30.9 million, $25.9 million and $21.1 million, respectively, were made to a related party.

13.  MAJOR CUSTOMERS AND EXPORT SALES

     During the fiscal years ended 1998, 1997 and 1996, the Company had revenues in excess of 10% from the following customers (in thousands):

                                                   1998       1997       1996
                                                  -------    -------    -------
Customer A......................................  $29,870    $25,896    $21,167
Customer B......................................       --     14,562     16,177
Customer C......................................       --     12,740         --

     During the fiscal years ended 1998, 1997 and 1996, export sales to foreign customers were comprised of the following (in thousands):

                                                   1998       1997       1996
                                                  -------    -------    -------
Europe..........................................  $29,812    $18,786    $13,158
All others (individually less than 10%).........   52,402     40,707     30,911
                                                  -------    -------    -------
          Total.................................  $82,214    $59,493    $44,069
                                                  =======    =======    =======

14.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company has various financial instruments, including cash and short-term investments, interest rate swaps and long-term debt. The Company has determined the estimated fair value of these financial instruments by soliciting available market information and utilizing appropriate valuation methodologies which require judgment. The Company believes that the carrying values of the short term investments and long term debt approximates their fair value. The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that the company would pay to terminate the swap agreements at October 31, 1998, taking into account current interest rates and the current creditworthiness of the company and the respective financial institution. The amount the company would pay to settle the three interest rate swap agreements at October 31, 1998 would be approximately $1.4 million dollars. The company's balance sheet does not reflect these amounts.

15.  CONTINGENCIES

     ENVIRONMENTAL MATTERS -- The soil and groundwater at the Company's Euclid, Ohio facility and the Costa Mesa, California facility contain elevated levels of certain contaminants which are currently in the process of being removed and/or remediated. Because the Company has certain indemnification rights from former owners of the facilities for liabilities arising from these or other environmental matters, in the opinion of the Company's management, the ultimate outcome is not expected to materially affect the Company's financial condition, results of operations or liquidity.

     OTHER MATTERS -- The Company is subject to various legal actions and other contingencies. In the opinion of the Company's management, after reviewing the information which is currently available with respect to such matters and consulting with the Company's legal counsel, any liability which may ultimately be incurred with respect to these additional matters is not expected to materially affect the Company's financial condition, results of operations or liquidity.

16.  NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Company will adopt this standard during fiscal 1999. Such adoption is not expected to have a material effect on the Company.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments such as a measure of segment profit or loss, certain specific revenue and expense items, and segment assets. The Company will adopt this standard during fiscal 1999. Such adoption is not expected to have a material effect on the Company.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement does not change the recognition or measurement of pension or postretirement benefit plans, but standardizes disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures. The Company will adopt this standard during fiscal 1999. Such adoption is not expected to have a material effect on the Company.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS 133 is effective for fiscal quarters of fiscal years beginning after June 15, 1999. The Company has not completed its evaluation of this statement.

17.  SUBSEQUENT EVENT

     On December 17, 1998, AT Holdings entered into an agreement to repurchase 639,510 shares of stock ("Stock Repurchase") from AT Holdings LLC, the company's largest shareholder, for $79.4 million plus transaction expenses. The transaction, which was consummated on January 4, 1999, was funded by the proceeds of a $30.0 million cumulative redeemable exchangeable preferred stock issue by AT Holdings, Argo-Tech Corporation's issuance of $55.0 million of 8.625% Senior Subordinated Notes issued at a 5% discount, $50.0 million of which was dividended to AT Holdings, and cash. In addition, AT Holdings amended its Certificate of Incorporation to provide for the issuance of the preferred stock and the Company amended its existing credit agreement and indenture to permit the issuance of the Notes, payment of the dividend and amendment of the Supplemental Employee Retirement Plan and the 1997 Stock Appreciation Rights Plan ("SAR Plan"). The SAR Plan provided for grants of up to 34,450 stock appreciation rights ("SAR's"), 17,225 of which were granted in fiscal years 1997 and 1998. The remaining 17,225 SAR's were granted in November 1998. In connection with the Stock Repurchase, all SAR's became fully vested resulting in a charge to pre-tax earnings of $2.5 million in the first quarter of fiscal year 1999 and were then converted into fully vested stock options.

     On February 23, 1999, a California federal district court granted a Motion for Summary Judgment against the Company's J.C. Carter subsidiary to enforce an international arbitration award in favor of a French shipbuilding concern, for approximately $11.4 million plus interest with respect to a product liability case involving industrial marine pump products. The district court has ordered, however, that judgment shall not be entered at this time because of the claims against the remaining parties to the action. The Company intends to seek reconsideration of the district court's decision, and, when, and if, an adverse judgment is entered against it, to appeal the judgment and to vigorously pursue its claims for declaratory relief and equitable indemnification against the prior owners of assets relating to the arbitration. In the opinion of the Company's management, after reviewing the information which is currently available with respect to this matter and consulting with the Company's legal counsel, any liability which may ultimately be incurred with respect to this matter is not expected to materially affect the Company's financial condition, results of operations or liquidity.

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                                  $55,000,000
                             ARGO-TECH CORPORATION

                                [ARGO-TECH LOGO]

                            -----------------------
                                   PROSPECTUS
                            -----------------------

                       OFFER TO EXCHANGE ALL OUTSTANDING
                   8 5/8% SENIOR SUBORDINATED NOTES DUE 2007
                THAT WERE ORIGINALLY ISSUED ON DECEMBER 17, 1998
               FOR NEW 8 5/8% SENIOR SUBORDINATED NOTES DUE 2007
           THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933

                                 APRIL 28, 1999

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